5/22


03050812

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Cross Lake Minerals Ltd

*CURRENT ADDRESS ______________________

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 2636 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/28/03

12(g) No. 82-2636



CROSS LAKE MINERALS LTD.

AR/S
12-31-02

03 MAY 22 AM 7:21

Annual Report 2002

Letter to Shareholders

The highlight of 2002 was the optioning of the QR gold Property, including the mine and mill facilities. Since optioning the property in July 2002, the Company's time has been spent primarily on the QR Property, with a total of 23 drill holes and 392 metres of trenching being completed. A scoping study has been initiated to determine the viability of recommencing operations, which would be a significant achievement for the Company.

The QR Property is adjacent to the Cariboo gold Property which was acquired under option in May 2002 as part of the Company's efforts to diversify its portfolio of mineral properties. Since acquisition, a trenching, mapping and soil sampling program has been completed.

In order to fund expenditures, these two properties, QR and Cariboo, have been farmed out to Gold Giant Ventures Inc. ("Gold Giant") who are in the process of earning a 50% interest in the Company's rights to the properties. The Company is operator of the project.

The Company was successful in completing a small private placement of net $186,176 during the year which funded general and administrative expenses and exploration work on several of the Company's properties. As markets remained depressed and financings continued to be difficult, every effort was made to conserve cash wherever possible. The most attractive mineral properties were maintained, new properties of merit were acquired and exploration was conducted on some of the B.C. properties.

Exploration expenditures amounted to $164,139 during 2002, not including the $127,665 spent by Gold Giant to earn-in on the QR and Cariboo Properties. Most of the $164,139 was spent on the Swannell, Cariboo, QR and Ingenika Properties in B.C. Work on each of the properties is discussed in more detail later in this report. With decreased working capital of $298,019 at year end, funds will have to be raised in order to fund any significant exploration programs in 2003.

In November 2002, it was very disappointing to receive notice from Falconbridge Limited ("Falconbridge") that it was terminating its option on the copper-zinc-silver Sheraton-Timmins Property, in Timmins, Ontario. Efforts to find another partner to advance the project are being hampered by the current lack of market interest in base metals. The Company continues to believe that this property has significant potential and intends to maintain it until funding becomes available.

Activities in 2003 will continue to focus on the QR and Cariboo Properties while maintaining and exploring our other properties of merit, when financially feasible. As opportunities become available, new properties will be acquired. Joint venture partners will continue to be sought to fund exploration work on the properties. As always, efforts to conserve cash will continue and all financing opportunities will be pursued.

On behalf of the Board of Directors, we would like to thank our shareholders for their continued support and interest. We would also like to thank the Directors for their valuable input and assistance over the past year and our employees and consultants for their hard work and loyalty.

ON BEHALF OF THE BOARD OF DIRECTORS



Henry G. Ewanchuk
Chairman



Brian Kynoch
Interim President

May 1, 2003

CROSS LAKE MINERALS LTD.			PROPERTY SUMMARY			MAY 01, 2003	
PROPERTIES	COMMODITY	CLAIM UNITS	JOINT VENTURE PARTNER(S)	/ INTEREST	UNDER OPTION FROM/TO	CRN INTEREST PRESENT IN	AFTER EARN-IN
ONTARIO PROPERTIES: 5	TIMMINS REGION						
Arthur Lake J.V.	Cu, Ni, Au	47	International KRL Resources Corp.	15.3%		14.7%	
			Kevin Filo	70.0%			
Currie-Bowman	Cu, Au, Ag	134	Kinross Gold Corporation	60%		40%	
Edwards (North) J.V.	Cu, Zn	30	Anvil Resources Ltd.	50%		25%	
			Imperial Metals Corporation	25%			
Night Hawk Lake J.V.	Au, Cu, Zn	24	East West Resource Corporation	40%		40%	
			Canadian Golden Dragon Resources Ltd.	20%			
Night Hawk Lake J.V. (Falconbridge Option)	Au, Cu, Zn	347	East West Resource Corporation	40%	to Falconbridge Limited	40%	14%
			Canadian Golden Dragon Resources Ltd.	20%			
Sheraton – Timmins	Cu, Zn, Au, Ag	318	(Includes 3 patented parcels - 12 units)	-		100%	
TOTAL ONTARIO		**900**					
B.C. PROPERTIES: 9	CARIBOO REGION						
Cantin Creek	Au	32	Gold Giant Ventures Inc.	0%	from Geoffrey Goodall	0%	50%
Cariboo	Au	98		-	(a) from Imperial Metals Corporation	0%	100%
					(b) to Gold Giant Ventures Inc.		50%
QR	Au	130		-	(a) from Kinross Gold Corporation	0%	100%
					(b) to Gold Giant Ventures Inc.		50%
	Omineca Region						
End Lake	Zn, Pb, Ag	20		-		100%	
Ingenika	Zn, Pb, Ag	54		-		100%	
Swannell	Zn, Pb, Ag	76		-	from Teck Cominco Limited	0%	100%
Wasi Creek	Zn, Pb, Ag	66		-		100%	
	Kootenay Region						
LJ	Zn, Pb, Ag	32		-		100%	
	Shuswap Region						
Myoff Creek	Ta, Nb, P_2O_5	96		-		100%	
TOTAL B.C.		**604**					
TOTAL PROPERTIES: 14	**TOTAL UNITS: 1,504**		**TOTAL AREA (HECTARES): 29,420**				


YELLOWKNIFE
WHITEHORSE
NORTHWEST TERRITORIES
YUKON TERRITORY
ALBERTA
BRITISH COLUMBIA
JUNEAU
2,3
1,4
EDMONTON
Smithers
Prince George
7,8,9
Quesnel
6
5
Calgary
Kamloops
Revelstoke
Kelowna
Vancouver
UNITED STATES
VICTORIA
Kilometres
CROSS LAKE MINERALS LTD.
Omineca Region
1 End Lake
2 Ingenika
3 Swannell
4 Wasi Creek
Kootenay Region
5 LJ
Shuswap Region
6 Myoff Creek
Cariboo Region
7 QR
8 Cariboo
9 Cantin Creek
CROSS LAKE MINERALS LTD.
PROPERTY LOCATION MAP
April, 2003

BRITISH COLUMBIA

QR

In July 2002, the Company signed a letter of intent with Kinross Gold Corporation ("Kinross") whereby the Company acquired an option to purchase a 100% interest in the QR Property, a mining lease of 130 claim units covering 3,164 hectares, which is located 58 kilometres southeast of Quesnel, BC, in the Cariboo Mining Division.

Facilities, including a complete 800 tonne per day mill utilizing a whole ore cyanidation with carbon-in-pulp recovery circuit, crushers, generators, compressors, complete assay lab, engineering offices, various warehouses, buildings and the tailings impoundment area remain on site and appear to have been well maintained since orderly shutdown.

The Company may acquire a 100% interest in the property by paying Kinross an aggregate of $800,000 on or before May 1, 2004. A $5,000 payment was made upon signing of the letter of intent with the remaining $795,000 to be paid in cash and/or shares, at Kinross' discretion, upon exercise of the option by the Company. The Company is required to fund the first year's holding costs up to $220,000 ($165,000 paid to date), in quarterly instalments in arrears, which are deductible from the final payment. Should a deposit of more than 1,000,000 proven and recoverable ounces of gold be discovered on the property, Kinross retains a back-in right to acquire 50% of the property by reimbursing the Company for twice the amount of expenditures incurred and by completing a bankable feasibility report.

In July 2002, the Company granted Gold Giant an option to acquire 50% of its interest in the adjoining QR and Cariboo Properties. Under the terms of the letter agreement and in consideration for the grant of the option, Gold Giant is required to make cash payment of $50,000 on signing; issue 100,000 common shares to the Company as soon as possible thereafter upon receipt of necessary approvals; and, spend $700,000 on the two properties, including $200,000 in maintenance expenses by July 1, 2003. Thereafter, Gold Giant is required to spend a further $1.0 million on or before May 1, 2004 and $1.8 million on or before May 1, 2005, in order to earn 50% of the Company's interest in both properties.

The QR Property includes the shutdown QR Mine which operated from May 1995 until April 1998 when mining was suspended and the property placed on care and maintenance due to low gold prices. While in operation, the mine produced 3,672,767 grams (118,084 ounces) of gold from open pits and underground stopes. According to Kinross' QR Mine Status Report dated January 25, 1999, the mineral reserves and resources remaining on site are summarized in the following table:

Category	Tonnes	Gold Grade (g/t)
Proven Reserve	84,696	5.10
Probable Reserve	235,182	5.07
Possible Reserve	19,485	7.41
Resource (Measured, Indicated, Inferred)	463,221	5.03

Reserve estimate calculated using gold @ US$350/oz, Can$=0.74US$, 93% recovery and specific gravity=2.96t/cubic metre.

The reserve and resource calculations, using Gemcom modeling software, were completed by Kinross before the implementation of National Instrument 43-101 and CIM Guidelines for ore definitions and, therefore, do not meet the current regulatory requirements. Until the Company has completed an independent reserve and resource calculation, which will conform with the regulatory requirements as outlined in National Instrument 43-101, all of the above categories should be considered a mineral resource.



N
Cariboo Property
Strong IP Anomaly/
Gold in Soils Outlined
in Solid Grey
Cariboo Stocks
Drill Hole C89-6
5.3gpt/8.5m
CROSS LAKE MINERALS LTD.
QR and CARIBOO PROPERTIES
SCHEMATIC PLAN MAP
2.5km
Midwest Zone
QR Mill
Main Zone
(with North Zone
below at depth)
Northwest Zone
West Zone
QR Stock
QR Property
Cantin Creek
Property (35km)
Quesnel
(54km)

According to Kinross' QR Mine Status Report dated January 25, 1999, the QR Mine is located in the Quesnel Terrane, a Triassic and Jurassic-aged island-arc/marginal basin tectonic assemblage, a region also referred to as the Quesnel Trough. The assemblage has been intruded by a Jurassic-aged pyroxene-bearing diorite stock. The gold mineralization is spatially associated with the diorite stock, usually within 300 metres, in propylitized, carbonate-rich basaltic epiclastic unit dominated by a garnet/epidote/chlorite/calcite alteration assemblage. The gold is associated with sulphide mineralization varying in amounts from 1-15% and consisting of pyrite, chalcopyrite and pyrrhotite with minor amounts of galena and sphalerite.

There are five zones of known gold mineralization: Main, West, Midwest, North and Northwest Zones, of which two (Main and West) were mined by open pit and one (Midwest) was mined using underground methods. The Company's main exploration focus will be to expand on the unmined zones, the North and Northwest Zones.

Based on results of a geological and engineering review, the Company and Gold Giant identified several targets for surface exploration and/or diamond drilling. Surface geological mapping was completed over the primary exploration targets and programs of trenching and diamond drilling commenced in November 2002.

The program consisted of 1,692 metres of NQ2 (2 inch or 5 cm) core size in a total of 19 drill holes. There was one hole drilled in the North Zone, 13 drill holes in the Northwest Zone, and five drill holes in the West Zone. The North and Northwest Zones are totally undeveloped and the West Zone was partially developed during past operations.

The North Zone is the faulted extension of the Main Zone which was the principal source of ore during production. The mineralization has been tested by wide-spaced surface diamond drilling from a vertical depth of 175 to 375 metres (200 metre height) and a strike length of 500 metres and an approximate thickness of 8 metres. The zone is "open" to depth and to the east around the east flank of the QR diorite stock, an important geological control for gold mineralization. The North Zone drill hole, CL-02-2000, intersected significant sections of altered basalt which hosts most of the gold mineralization on the property. The significant results from drill hole CL-02-2000 are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2000	240.5	249.5	9.0	3.87
	363.1	370.5	7.4	2.15
	397.0	400.0	3.0	1.83
	425.0	431.0	6.0	2.97

This hole was drilled to offset four holes drilled earlier by previous operators that intersected gold mineralization in the propylitic altered basalt. The Company is pleased to have confirmed and extended this previously identified zone of gold mineralization.

The Northwest Zone is relatively flat-lying and has now been tested over an area of approximately 350 metres long by 50 metres wide. As the Northwest Zone subcrops immediately below the overburden that is approximately 8.0 metres in thickness, low cost open pit mining would be used in this area. The true thickness of the mineralization, as determined by core measurements in bedding and contacts, is 94% of the drilled interval. The mineralized zones in holes CL-02-2005 and CL-02-2007 have confirmed the significant open pit potential of the Northwest Zone. The most significant results from the 13 holes drilled in this zone are as follows:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2001	20.0	25.5	5.5	1.11
CL-02-2001	36.0	40.5	4.5	1.32
CL-02-2002	29.0	32.1	3.1	1.90
CL-02-2005	4.6	19.7	15.1	2.16
CL-02-2007	6.9	23.6	16.7	4.71
CL-02-2008	8.2	13.5	5.3	1.64
CL-02-2011	7.0	10.0	3.0	1.10
CL-02-2011	17.9	24.4	6.5	1.49

The West Zone is approximately 450 metres long and 60 metres wide. The zone is flat lying, near surface and would potentially be developed by open pit mining methods. The most significant results from the 2002 West Zone drilling are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2016	36.4	50.9	14.5	4.0
CL-02-2017	39.5	45.3	5.8	2.0
CL-02-2017	59.0	63.5	4.5	8.8
CL-02-2018	37.0	43.0	6.0	1.2
CL-02-2018	50.0	53.4	3.4	1.4

*All holes were drilled vertically.

Drill holes CL-02-2016 and 2017 offset previous drill hole 96-448, which intersected 12.7 g/t gold over 16.0 metres and have extended this area of higher grade mineralization. Drill hole CL-02-2018 was located near the southeast end of the West Zone. These drill holes, which have further tested the gold mineralization and potential of this zone, will be added to the existing database for the West Zone.

Following the program of diamond drilling that took place in November, the Company completed a trench (QR-T-03-1) in January 2003 on a north-south axis across the centre of the east-west striking Northwest Zone, which has been partially delineated by earlier diamond drilling. The highly encouraging results confirmed the open pit potential, significantly increased the width and extended previously defined higher-grade sections of the zone. The trench exposed bedrock at an average overburden depth of 3.0 metres across a width of 88 metres before being terminated on the south end due to deepening overburden. This flat lying zone has been outlined by drilling over an area approximately 350 metres long and an average of 60 metres wide with a thickness of approximately 40 metres. The 88 metres of bedrock was sampled with 44-2.0 metre rock chip channel samples and returned results of 1.63 g/t gold over the entire 88 metres, including 4.77 g/t gold over 26.0 metres.

Most importantly, it was discovered during the trenching program that the gold mineralization in the Northwest Zone is entirely confined to siltstone, not to the propylitic basalt that is the main host of gold mineralization on the QR Property. The identification of this siltstone host creates more exploration targets on the QR and adjoining Cariboo Properties. The gold mineralization is found in bedding planes and cross-cutting fractures in the siltstone along with pyrite and minor pyrrhotite. Four additional trenches were excavated across the Northwest Zone parallel to the first trench (QR-T-03-1). The results were consistent with the diamond drilling completed earlier in this area.

In February 2003, the Company drilled an additional four diamond drill holes into untested areas of the West Zone to further define the known gold mineralization. All four drill holes intersected significant intervals of gold mineralization and confirmed and extended previously defined higher-grade sections of the West Zone.

The most significant results from the most recent West Zone drilling are as follows:

Hole No.	From (m)	To(m)	Interval(m)	Gold (g/t)
CL-03-2019	34.0	38.5	4.5	5.8
CL-03-2020	42.8	47.8	5.0	9.1
CL-03-2021	59.0	65.0	6.0	7.3
CL-03-2022	62.5	71.0	8.5	11.2
Including	62.5	66.5	4.0	22.0

With confirmation of additional mineralization, the Company and Gold Giant are undertaking a scoping study to evaluate the possibility of recommencing production on the QR Property. This study will include independent resource and reserve calculations, mine planning for both underground and open pit development and metallurgical testing for both conventional milling of the higher grade ore and heap leaching of the lower grade ore. It is anticipated that the existing facilities on site can be used for both extraction processes. The ongoing exploration within the known zones of gold mineralization is providing further important information for the study. This independent study will define the parameters for recommencing production from the QR Property.

CARIBOO

In May 2002, the Company was granted an option to earn a 100% interest in the Cariboo Property from Imperial Metals Corporation ("Imperial"). The Cariboo Property, which consists of five mineral claims totalling 98 units and covering 2,450 hectares, is adjacent to the east of the QR Property and is located 62 kilometres southeast of Quesnel, BC, in the Cariboo Mining Division. Access and infrastructure in the area are excellent due to the intense logging activity and the proximity of the QR milling facilities. The Company may earn a 100% interest by incurring $100,000 in cumulative exploration expenditures over three years and granting Imperial a 1% net smelter return royalty.

In July 2002, the Company granted Gold Giant an option to acquire 50% of its interest in the adjoining Cariboo and QR gold Properties. Under the terms of the letter agreement and in consideration for the grant of the option, Gold Giant is required to make cash payment of $50,000 on signing; issue 100,000 common shares to the Company as soon as possible thereafter upon receipt of necessary approvals; and, spend $700,000 on the two properties, including $200,000 in maintenance expenses, by July 1, 2003. Thereafter, Gold Giant is required to spend a further $1.0 million on or before May 1, 2004 and $1.8 million on or before May 1, 2005, in order to earn 50% of the Company's interest in both properties.

The claims were originally staked in 1981 to cover the drainage that was anomalous in precious metal elements identified during a Provincial stream sediment sampling program. The geology underlying the property consists of Triassic-aged siltstone, basalt and tuffs that have undergone extensive alteration consisting of ankerite, silica and pyrite. The property and surrounding area have been explored by various mining companies over the last twenty years with programs including airborne and ground geophysical surveys (Very Low Frequency-Electromagnetic (VLF-EM), Magnetometer, Induced Polarization (IP)), stream sediment, soil and rock sampling, geological mapping, prospecting and reconnaissance drilling consisting of ten diamond drill holes in 1989 totalling 1,751 metres.

The main area of interest is in the vicinity of diamond drill hole 89-6, completed by Corona Gold Corporation in 1989, that intersected 5.3 grams/tonne gold over an 8.5 metre interval (0.15 oz/ton over 27.9 feet). Future exploration will follow-up on that hole which is associated with coincident magnetic, IP and soil geochemical anomalies along the contact of a diorite intrusive, similar to the intrusive associated with the QR deposits.

During 2002, a geological compilation and geophysical reinterpretation was conducted. In addition, a program of geological mapping, road re-construction, locating previous drill holes and core and four trenches were completed. The trenching verified the geological environment of the gold mineralization with the best trench value of 2.2 g/t over 3.0 metres.

In addition to evaluating the development potential of the defined gold zones, the QR and Cariboo Properties will be subject to ongoing exploration to expand the known zones of gold mineralization. The recently completed evaluation of the QR and Cariboo Properties has defined a number of exploration targets. These include the North Zone, an extension of the developed Main Zone; the south contact of the QR diorite which is geologically analogous to the north contact of the diorite that hosts most of the defined gold mineralization; and the discovery zone on the Cariboo Property, where a drill hole in 1989 intersected 5.3 g/t over 8.5 metres. Exploration will include soil and geophysical surveys, trenching, geological mapping and diamond drilling. The Company is confident that additional zones of mineralization will be defined by this ongoing exploration. Other gold projects within the immediate area of the QR Mine are also being evaluated to further expand its potential.

CANTIN CREEK

Subsequent to year end, the Company was granted a right to earn a 100% interest in the Cantin Creek Property, which is comprised of 32 claim units (800 hectares) and is located 21 kilometres east southeast of Quesnel, BC in the Cariboo Mining Division.

The companies will earn their respective interests in the Property from Geoffrey Goodall (the "Optionor") by paying $10,000 and issuing 50,000 common shares of each of the Company and Gold Giant to the Optionor upon receipt of all necessary regulatory and corporate approvals; completing an IP survey to confirm the target area outlined in the 1998 geophysical survey and drilling two holes to test the target area within six months of the issuance of the first shares (the "Six Month Anniversary"); and issuing an additional 50,000 common shares of each of the Company and Gold Giant to the Optionor on or before the Six Month Anniversary.

The Cantin Creek property was originally staked in 1977 as a result of regional exploration following the gold discovery at the Company's QR property. Since that time exploration of the Property has included geological mapping, soil geochemistry, geophysical surveys and percussion and diamond drilling. This exploration discovered an epithermal gold system associated with a diorite intrusive, similar to the Company's Cariboo property. In 1998 a geochemical and IP geophysical survey was completed over a new area of the property that had not been previously evaluated. These surveys outlined a new target with coincident high chargeability, resistivity IP and gold soil geochemical anomalies over an area at least 200 metres wide and 600 metres long. This new target has not been drilled and will be the focus of the companies' exploration.

The Company and Gold Giant intend to re-establish the grid over a 600 by 1,000 metre area covering this target. Geological mapping, soil geochemical sampling, magnetic survey and an IP survey using the newly developed 3-D Inversion IP method will be completed. Targets defined by this program will be tested by diamond drilling during the second phase of exploration. The Company is operator of the project.

INGENIKA

The 100% held Ingenika Property is situated on the south side of the Ingenika River some 198 kilometres northwest of Mackenzie, B.C. in the Omineca Mining Division. The three mineral claims, totalling 54 units and encompassing 1,350 hectares, were acquired in July 2000 by staking around the old Ingenika Mine and cover the historic Onward and Onward South trenching, which the Company located and sampled.

In 2001, Mobile Metal Ions ("MMI") soil sampling programs identified three parallel base metal anomalies, approximately 300 metres apart and ranging from 400 to 500 metres in length with widths from 25 to 200 metres. These three anomalies all strike between 120 and 130 degrees which is in the same strike direction as the zinc-lead-silver mineralization of the Ingenika Mine.

As follow-up in 2002, a four hole exploration NQ diamond drilling program totalling 491.2 metres was completed on the adjoining Ingenika and Swannell Properties. Three holes, two on the Swannell Property and one on the Ingenika Property, were drilled to test the MMI soil anomalies but failed to intersect significant base metal values. The source of the anomalies is now believed to be the abundance of base metal fragments observed in the compact glacial till during a test trenching program that was completed in July 2002. Bedrock was not encountered during the trenching. Recommended future work on the Ingenika and Swannell Properties includes a study to determine glacial ice direction in order to locate the source area of the base metal soil anomalies.

SWANNELL

The Swannell Property, which includes seven mineral claims (76 units) encompassing 1,900 hectares, is located 195 kilometres northwest of Mackenzie, B.C. and covers the Swannell zinc, lead and silver showings.

The Company optioned the property from Teck Cominco Limited ("Teck Cominco") in late April 2001. The Company may earn a 100% interest in the property by issuing up to 180,000 common shares over three years (45,000 issued in each of 2001, 2002 and 2003); incurring $500,000 in cumulative exploration expenditures over five years; and, granting Teck Cominco a 2% NSR royalty which the Company may purchase at any time for $500,000 for each 1%. The Company has also granted Teck Cominco the right of first refusal on any contract to smelt mineral products from the property provided that the smelter rates are competitive.

In 2002, in addition to the three holes drilled to test the MMI soil anomalies along the common boundary of the adjoining Ingenika and Swannell Properties (see Ingenika Property), a fourth hole was drilled on the south side of the Swannell River to test for the extension of the Swannell base metal showing that had only been encountered on the north side of the river. The hole intersected 1.90% zinc, 0.37% lead and 4.6g/t silver over 2.1 metres at a down hole depth of 64.4 to 66.5 metres.

To date, this mineralized structure has only been explored for 150 metres along strike and 100 metres down dip. Additional drilling is recommended along strike and down dip to locate higher grade and thicker mineralized horizons. There are several untested soil geochemical anomalies elsewhere on the property that remain highly attractive drill targets. Recommended future work on the Swannell and adjoining Ingenika Properties includes a study to determine glacial ice direction in order to locate the source area of the base metal soil anomalies.

LJ PROPERTY

The 100% held LJ Property, located 35 kilometres north-northeast of Revelstoke in the Revelstoke Mining Division, comprises three claims totalling 32 units and covering 800 hectares. The property covers the Locojo prospect, an attractive zinc, lead, silver discovery that was found below a receding glacier by government geologists during a regional mapping program in 1996. During the summer of 2001, the Company completed a program of geological mapping and rock sampling. The mapping revealed that the base metal mineralization is contained within a tight fold plunging to the south at the contact of the Index and Badshot Formations. Rock channel samples were collected during mapping with assays up to 5.90% zinc, 4.56% lead and 3.8g/t silver over a 2.5 metre width.

A program of prospecting, geological mapping and rock sampling was completed on the LJ Property in September, 2002. The program was successful with the discovery of over fifty base metal bearing pyrite boulders below a remnant ice lobe at the headwaters of McKinnon Creek. The massive sulphide boulders consist of brecciated pyrite separated by a random three-dimensional net of galena and sphalerite. Six boulders, ranging in size from 30 cm to 60 cm in diameter, were sampled over a 200 metre area. The analytical results from these six samples are tabulated below:



HUDSONS BAY
MANITOBA
James Bay
ONTARIO
QUEBEC
CROSS LAKE MINERALS LTD.
MAP NO.
ONTARIO PROPERTIES
Timmins Region
1 Currie-Bowman Joint Venture
2 Night Hawk Lake J.V.
3 Sheraton-Timmins
Red Lake
Trout Lake
Red Lake
Lake Nipigon
Winnipeg
Kenora
Lake of the Woods
Thunder Bay
Timmins
Lake Abitibi
Noranda
Val d'Or
Kirkland Lake
1,2,3
Sudbury
North Bay
Sault Ste. Marie
Montreal
OTTAWA
Orillia
Toronto
Lake Ontario
Niagara Falls
Lake Erie
Detroit
Windsor
UNITED STATES OF AMERICA
KILOMETRES
0 100 200 300 400
CROSS LAKE MINERALS LTD.
PROPERTY LOCATION MAP
May 2002

ONTARIO

SHERATON-TIMMINS

The Company holds a 100% interest in the Sheraton-Timmins Property, which is comprised of two surface and mining rights leases (20 units), 28 unpatented mining claims (286 units) and three patented lots (12 units) located in the Sheraton and Timmins Townships.

As the Company's most advanced project, a significant amount of work has been carried out on the Sheraton-Timmins Property. From January 1997 to December 2000, the Company completed 80 diamond drill holes totalling 30,974 metres; geochemical surveys, including humus, soil and MMI sampling; geological surveys, such as lithogeochemistry and petrographic studies; preliminary environmental and metallurgical studies; and geophysical surveys, including airborne and ground magnetometer, IP, self-potential, surface and borehole pulse electromagnetic ("EM") and mise-a-la-masse. Based on recent work, several attractive targets have been identified on the property and have yet to be tested. Only about one-third of the property has been explored in any detail with the bulk of the work being directed at delineating the Cross Lake Zone.

In July of 2002, a formal agreement was concluded whereby Falconbridge acquired an option to earn up to a 65% interest in the property. In November 2002, Falconbridge terminated the option and returned the property to the Company. Falconbridge completed a geological compilation, line cutting, ground horizontal loop electromagnetic ("HLEM") and magnetic surveys and two diamond drill holes totalling 385 metres. The two exploratory holes were drilled approximately 3,000 metres south of the Cross Lake Zone and targeted coincident ground HLEM and airborne EM anomalies.

The first drill hole, most westerly, intersected a "new" favourable felsic volcanic package with corresponding alteration and pyrrhotite, pyrite with stringer sphalerite and galena over short intervals. The first hole was borehole pulsed and a strong off-hole conductor was drilled 30 metres east of the first hole. This hole intersected the same east-west striking felsic volcanic unit with pyrrhotite and pyrite with no graphite or base metal mineralization. Assays have not yet been received. This favourable felsic volcanic host, three kilometres south of the Cross Lake Zone, provides another attractive target area for future exploration programs.

Efforts to find another partner to advance the project are being hampered by the current lack of market interest in base metals. The Company continues to believe that this property has significant potential and intends to maintain it until funding becomes available for further exploration.

CURRIE-BOWMAN

The Company holds a 40% interest in the property, which is comprised of 30 unpatented mining claims totalling 134 units, with Echo Bay Mines Ltd. ("Echo Bay") holding the remainder. The claims are located 54 kilometres east of Timmins in Currie and Bowman Townships.

Early in 2000, Echo Bay carried out a five hole, 1,652 metre diamond drill program. Three holes, CB-06, 07 and 08, were drilled in the Grindstone Creek Zone to follow up on the previously drilled hole CB-04 which intersected 2.08g/t gold, 18.5g/t silver and 0.54% zinc over 18.9 metres. All three holes intersected the favourable horizon consisting of semi-massive pyrite mineralization with strong sericite alteration. The most significant results were in hole CB-07 which returned values of 3.95g/t gold, 132g/t silver and 3.0% zinc over 2.1 metres, from 271.9-274.0 metres on the hangingwall side of a diabase dyke, and 2.6g/t gold, 8.2g/t silver and 0.19% zinc over 5.05 metres, from 315.75-320.8 metres on the footwall side. Two holes, CB-09 and CB-10, drilled to the west of the Grindstone Creek Zone on two separate IP targets, failed to intersect anomalous gold values or Grindstone Creek type alteration or mineralization. A Borehole Pulse EM survey identified drill targets in the Grindstone Creek Zone to depth and an IP survey, which was carried out in March 2001, identified drill targets east of the Zone.

Echo Bay completed four drill holes totalling 1,311 metres in early 2002. Hole CB-13 tested a possible steeply westerly plunge of the mineralization intersected in hole CB-04 but only intersected background gold values. Holes CB-14, 15 and 16 tested the eastern extension of the Grindstone Creek Zone. Holes CB-14 and 15 intersected the mineralized horizon but only intersected anomalous zinc and silver values with background gold values. Hole CB-16, the easternmost hole, intersected anomalous gold, silver and zinc values. This drilling has indicated that the alteration and base metal and gold values extend a minimum of 600 metres to the east, with an IP response which can be traced for an additional 3.3 kilometres to the east.

Since Echo Bay has completed the earn-in portion of its interest, a joint venture between the Company and Echo Bay has been formed, with Echo Bay, now Kinross Gold Corporation as a result of a recent business combination, as the operator. Kinross will be reviewing the project data with the view to determining the future course of exploration work.

NIGHT HAWK LAKE JOINT VENTURE

The Night Hawk Lake Joint Venture ("NHLJV") is held by the Company (40% and operator), East West Resource Corporation (40%) and Canadian Golden Dragon Resources Ltd. (20%) (collectively, the "Partners"). The property is comprised of 74 unpatented mining claims totalling 371 units and is located 41 kilometres east of Timmins, Ontario. The Company took over as operator in November 2000.

In July 2002, a formal option/joint venture agreement was signed with Falconbridge whereby they were granted the right to acquire up to a 65% interest in 347 claim units of the property, located approximately 28 kilometres southeast of Falconbridge's concentrator and smelter complex. Falconbridge may earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 15% interest may be earned by Falconbridge completing prefeasibility and feasibility studies. The objective would be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge must make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production.

From October 1996 to December 31, 2000, a total of 15,026 metres of diamond drilling in 47 holes was completed and several very attractive high priority targets were identified. The main Cross Lake Zone on the Sheraton-Timmins Property strikes northeast and southwest onto the NHLJV Property and has been verified on the NHLJV ground by detailed IP geophysical surveys and exploratory drilling. The Ontario Geological Survey's ("OGS") "Operation Treasure Hunt" airborne geophysical survey, which was released in fall 2000, outlined the Sheraton Lake Zone and delineated several more EM anomalies on the flanks and along strike of the known mineralization that require testing. Another high priority target is a cluster of EM anomalies, outlined by the OGS survey and ground IP surveys, located halfway (500 metres) between the Cross Lake and Sheraton Lake Zones with a parallel strike direction. This area is favourable for base metal deposition in stacked volcanogenic massive sulphide systems.

In the fall of 2002, after optioning the property, Falconbridge completed 16.8 kilometres of line-cutting and ground geophysical surveys (HLEM and Magnetic); 442 metres of diamond drilling in two holes; and associated borehole pulse electromagnetic ("BHEM"). One target was down graded based on geophysical data obtained through assessment research, and the second was tested by DDH SHER52-

01 which intersected a 1.5 metre massive pyrite horizon above a 13 metre wide interval of strongly conductive graphitic argillite to explain the conductor. However, chalcopyrite mineralization was intersected throughout the hole, most notably within a sequence of felsic fragmentals immediately below the graphitic horizon. Assays from this zone returned values of up to 0.81% Cu over 1.5 metres. A second target in the northwestern corner of the grid was also defined by the HLEM survey. This weak but isolated HLEM conductor was tested by DDH SHER52-02; however, the hole failed to intersect any definitive cause for the HLEM response. BHEM surveys were not possible on the hole due to extremely poor ground conditions and numerous zones of cave within the borehole.

Falconbridge is currently reviewing the geophysical data obtained in 2002, the results of which will determine follow-up work in 2003.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis should be read in conjunction with the audited financial statements and accompanying notes.

Selected Financial Information

The following tables set forth selected financial data with respect to Cross Lake Minerals Ltd. on a basis for the periods indicated. The information appearing below has been derived from and should be read in conjunction with the annual audited financial statements of Cross Lake Minerals Ltd. and notes thereto.

Years ended December 31	2002	2001	2000
Total revenues	$ 27,459	$ 30,034	$ 59,379
Loss from continuing operations – total	235,400	300,081	326,804
Loss from continuing operations – per share[1]	0.01	0.01	0.01
Net loss – total	235,400	493,909	839,609
Net loss – per share[1]	0.01	0.01	0.03
Total assets	5,598,033	5,636,909	6,157,453
Total long-term financial liabilities	-	-	-
Cash dividends declared per share	-	-	-
Mineral property expenditures	195,879	323,991	302,351

[1] Presented on an undiluted basis as a fully diluted basis would be anti-dilutive.

For each of the three years presented, the Company was engaged in the activity of acquiring and exploring mineral properties. Its accounting policies are in accordance with Canadian generally accepted accounting principles and were not significantly altered during the three years. In particular, the principle of deferring of mineral property acquisition and related exploration costs until commencement of production or the sale or abandonment of such properties was applied on a consistent basis throughout the three years.

Prior to the fourth quarter of 2002, total revenues consisted primarily of interest income and were dependent upon the Company's cash position during the year. Since then, revenues have been mostly due to management fees received as operator of the QR Project. The variability of net loss during the three years is due to the timing of the abandonment and write-off of various properties by the Company. Mineral property expenditures were reliant upon the Company's access to financial resources during a fiscal year.

Operating Results

The following table summarizes financial data from the Company's operating results for the fiscal years ended December 31, 2002 and 2001:

Years ended December 31		2002		2001
Total assets	$	5,598,033	$	5,636,909
Total liabilities		29,933		22,285
Working capital		298,019		325,179
Cash & cash equivalents		275,263		324,768
Gross revenues		27,459		30,034
General & administrative expenses		262,859		330,115
Loss before mineral property write-offs		235,400		300,081
Net loss		235,400		493,909
Loss per share		0.01		0.01
Mineral property expenditures		195,879		323,991
Mineral properties – deferred costs		5,229,255		5,243,341
Funds provided by financing activities		186,176		-
Shareholders' Equity:				
Dollar amount	$	5,568,100	$	5,614,624
Number of securities		37,768,493		35,227,665

Net Loss

During fiscal 2002, the Company incurred a net loss of $235,400 ($0.01 per share) compared to a loss in 2001 of $493,909 ($0.01 per share) after a write-off of $193,828 of mineral property costs. The reported net losses for 2002 and 2001 may or may not be indicative of future losses or earnings as charges for mineral properties written off, if any, are dependent upon the Company's decisions to abandon certain properties, based on exploration results achieved or funding constraints.

General and administrative expenses decreased to $262,859 in 2002 from $330,115 in the previous year. This decrease in 2002 reflects a reduction in personnel and the Company's continuing efforts to cut costs. Reductions occurred in all the general and administrative expense areas, with the exception of insurance, which increased slightly to $13,540 in 2002 from $13,224 in 2001, and trust and filing which increased to $32,542 in 2002 from $24,036 in the previous year. This increase was primarily due to additional filing fees to the Toronto Stock Exchange.

Revenues

Revenues were $27,459 in fiscal 2002, compared to $30,034 in 2001. Interest income decreased to $5,013 in 2002 from $24,766 in 2001 due to the Company's reduced cash position. Management fees increased to $22,446 from $5,268 in 2001, due to charge-outs resulting from the operatorship of the QR Project.

Property Expenditures

Mineral property expenditures amounted to $198,579 in 2002, compared to $326,691 in the previous year. Acquisition costs for the year totalled $34,440, compared to $58,838 in 2001. Of the $ 34,440, $12,915 related to the QR Property, $10,000 to the Sheraton-Timmins, $8,825 to the Cariboo, and $2,700 in share issuance to the Swannell. Exploration expenditures for 2002 were $164,139, compared to $267,853 in the previous year. Of the $164,139 spent on exploration, $40,751 was on the Swannell Property, $33,680 on the Cariboo, $32,822 on the QR, $20,087 on the Ingenika, $14,368 on the Myoff and $22,431 on miscellaneous properties.

The Company received $212,665 in property option payments during 2002 pursuant to farm-out agreements on the Sheraton-Timmins ($85,000), QR ($62,282) and Cariboo ($65,383) Properties.

Liquidity and Working Capital

The Company had a working capital position of $298,019 at December 31, 2002 ($325,179 in 2001). This working capital is considered sufficient for property maintenance requirements, administrative overhead and minimal exploration expenditures until at least the end of 2003, assuming the earn-in partners on the Night Hawk Lake, QR and Cariboo Properties continue to fund expenditures. Funds will have to be raised to conduct any exploration programs of significance and there is no assurance that the Company will be successful in securing such funding.

The Company invests surplus cash in liquid, high-grade investments, with varying maturity dates, selected with regard to operational cash requirements and prevailing interest rates. Risks associated with these investments are judged by the Company to be very low.

Capital Resources

The Company relies on the issuance of share capital to raise capital. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms.

The Company completed one financing in 2002 which netted the Company $186,176. There were no financings completed in 2001. At December 31, 2002, the Company had administrative lease payment commitments of $26,841 during 2003, compared to $24,000 in 2002.

Summary of Quarterly Results

	Revenues	Earnings (Loss)[1] from Continuing Operations	Earnings (Loss) from Continuing Operations per Common Share[3]	Net Earnings (Loss)[1][2] (unaudited)	Net Earnings (Loss) per Common Share[3]
2002					
Fourth Quarter	$21,209	$(26,663)	$(0.01)	$(26,663)	$(0.01)
Third Quarter	3,984	(61,589)	(0.01)	(61,589)	(0.01)
Second Quarter	1,348	(69,899)	(0.01)	(69,899)	(0.01)
First Quarter	918	(77,249)	(0.01)	(77,249)	(0.01)
2001					
Fourth Quarter	1,470	(75,519)	(0.01)	(248,884)	(0.01)
Third Quarter	5,608	(65,769)	(0.01)	(87,317)	(0.01)
Second Quarter	9,669	(82,234)	(0.01)	(82,234)	(0.01)
First Quarter	13,287	(76,559)	(0.01)	(75,474)	(0.01)

(1) The 2002 loss from continuing operations and net loss figures are the same for both before and after extraordinary items.

(2) The 2001 net loss includes mineral property write-offs of $193,828.

(3) The per share earnings (loss) figures are the same for both before and after extraordinary items and are presented on an undiluted basis only as a fully diluted basis would be anti-dilutive.

In 2001 and in the first quarter of 2002, revenues declined due to less interest income as a result of the Company's decreasing cash reserves. In the second quarter of 2002, net proceeds of $186,785 were received from a private share placement. With the acquisition of the QR Mine in July 2002, revenues increased with the receipt of management fees from the operation of the project.

In the fourth quarter of 2001, the loss for the period increased significantly due primarily to the write-off of mineral properties of $175,165. In the fourth quarter of 2002, the loss for the period decreased significantly due primarily to the increase in revenue from management fees and the decrease in general and administrative expenses to $47,872 from $65,573 in the previous quarter.

Outlook

Junior exploration companies, including the Company, rely primarily on equity financing for funding and there is no assurance that the Company will be successful in securing such funding. While market conditions remain unfavourable, the Company will strive to conserve cash. Current properties of merit will continue to be maintained and, when financially feasible, explored. As opportunities become available, the Company's portfolio will be enhanced with inexpensive properties of merit. As in the case of the Night Hawk Lake, QR and Cariboo Properties, joint venture partners will be sought to fund exploration work.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements, the notes thereto and other financial information contained in the annual report have been prepared by and are the responsibility of the management of Cross Lake Minerals Ltd. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgement based on information currently available. A system of internal controls is maintained by management in order to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee, comprised of three non-management directors, reviews the consolidated financial statements and the results of the audit with Company management and independent auditors prior to submission to the Board for approval.

The Company's independent auditors are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their examination and gives their opinion on the financial statements.



Brian Kynoch, P.Eng.
Interim President



James Mudie, C.G.A.
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Cross Lake Minerals Ltd.

We have audited the consolidated balance sheets of Cross Lake Minerals Ltd. as at December 31, 2002 and 2001 and the consolidated statements of deficit, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.



DE VISSER GRAY
CHARTERED ACCOUNTANTS
April 3, 2003

401 – 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

CROSS LAKE MINERALS LTD.
Consolidated Balance Sheets
As at December 31,

		2002		2001
ASSETS				
Current Assets				
Cash and cash equivalents	$	275,263	$	324,768
Accounts receivable		40,331		10,208
Prepaids		12,358		12,488
		327,952		347,464
Capital Assets (Note 3)		40,826		46,104
Mineral Properties (Note 4)		5,229,255		5,243,341
	$	5,598,033	$	5,636,909
LIABILITIES				
Current Liabilities				
Accounts payable	$	29,933	$	22,285
SHAREHOLDERS' EQUITY				
Share Capital (Note 6)		12,530,881		12,342,005
Deficit		(6,962,781)		(6,727,381)
		5,568,100		5,614,624
	$	5,598,033	$	5,636,909


Director


Director

The accompanying notes are an integral part of these consolidated financial statements

Expenses

Depreciation

General exploration

Insurance

Office

Professional

Shareholder communication

Trust and filing

Wages and fees

Loss before undernoted:

Write-off of mineral properties

Net loss for the year

Loss per share (Note 6(d))

CROSS
Consolida
For the Ye

Deficit – beginning of year

Net loss for the year

Deficit – end of year

The accompanying notes are an inte

CROSS LAKE MINERALS LTD.
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2002	2001
Cash Provided By (Used In):		
Operating Activities		
Operations:		
Net loss for the year	$ (235,400)	$ (493,909)
Items not involving cash:		
Write-off of mineral properties	-	193,828
Depreciation	11,007	12,915
	(224,393)	(287,166)
Change in non-cash operating working capital:		
Accounts receivable	(30,123)	11,746
Prepaids	130	6,998
Accounts payable	7,648	(22,389)
	(246,738)	(290,811)
Investing Activities		
Mineral property expenditures:		
Acquisition (1)	(31,740)	(56,138)
Exploration	(164,139)	(267,853)
Option payments received	212,665	-
Capital assets	(5,729)	-
	11,057	(323,991)
Financing Activity		
Issue of shares (Note 8)	186,176	-
Decrease in cash and cash equivalents	(49,505)	(614,802)
Cash and cash equivalents, beginning of year	324,768	939,570
Cash and cash equivalents, end of year	$ 275,263	$ 324,768
(1)Not included: Value of shares issued for mineral properties (Notes 4, 8)	$ 2,700	$ 2,700

The accompanying notes are an integral part of these consolidated financial statements

CROSS LAKE MINERALS LTD.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. At the present time, the Company is only in the acquisition and exploration stages.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

Mineral Properties

The cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. The recorded costs of mineral properties, including exploration expenditures, represent costs incurred and are not intended to reflect present or future values.

The costs include the cash or other consideration and the fair market value of shares issued, if any, on the acquisition of mineral properties. Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs. The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

General exploration costs not related to specific properties and general administrative expenses are charged to earnings in the year in which they are incurred.

Joint Ventures

The Company accounts for its investments in joint ventures using the proportionate consolidation method.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was completed as determined by the Board of Directors of the Company, based on the trading price of the shares on the Toronto Stock Exchange.

The proceeds from shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits related to the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Costs incurred to issue shares are deducted from share capital.

Capital Assets

Capital assets are recorded at cost and depreciated over their estimated useful economic lives on the declining-balance basis at the rate of 20% per annum for office furniture and equipment and 30% per annum for computer hardware.

Cash and Cash Equivalents

Cash and cash equivalents include cash, short-term deposits and highly liquid investments that are readily convertible to known amounts of cash.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method under which future tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company's accounting policy for future income taxes has no effect on the consolidated financial statements of any of the fiscal years presented.

Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, prepaids and accounts payable reflected in the consolidated balance sheets represent their fair market values.

3. CAPITAL ASSETS

	2002			2001		
	Cost $	Accumulated Depreciation $	Net Book Value $	Cost $	Accumulated Depreciation $	Net Book Value $
Office furniture and equipment	94,530	63,955	30,575	94,531	56,312	38,219
Computer hardware	39,113	29,146	9,967	33,951	26,066	7,885
Computer software	568	284	284	-	-	-
	134,211	93,385	40,826	128,482	82,378	46,104

4. MINERAL PROPERTIES

	Year ended December 31, 2002			
	Balance Dec 31, 2001	Additions	Option Payments	Balance Dec 31, 2002
	$	$	$	$
Acquisition costs	338,290	34,440	(146,165)	226,565
Exploration costs:				
Assays and recording	381,133	12,264	(2,340)	391,057
Drilling	1,719,844	31,672	-	1,751,516
Geological and geophysical	2,063,242	64,529	(32,163)	2,095,608
Field office	551,515	40,548	(23,795)	568,268
Travel and accommodation	189,317	15,126	(8,202)	196,241
	4,905,051	164,139	(66,500)	5,002,690
	5,243,341	198,579	(212,665)	5,229,255

	Year ended December 31, 2001			
	Balance Dec 31, 2000	Additions	Write-offs	Balance Dec 31, 2001
	$	$	$	$
Acquisition costs	347,649	58,838	(68,197)	338,290
Exploration costs:				
Assays and recording	351,742	29,941	(550)	381,133
Drilling	1,670,323	49,521	-	1,719,844
Geological and geophysical	2,077,521	97,749	(112,028)	2,063,242
Field office	493,776	70,178	(12,439)	551,515
Travel and accommodation	169,467	20,464	(614)	189,317
	4,762,829	267,853	(125,631)	4,905,051
	5,110,478	326,691	(193,828)	5,243,341

ONTARIO PROPERTIES
TIMMINS REGION – NORTHEASTERN ONTARIO

Sheraton-Timmins Property

The Company has a 100% interest in 306 mining claim units located in Sheraton and Timmins Townships (of which 20 are held in two surface and mining rights leases) and three patented lots (12 units). Two patented lots are subject to a Net Smelter Returns royalty ("NSR") of 3% and 2% respectively. In April 2002, the Company completed the option to earn a 100% interest in the first lot by making a final payment of $10,000.

An option granted to Falconbridge during fiscal 2001, and amended during the current year, whereby Falconbridge may have earned up to a 65% interest in the property, was terminated by Falconbridge in November 2002. During the year, the Company received from Falconbridge a $50,000 option payment and $35,000 in reimbursement of option payments incurred by the Company in 2001 and 2002 for two of the patented lots.

Night Hawk Lake Property
Bond, Sheraton, Macklem, Thomas and Currie Townships

The Company has a 40% interest in a joint venture in a 389 pooled mining claim unit group (subsequently 371 units) together with Golden Dragon (20%) and East West (40%) (collectively "the Partners"). During 2000, Repadre Capital Corporation sold its 60% interest in the joint venture on a pro-rata basis to the Partners in exchange for a 2.5% NSR, which can be reduced to 1% with the payment of $1,500,000. In addition, certain portions of the property are subject to NSRs ranging from 2% to 3%.

By agreement dated July 19, 2002, the Partners granted Falconbridge the right to acquire up to a 65% interest in 347 claim units on the property. Falconbridge would earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 15% interest would be earned by Falconbridge completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent their 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production.

Refer to Note 9.

Currie Bowman Property

The Company has a 40% interest in 134 mining claim units located in Currie and Bowman Townships, subject to NSRs ranging from 1% to 3%. During the current year, Echo Bay completed the option granted in 1998 to acquire a 60% interest in the property from Falconbridge. In April 2002, Echo Bay advised the Company that the 1999 option to acquire an additional 24 units within the project area of influence, of which the Company's interest could have been either 20% or 26%, had been terminated.

BRITISH COLUMBIA PROPERTIES
OMINECA REGION – NORTHWESTERN B.C.

Swannell Property

The Company has an option from Cominco Ltd. (now Teck Cominco Limited) to earn a 100% interest in 54 mineral claim units in return for the issue of 180,000 common shares over three years by May 1, 2004 (90,000 issued to year-end) and exploration expenditures over five years, totalling $500,000 by May 1, 2006 ($113,000 incurred to year-end). Additionally, the Company staked 22 units during 2001, which is to be included as part of the Property under the agreement.

Ingenika Property

The Company has a 100% interest in 54 mineral claim units, staked during 2000.

Wasi Creek Property

The Company holds a 100% interest in 66 mineral claim units, staked during 2000 and 2001.

KOOTENAY REGION – SOUTHEASTERN B.C.

LJ Property

The Company staked a 100% interest in 32 mineral claim units during 2000.

SHUSWAP REGION – SOUTHEASTERN B.C.

Myoff Creek Property

The Company staked a 100% interest in 96 mineral claim units during 2001.

CARIBOO REGION – NORTHWESTERN B.C.

Cariboo Property

The Company acquired the option during the year to acquire a 100% interest, subject to a 1% NSR, in 20 mineral claim units in return for incurring exploration expenditures of $100,000 by May 2005. The Company staked 60 additional units during the year which were added to the option. Subsequent to year-end, an additional 18 mineral claim units were staked. Gold Giant was granted the option in July 2002 to acquire a 50% interest in this and the QR Property. To complete its option on both properties, Gold Giant is to pay the Company $50,000 (received), issue 100,000 common shares (received) and incur exploration expenditures aggregating $3,500,000 by May 2005, including $700,000 by May 2003. Expenditures include $58,665 in prior costs and payment to Kinross of the first year's holding costs of $200,000.

The Company is to be the operator until such time as the Kinross Option is exercised on the QR Property and so long thereafter as the Company holds a minimum 25% interest in the combined property.

QR Property

The Company acquired the option from Kinross during the year to acquire a 100% interest in one mining lease (130 mineral claim units) in return for payment of $5,000 (paid) upon signing, and payment in cash and/or shares, at Kinross' option, of $795,000 by May 2004. Should a deposit of one million proven and recoverable ounces of gold be discovered on the Property, Kinross will have a 50% back-in right, in return for reimbursing the Company double the expenditures incurred and by completing a bankable feasibility report. The Company is to reimburse Kinross' first year's holding costs, to a maximum of $220,000, in quarterly installments ($55,000 paid during the year, $110,000 subsequently, all by Gold Giant), creditable against the final option payment of $795,000.

The Company is to be the operator until such time as the Kinross Option is exercised on the QR Property and so long thereafter as the Company holds a minimum 25% interest in the combined property.

OTHER PROPERTIES

The Company has varying interests in other mineral properties in Ontario and British Columbia.

5. COMMITMENTS

The Company has estimated administrative lease payments during 2003 of $26,841.

6. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

	2002		2001	
	Number of Shares	$	Number of Shares	$
Balance, beginning of year	35,227,665	12,342,005	35,182,665	12,339,305
Private placement [(1)]	2,495,828	186,176	-	-
Mineral property	45,000	2,700	45,000	2,700
Balance, end of year	37,768,493	12,530,881	35,227,665	12,342,005

(1) One-half flow through shares and net of share issue costs of $16,824

(c) Stock options

Effective January 1, 2002, the Company has adopted the new accounting standard for stock-based compensation. As permitted by the new standard, the Company has elected to follow the instrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market. The adoption of the new accounting policy has no cumulative effect on the prior periods' financial statements.

Under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 6,000,000 common shares. As of December 31, 2002, the Company had stock options outstanding and exercisable for the purchase of 3,251,000 common shares.

	Options	Weighted - Average Exercise Price	Expiry Date Range
Outstanding & exercisable at December 31, 2001	3,726,000	$0.51	12/22/02 - 06/14/11
Expired	(650,000)	1.07	12/22/02
Granted	175,000	0.11	02/01/12
Outstanding & exercisable at December 31, 2002	3,251,000	$0.37	01/21/03 - 02/01/12

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $7,910 pursuant to the share options issued in the current year. Pro-forma earnings information determined under the fair value method accounting for stock options is as follows:

	Twelve Month Period ended December 31, 2002
Net loss	
As reported	$235,400
Compensation expense	7,910
Pro-forma	$243,310
Basic loss per share	
As reported and pro-forma	0.01

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 5%; an expected life of 10 years; an expected volatility of 45%; and expected dividends of nil.

(d) Loss per share:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 36,639,986 (2001 - 35,211,391).

7. INCOME TAXES

At December 31, 2002, the Company has unclaimed resource and other deductions in the aggregate of $5,839,984 (2001 - $5,936,338), which can be applied, subject to certain restrictions, against future taxable income. The Company also has non-capital loss carryforwards totalling $1,134,529 (2001 - $947,273), which expire from 2003 to 2009 and which can be applied against future taxable income. The potential future tax benefits related to these available deductions have not been recognized in the financial statements as their ultimate realization is uncertain.

8. SUPPLEMENTAL DISCLOSURE OF INVESTING ACTIVITIES

Non-cash transactions: In 2002 and 2001, the Company issued 45,000 shares with an assigned value of $2,700 to acquire a mineral property (Note 6).

9. UNINCORPORATED JOINT VENTURE

Included in the financial statements of the Company are the following amounts related to the Company's 40% share of the Night Hawk Lake Joint Venture:

	2002 $	2001 $
Balance Sheet		
Current assets	431	178
Mineral properties and other long-term assets	312,533	309,697
Current liabilities	(54)	(17)
Net assets	312,910	309,858
Statement of Cash Flows		
Operating activities	(216)	264
Investing activities	(2,836)	(17,621)
Decrease in cash and cash equivalents	(3,052)	(17,357)

10. SUBSEQUENT EVENTS

The Company has issued 45,000 common shares at a value of $0.06 each pursuant to a mineral property agreement.

CROSS LAKE MINERALS LTD.
240 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: (604) 688-5448 Fax: (604) 688-5443
E-mail: crosslak@intergate.ca / Web Site: www.crosslakeminerals.com

CORPORATE INFORMATION

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President, Administration

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Kristina Jackson
Corporate Secretary

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: CRN-T
SEC 12g No. 82-2636

Share Capitalization (May 1, 2003):

Authorized	100,000,000
Issued & Outstanding	37,813,493

Annual General Meeting of Shareholders
will be held on Wednesday, June 12, 2003 at 2:00pm
at the offices of the Company
Suite 240 – 800 West Pender Street, Vancouver, BC

12(g) No. 82-2636

CROSS LAKE MINERALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the annual general meeting (the "Meeting") of members ("shareholders") of **CROSS LAKE MINERALS LTD.** (the "Company") will be held at the offices of the Company, Suite 240 - 800 West Pender Street, Vancouver, British Columbia, on Thursday, June 12, 2003 at 2:00 p.m., local time, for the following purposes:

1. To receive and consider the report of the directors to the shareholders and the financial statements of the Company for the fiscal year ended December 31, 2002, together with the auditors' report thereon;
2. To appoint auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;
3. To elect directors of the Company for the ensuing year;
4. To transact such other business as may properly come before the Meeting.

03 MAY 22 AM 7:21

DATED at Vancouver, British Columbia, May 2, 2003.

BY ORDER OF THE BOARD



Brian Kynoch
Interim President

Accompanying this Notice are an **Information Circular *and* Proxy**, together with an Annual Report to the shareholders containing the financial statements for the financial year ended December 31, 2002 with the Auditors' report thereon.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. **If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.**

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or such other intermediary.

CROSS LAKE MINERALS LTD.

Suite 240 - 800 West Pender Street
Vancouver, B.C.
V6C 2V6
Tel: (604)688-5448
Fax: (604)688-5443

INFORMATION CIRCULAR
(as at May 1, 2003, unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of **CROSS LAKE MINERALS LTD.** (the "Company") for use at the annual general meeting (the "Meeting") of members ("shareholders") to be held on June 12, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Vancouver Sun on April 10, 2003 and filed with the Toronto Stock Exchange ("TSX") and the Ontario, British Columbia and Alberta Securities Commissions.

SOLICITATION OF PROXIES

The solicitation will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Henry G. Ewanchuk, Chairman and a Director of the Company, and Brian Kynoch, Interim President and a Director of the Company. **A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by crossing off the management appointee name(s) and inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by mail at 9th Floor – 100 University Avenue, Toronto, ON M5J 2Y1 or by fax (866) 249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by the attorney of the shareholder authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the date of the Meeting or any adjournment thereof, before any vote in respect of which the proxy is to be used have been taken, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

EXERCISE OF DISCRETION

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of auditors and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that may properly come before the Meeting.

As of the date of this Information Circular management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgement.

VOTING SHARES

As of May 1, 2003, the Company had outstanding 37,813,493 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.

Only shareholders of record at the close of business on May 7, 2003 who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditors

De Visser Gray, Chartered Accountants, of 401 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. De Visser Gray have been auditor of the Company since May 15, 1990.

Election of Directors

The size of the board of directors is currently determined at seven. The board proposes that the number of directors remain at seven. The term of office of each of the current directors will expire at the conclusion of the Meeting. Each director elected will hold office until the next annual general meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Company Act* (British Columbia).

The following table sets out the names of the nominees for election as directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at May 1, 2003.

Name, Position with the Company and Municipality of Residence	Principal Occupation, Business or Employment for the Past Five Years	Date Appointed as Director of the Company	Shares Beneficially Owned or Controlled
John H. Davies(3) Director Mississauga, Ontario	Director of the Company since August 1987; Retired President and Director, Barringer Research Ltd. 1984 to May 2001.	August 17, 1987	224,500(5)
Henry G. Ewanchuk(2)(3)(4) Chairman & Director Vancouver, B.C.	Chairman of the Company since August 1997; President from June 1998 to January 2002, C.E.O. from November 1997 to January 2002 and Director of the Company since April 1996; Director, Imperial Metals Corporation, February 1995 to August 1998.	April 17, 1996	1,064,403(6)
Brian Kynoch(4) Interim President & Director Vancouver, B.C.	Interim President of the Company since January 2002; C.O.O. of Company from October 1999 to January 2002 and Director since April 1996; Senior Vice President and Chief Operating Officer, Imperial Metals Corporation, since February 1995 and Director since May 1996; Colony Pacific Explorations Ltd., Director from March 1996 to April 2001.	April 17, 1996	617,389
Chet Idziszek(1)(2)(4) Director Powell River, B.C.	Director of the Company since April 1996; Director, C.E.O. (1994) and President, Adrian Resources Ltd., since 1990; C.E.O. and Director, Madison Enterprises Corp. since November 1993.	April 17, 1996	nil

Name, Position with the Company and Municipality of Residence	Principal Occupation, Business or Employment for the Past Five Years	Date Appointed as Director of the Company	Shares Beneficially Owned or Controlled
Keith E. Steeves(1)(4) Director Richmond, B.C.	Director of the Company since August 1997; Independent consultant since 1996; currently Director of Teck Cominco Limited; Senior Vice President, Commercial, Teck Corporation, October 1981 to 1996.	August 27, 1997	40,000
Malcolm J.A. Swallow(2)(3)(4) Director Langley, B.C.	Director of the Company since January 1997; President, Canadian Zinc Corporation, since May 2000; Vice President, Development, Imperial Metals Corporation, April 1994 to May 2000; Director, Anglesey Mining PLC, June 1988 to present.	January 27, 1997	151,109
James W.F. Tutton(1) Director Whistler, B.C.	Director of the Company since August 1987; President of the Company from April 1996 to June 1998; Secretary, Archon Minerals Limited, from June 1995 to May 2000.	August 17, 1987	380,500(7)

(1) Member of the Audit Committee
(2) Member of the Technical Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Compensation Committee
(5) 127,500 of which are held through Sirhowy Consulting Ltd., a private company owned by Mr. Davies.
(6) 300,000 of which are held through 2245705 Holdings Inc., a private company owned by Mr. Ewanchuk.
(7) 103,500 of which are held through Worldcorp. Lands Ltd., a private company owned by Mr. Tutton.

EXECUTIVE COMPENSATION

Form 41 of the *Securities Act* (British Columbia) defines **Executive Officer** to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company who performs a policy-making function in respect of the Company, whether or not the individual is also a director of the Company or the subsidiary of the Company.

Furthermore, Form 41 of the *Securities Act* (British Columbia) defines **Named Executive Officer** to mean each Chief Executive Officer, despite the amount of compensation of that individual, each of the Company's four highest compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the most recently completed financial year, provided disclosure is not required for an executive officer whose total salary and bonus does not exceed $100,000 and any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an Executive Officer at the end of the most recently completed financial year end.

Summary Compensation Table

During fiscal year end December 31, 2002, the Company had two executive officers, Henry G. Ewanchuk, Chairman and Brian Kynoch, Interim President.

The "Named Executive Officers" of the Company for the purposes of the following disclosure are Henry G. Ewanchuk, Chairman, and Brian Kynoch, Interim President. The compensation for the Named Executive Officers for the Company's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Henry G. Ewanchuk, *Chairman*	2002	-	-	-	477,000	-	-	568[(1)]
	2001	-	-	-	702,000	-	-	1,680[(1)]
	2000	-	-	-	677,000	-	-	1,600[(1)]
Brian Kynoch, *Interim President*	2002	-	-	-	397,000	-	-	-[(2)]
	2001	-	-	-	372,000	-	-	-
	2000	-	-	-	347,000	-	-	-

(1) Mr. Ewanchuk does not receive nor accrue remuneration for his services, except for payment of health benefits, which were terminated April 30, 2002. Out-of-pocket expenses are reimbursed.

(2) Mr. Kynoch provides his services to the Company with no remuneration.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Henry G. Ewanchuk, *Chairman*	25,000	0[(1)]	$0.11	$0.07	February 1, 2012
Brian Kynoch, *Interim President*	25,000	0[(1)]	$0.11	$0.07	February 1, 2012

[(1)] No options were granted to employees and officers (but not directors) during the period.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year End (#) Exercisable/ Unexercisable	Value[(1)] of Unexercised in the Money Options/SARs at Fiscal Year End ($) Exercisable/Unexercisable
Henry G. Ewanchuk, *Chairman*	-	-	477,000[(2)]/0	0/0
Brian Kynoch, *Interim President*	-	-	397,000[(3)]/0	0/0

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares ($0.09) as at December 31, 2002.

(2) Includes 200,000 options granted May 31, 1996 at an exercise price of $0.36 expiring May 31, 2006; 25,000 options granted January 21, 1998 at an exercise price of $1.53 expiring January 21, 2003; 177,000 options granted June 29, 1999 at an exercise price of $0.28 expiring June 29, 2009; 25,000 options granted January 24, 2000 at an exercise price of $0.15 expiring January 24, 2010; 25,000 options granted February 2, 2001 at an exercise price of $0.11 expiring February 2, 2011; and 25,000 options granted February 1, 2002 at an exercise price of $0.11 expiring February 1, 2012.

(3) Includes 200,000 options granted May 31, 1996 at an exercise price of $0.36 expiring May 31, 2006; 25,000 options granted January 21, 1998 at an exercise price of $1.53 expiring January 21, 2003; 97,000 options granted June 29, 1999 at an exercise price of $0.28 expiring June 29, 2009; 25,000 options granted January 24, 2000 at an exercise price of $0.15 expiring January 24, 2010; 25,000 options granted February 1, 2001 at an exercise price of $0.11 expiring February 1, 2011; and 25,000 options granted February 1, 2002 at an exercise price of $0.11 expiring February 1, 2012.

Performance Graph

The following performance graph compares the yearly percentage change in the cumulative total return on the Company's common shares since December 31, 1997 with the cumulative total change in the S&P/TSX Composite Index (formerly the TSE 300 Index), assuming the reinvestment of dividends, where applicable, for a comparable period.

CUMULATIVE VALUE OF A $100 INVESTMENT AS OF DECEMBER 31


Cumulative Total Return ($)
160
140
120
100
80
60
40
20
0
Company
S&P/TSX

	1997	1998	1999	2000	2001	2002
Company	100	24.34	6.35	5.29	2.91	4.76
S&P/TSX	100	98	129	139	121	106

Directors' and Officers' Liability Insurance

The Company maintains an insurance policy with respect to directors' and officers' liability. The policy provides coverage to a limit of $3,000,000, subject to a deductible of $20,000. The Company's current policy is valid until June 20, 2003, with terms and premiums to be established at each renewal.

Compensation Committee

The Company's Compensation Committee is comprised of Henry Ewanchuk, Chet Idziszek, Brian Kynoch, Keith Steeves and Malcolm Swallow. The Committee is responsible for reviewing compensation paid by the Company and making recommendations thereon to the Board of Directors.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants, other than as described hereunder and disclosed under "Summary Compensation Table".

As at May 1, 2003, the following stock options are outstanding to current directors:

Number of Shares Under Option	Date Granted	Exercise Price Per Share	Expiry Date
400,000	May 31, 1996	$0.36	May 31, 2006
200,000	January 27, 1997	$0.37	January 27, 2007
703,000	June 29, 1999	$0.28	June 29, 2009
175,000	January 24, 2000	$0.15	January 24, 2010
175,000	February 2, 2001	$0.11	February 2, 2011
175,000	February 1, 2002	$0.11	February 1, 2012
175,000	January 13, 2003	$0.14	January 13, 2013

In January 1998, the Board of Directors ratified, subject to all necessary approvals, the annual granting of 25,000 stock options to each of the Directors for services rendered to the Company. The stock option grant to the directors for the year 2002 was made on February 1, 2002, and for 2003 on January 13, 2003.

In February 2001, the Board approved the granting of an annual stipend of $250 to each of the directors to assist with their out-of-pocket costs. This annual stipend remains in effect.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as disclosed under the heading "Particulars of Other Matters to be Acted Upon".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, nor proposed nominees for election as directors of the Company nor associates or affiliates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company's corporate governance practices are designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to best serve the interests of the shareholders.

The TSX has adopted certain requirements regarding the disclosure by listed companies of their practices relating to corporate governance. The corporate governance practices of the Company are described below under the headings which relate to the guidelines set out by the TSX.

1. Stewardship of the Company

The role of the directors is to oversee the conduct of the Company's business and to direct and supervise management in the day-to-day conduct of the business. The directors discharge the following five specific responsibilities as part of their overall "stewardship responsibility":

a) Adopting a strategic planning process: the Board's strategic planning decisions are primarily based on information and recommendations provided by management. Prior approval of the directors of the Company is required for all material transactions in which the Company is involved including, without limitation, the acquisition and disposition by the Company of significant assets and properties, the issue of securities of the Company and the appointment of officers of the Company.
b) Identifying the principal risks of the Company's business and employing appropriate systems to manage these risks: with assistance from management and the audit committee, the Board anticipates, identifies and responds to significant risks which might affect the Company.
c) Succession planning, including appointing, training and monitoring senior management: the entire Board assumes responsibility for this function. Senior management is appointed by the Board. As there is very little turnover of senior management, there is no formal program.
d) Communications policy: the Board believes that its communications with shareholders and others interested in the Company are responsive and effective. The Company formally maintains communication with its shareholders and other interested parties through various channels, including annual and quarterly reports, news releases and statutory filings. Management is available to shareholders to respond to questions and concerns on a prompt basis. Information is also widely available at the Company's website located at www.crosslakeminerals.com.

e) Integrity of the Company's internal information, audit and control systems: the Audit Committee assesses the control systems in place and ensures their effectiveness. Please see Guideline #13 for additional information.

2. Constitution of the Board

The Company's Board is comprised of seven directors, of whom five can be defined as "unrelated directors" or "directors who are independent of management and are free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings" and do not have interests in or relationships with the Company. To the best of the Company's knowledge, the Company does not have a significant shareholder, as defined in the TSX Corporate Governance Guidelines.

The Board is of the opinion that having two management directors (Mr. Henry Ewanchuk is Chairman of the Board and Mr. Brian Kynoch is Interim President) does not impair the ability of the Board to act independently of management given that there is a majority of unrelated directors on the Board. Committees of the Board are made up of a majority of non-management or unrelated directors who may meet independently of management if they wish. They also have access to the Company's other personnel at any time.

3. Determination of "Unrelated Directors"

In determining whether a director is an unrelated director, the directors of the Company consider, among other things, whether the director has a relationship which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management of the Company. The determination of the number of "unrelated directors" of the Company is made on the basis of the foregoing considerations and factors relating to the degree to which directors perform management functions of the Company.

4. Appointment of Nominating Committee

The Company does not have a Nominating Committee. All the members of the Board assume responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

5. Assessment of Directors

The Company does not have a committee responsible for assessing the effectiveness of the Board as a whole. All the members of the Board assume responsibility for assessing the Board's effectiveness on an ongoing basis.

6. Director's Orientation

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education program for new directors is not presently warranted given the size of the Company, the nature of its business and the current mandate of the directors and officers of the Company.

7. Determination of Number of Directors

The directors of the Company consider the current number of seven directors to be appropriate given the size of the Company and the nature of its business and do not contemplate changing the number of directors of the Company in the foreseeable future.

8. Compensation of Directors

Other than the annual grant of 25,000 stock options and the annual stipend of $250 to each director, there are no arrangements under which directors are compensated by the Company and its subsidiaries. See "EXECUTIVE COMPENSATION – Compensation of Directors" for further information.

9. Other Committees

There are three other committees, all of which have a majority of members who are unrelated. All directors are members of at least one Board committee. The committees are as follows:

a) The Compensation Committee is comprised of five directors, three of which are outside directors. The members are Henry Ewanchuk, Chet Idziszek, Brian Kynoch, Keith Steeves and Malcolm Swallow. This committee is responsible for reviewing compensation paid by the Company and making recommendations thereon to the Board of Directors.

b) The Technical Committee is comprised of three directors, two of which are outside directors. The members are Henry Ewanchuk, Chet Idziszek and Malcolm Swallow. This committee is responsible for monitoring the technical aspects of the Company's exploration programs and making recommendations with respect thereto.

c) The Corporate Governance Committee is comprised of three directors, two of which are outside directors. The members are John Davies, Henry Ewanchuk and Malcolm Swallow. This committee is responsible for monitoring the quality and effectiveness of the governance system and ensuring effective communication and reporting to shareholders.

10. Approach to Corporate Governance

The Corporate Governance Committee has the responsibility for developing the Company's approach to corporate governance matters, including the review and implementation of the corporate governance practices of the Company.

11. Position Descriptions

There are no formal job descriptions for directors or for management. The directors of the Company require management of the Company to provide complete and accurate information with respect to management's activities and to provide relevant information concerning the industry in which the Company operates. The Board monitors and assesses management through its regular contact with the management team, most of whom provide reports to the Board or its committees at meetings.

12. Independence of Management

There are no special structures or processes in place to facilitate the functioning of the directors of the Company independently of management. However, the independent directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.

13. Audit Committee

The Audit Committee is appointed by the Board and comprised of three members, none of whom are officers or employees. The current members are Keith Steeves (Chairman), Chet Idziszek and Jim Tutton. In defining the role and responsibilities of the Audit Committee, the Board of Directors has created a mandate under which the Audit Committee is to operate.

The mandate of the Audit Committee is to assume the oversight responsibility for:

1. Identifying the financial risks of the Company and assess the control systems in place by:

   (a) reviewing and assessing the adequacy of internal reporting systems and their ability to provide information necessary to manage and to report, internally and externally, on risks, operations and financial condition;

   (b) being aware of and monitoring on a regular basis the current areas of significant financial risk and the methods employed by management to manage them;

   (c) satisfying itself that effective systems of accounting and internal control are established and working effectively; and

   (d) carrying out any other activities consistent with the Company's Charter and by-laws or governing rules or regulations that the Board or the Committee deems appropriate.

2. Reviewing and assessing the management financial reporting to the Board, to the Shareholders and to third parties by:

   (a) critiquing and assessing the adequacy of management financial reporting in terms of quantity, quality and timing of information necessary to understand and report, internally and externally, on the risks, operations and financial condition;

   (b) analysing accounting policies and practices and any changes or proposed changes to them to determine appropriateness, conformity to generally accepted accounting principles and compliance with laws and regulations;

   (c) reviewing drafts of the quarterly and annual financial statements and the management discussion and analysis section of those reports before submission to the Board;

   (d) examining drafts of any offering document (prospectus, information circular, etc.) containing financial information to be filed with a securities commission before submission to the Board;

   (e) consulting with management and assessing the efficiency and effectiveness of the external audits in relation to their respective responsibilities;

(f) acting as a conduit whereby management, employees and the external auditors can bring any concerns to the attention of the Board;

(g) questioning and monitoring the independence of the external auditor, including a review of non-audit services provided to the Company;

(h) reviewing compliance with applicable laws, regulations and guidelines related to financial reporting;

(i) at least once per year, meeting separately with management and with the external auditor to discuss the adequacy of the external audit and receive any related concerns;

(j) annually reviewing the Audit Committee Mandate and recommend to the Board any changes deemed necessary;

(k) reviewing the scope of the external audit and receiving the report on completion of the audit;

(l) reviewing the compensation of the external auditor and recommending to the Board their appointment and replacement.

14. Outside Advisors

The directors of the Company have not implemented any formal system enabling an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. Any request regarding the engagement of an outside advisor at the expense of the Company, if received, will be considered by the directors at the appropriate time.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended December 31, 2002, or has any interest in any material transaction in the current year, except for the following:

1. In May 2002, the Company was granted the right to acquire a 100% interest in the Cariboo Property from Imperial Metals Corporation ("Imperial"). Mr. Kynoch is a director and officer of both the Company and Imperial.
2. In June 2002, Messrs. Ewanchuk (Chairman and director), Swallow (director) and Andersen (officer) participated as to an aggregate of 277,774 common shares of a private placement of 2,495,828 common shares.
3. Mr. James W. F. Tutton, director of the Company, is also a director of East West Resource Corporation which holds one property on a joint venture basis with the Company.

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, or any adjournment thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

CERTIFICATE

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 2nd day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS
OF CROSS LAKE MINERALS LTD.



Brian Kynoch
Interim President



Chet Idziszek
Director

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF CROSS LAKE MINERALS LTD. (the "Company")

TO BE HELD AT:

SUITE 240 – 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, JUNE 12, 2003, AT 2:00PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Henry G. Ewanchuk, Chairman and a Director of the Company, or failing this person, Brian Kynoch, Interim President and a Director of the Company, or in the place of the foregoing, ____________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Withhold
1.	To appoint De Visser Gray, Chartered Accountants as Auditors of the Company for the ensuing year at a remuneration to be fixed by the directors		
2.	To elect as Director, John H. Davies		
3.	To elect as Director, Henry G. Ewanchuk		
4.	To elect as Director, Chet Idziszek		
5.	To elect as Director, Brian Kynoch		
6.	To elect as Director, Keith E. Steeves		
7.	To elect as Director, Malcolm J.A. Swallow		
8.	To elect as Director, James W.F. Tutton		

	Resolution	For	Against
9.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 9th Floor – 100 University Avenue, Toronto, Ontario, M5J 2Y1 and its fax number is (866) 249-7775.*

General Shareholder Inquiries:

Computershare Trust Company of Canada
9th Floor – 100 University Avenue
Toronto, Ontario M5J 2Y1
Tel: (800) 564-6253
Fax: (866) 249-7775
E-mail: *caregistryinfo@computershare.com*

12(g) No. 82-2636

In accordance with National Policy Statement No. 41 "Shareholder Communication", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to an issuer's supplemental mailing list in order to receive certain interim financial statements. If you wish to receive such statements, please complete and return this form to the Company's registrar and transfer agent:

Computershare Trust Company of Canada
9th Floor – 100 University Avenue
Toronto, ON
M5J 2Y1

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: CROSS LAKE MINERALS LTD.

The undersigned certifies that the undersigned is the owner of securities of Cross Lake Minerals Ltd. (the "Company") and requests that the undersigned be placed on the Company's Supplemental Mailing List in order to receive the Company's interim financial statements.

DATED: ____________, 200__ ______________________________

Signature

____

Name - Please Print

____

Address

____

____

Postal Code

____

Name and title of person signing if different from name above.

Note: As the supplemental list is updated each year, a return card is required annually in order to remain on the list.

12(g) No. 82-2636



CROSS LAKE MINERALS LTD.

240 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
Tel: (604) 688-5448 Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca

03 MAY 23 7:21

ANNUAL INFORMATION FORM

as at May 1, 2003

for the Fiscal Year ended December 31, 2002

TABLE OF CONTENTS

ITEM 1: CORPORATE STRUCTURE 1

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS 1

2.1 THREE YEAR HISTORY 1
2.1.1 Financings 2
2.2 SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS 3
2.2.1 Acquisitions for the Three Years up to December 31, 2002 3
2.2.2 Dispositions for the Three Years up to December 31, 2002 4
2.3 TRENDS 5

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS 5

3.1 GENERAL 5
3.2 RISK FACTORS 5
3.3 MINERAL PROJECTS 7
MATERIAL PROPERTY 9
3.3.1 Sheraton-Timmins Property, Ontario 9
OTHER PROJECTS - BRITISH COLUMBIA 17
3.3.2 QR Property, British Columbia 17
3.3.3 Cariboo Property 21
3.3.4 Cantin Creek 22
3.3.5 Ingenika Property 22
3.3.6 Swannell Property 24
3.3.7 LJ Property 27
3.3.8 Wasi Creek Property 28
3.3.9 End Lake Property 28
3.3.10 Myoff Creek Property 29
OTHER PROJECTS – ONTARIO 31
3.3.11 Currie-Bowman Property 31
3.3.12 Night Hawk Lake Joint Venture Property 34

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION 46

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS 47

ITEM 6: MARKET FOR SECURITIES 49

ITEM 7: DIRECTORS AND OFFICERS 50

7.1 NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING 50
7.2 CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES 51
7.3 CONFLICTS OF INTEREST 51

ITEM 8: ADDITIONAL INFORMATION 52

CROSS LAKE MINERALS LTD.

ANNUAL INFORMATION FORM

Item 1: Corporate Structure

Cross Lake Minerals Ltd. ("Cross Lake" or the "Issuer") was incorporated pursuant to the Company Act of the Province of British Columbia on August 17, 1987 under the name "Cross Lake Minerals Ltd.". On October 4, 1989, the Issuer amalgamated with Raney Minerals Ltd. to form one company, retaining the name Cross Lake Minerals Ltd. The issuer has one wholly-owned subsidiary, 639893 B.C. Ltd.

The Issuer's head office is at Suite 240 – 800 West Pender Street, Vancouver, B.C., V6C 2V6 and its registered and records office is 10th Floor, 595 Howe Street, Vancouver, B.C., V6C 2T5.

Item 2: General Development of the Business

The Issuer is in the business of acquiring properties of merit and exploring for base, precious and rare earth metals. At May 1, 2003, the Issuer holds interests in 14 mineral properties covering about 29,420 hectares in British Columbia and Ontario.

2.1 Three Year History

From 1997 to 2000, the Issuer concentrated its efforts on exploring its most advanced property, the Sheraton-Timmins in Ontario. With the number of attractive targets on the property and financings difficult to arrange, the Issuer sought a partner to fund future work. In October 2001, the Issuer announced that business terms were agreed to, in principle, with Falconbridge Limited ("Falconbridge") whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, was to acquire up to a 70% interest in the Sheraton-Timmins (100% held) and adjacent Night Hawk Lake Joint Venture (40% held) properties. The letter agreements were subsequently amended in April 2002, allowing Falconbridge to earn up to a 65% interest in each of the properties and the formal agreement was signed in July 2002. In November 2002, Falconbridge provided notice to terminate the option on the Sheraton-Timmins Property and returned the property to the Issuer. The Issuer continues to believe that this property has significant potential and intends to maintain it until funding becomes available for further exploration. The Night Hawk Lake Joint Venture agreement with Falconbridge remains in effect. See Items 3.3.2 and 3.3.12 for additional information.

In 2000, the Issuer began researching and acquiring low cost, high potential base metal projects in British Columbia. Over the past three years, the Issuer has amassed a land package of 5,400 hectares in the Omineca Region of north central B.C., hosting what management considers, based on extensive in-house research, to be very attractive geological conditions for the discovery of a significant carbonate-hosted zinc-lead-silver deposit. Projects in this area include the Ingenika, Swannell, End Lake and Wasi Properties. The properties were acquired by staking, with the exception of the Swannell which was optioned from Teck Cominco Limited in April 2001.

In early 2001, the Issuer diversified its base and precious metal portfolio to include strategic, high tech metals by staking a niobium-tantalum-rare earths property, the Myoff Creek, northwest of Revelstoke, B.C. As a result of work conducted during the 2001 field season, the Issuer expanded the property and began petrographic and metallurgical work. These studies are described in more detail under Item 3.3.10.

During 2002, the Issuer acquired two adjoining gold properties under option: the Cariboo Property, located 62 kilometres southeast of Quesnel, British Columbia, from Imperial Metals Corporation ("Imperial") and the QR Property, including the mine and mill facilities, from Kinross Gold Corporation ("Kinross"). Both properties have been optioned to Gold Giant Ventures Inc. ("Gold Giant") who is funding expenditures in order to earn 50% of the Issuer's interests in both properties.

Since the acquisition of the QR Property, the Issuer's time has been focused primarily on the QR Property, with a total of 23 drill holes and 392 metres of trenching being completed. With confirmation of additional mineralization, a scoping study has been initiated to determine the viability of recommencing operations.

Subsequent to year end, the Issuer acquired the Cantin Creek Property, which is another gold property that is located 37 kilometres from the Issuer's QR and Cariboo Properties. (See Item 3.3.4 for description.)

The Issuer will continue to concentrate primarily on the QR, Cariboo and Cantin Creek Properties during 2003, while maintaining and exploring the Issuer's other properties of merit, when financially feasible. As opportunities become available, new properties will be acquired. Joint venture partners will continue to be sought to fund exploration work on the properties.

Please refer to "Item 3 Narrative Description of the Properties" for more details on the properties mentioned above.

2.1.1 Financings

The Issuer relies primarily on equity financings for funding. With depressed junior markets and metal prices, the Issuer's ability to arrange financings has been hampered. Financings for the past three years include:

- Subsequent to year end, in April 2003, the Issuer announced that, subject to all necessary approvals, the Issuer has arranged a private placement of up to 1,250,000 units at a price of $0.16 per unit for gross proceeds of up to $200,000. Each unit will consist of one flow-through common share, one non-flow-through common share and one half of one non-flow-through share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.12 per share for a period of 12 months from the date of closing.

  The proceeds from the placement will be used to fund general and administrative expenses and exploration work, which may include rock sampling, trenching, mapping and drilling, on the Issuer's Canadian properties. A finder's fee in cash equivalent to 5% may be payable.

- In May 2002, the Issuer completed a private placement of 1,163,600 units at a price of $0.16 per unit for gross proceeds of $186,176. Each unit consisted of one non-flow-through common share and one flow-through common share. The proceeds were used to fund exploration work on the Issuer's Canadian properties, as well as on general and administrative expenses.

- In October 2000, the Issuer completed a private placement of 2,400,000 flow-through common shares, at $0.10, in part to fund work on the Sheraton-Timmins Property and its other Canadian properties.

2.2 Significant Acquisitions and Significant Dispositions

2.2.1 Acquisitions for the Three Years up to December 31, 2002

2.2.1.1 By Agreement dated April 11, 2003, between the Issuer and Gold Giant and Geoffrey Goodall (the "Optionor"), respecting the Cantin Creek Property, the Issuer and Gold Giant may earn a 100% interest, each as to 50%, in the Property, comprised of 32 claim units (800 hectares) located 21 kilometres east southeast of Quesnel, B.C. in the Cariboo Mining Division, by making a cash payment to the Optionor of $10,000 ($5,000 each), by issuing to the Optionor 100,000 common shares of each of the Issuer and Gold Giant and by carrying out an exploration program of Induced Polarization (IP) surveying and diamond drilling within six months of receipt of regulatory and corporate approval.

2.2.1.2 By Option Agreement dated July 3, 2002, between the Issuer and Kinross, respecting the QR Property, the Issuer may earn a 100% interest in the Property, comprised of one mining lease of 130 claim units (3,164.4 hectares) located 58 kilometres southeast of Quesnel, B.C. in the Cariboo Mining Division, by paying Kinross $5,000 on signing and an additional $795,000 in cash and/or shares, at Kinross' discretion, on or before May 2004. The Issuer is required to fund the first year's holding costs up to $220,000. Should a deposit of more than 1,000,000 proven and recoverable ounces be discovered on the Property, Kinross retains a back-in right to acquire 50% of the Property by reimbursing the Issuer for twice the amount of expenditures incurred and by completing a bankable feasibility report. The property has been farmed out to Gold Giant. Please refer to 2.2.2.3 for details.

2.2.1.3 By Option Agreement dated May 2, 2002, between the Issuer and Imperial respecting the Cariboo Property, the Issuer may earn a 100% interest in the Property, comprised of 20 claim units located 61 kilometres southeast of Quesnel, B.C. in the Cariboo Mining Division, by incurring $100,000 in cumulative exploration expenditures over three years to May 2005 and granting Imperial a 1% Net Smelter Return Royalty. Additional ground has been staked to enlarge the Property to 98 claim units (2450 hectares). The Issuer and Imperial have a common director. The property has been farmed out to Gold Giant. Please refer to 2.2.2.3 for details.

2.2.1.4 By Option Agreement dated April 24, 2001, between the Issuer and Cominco Ltd. (now Teck Cominco Limited, "Teck Cominco") respecting the Swannell Property, the Issuer may earn a 100% interest in the Property, comprised of 54 claim units located 195 kilometres northwest of Mackenzie, B.C. in the Omineca Mining Division, by issuing up to 180,000 common shares over three years to May 2004, incurring $500,000 in cumulative exploration expenditures over five years to May 2006 and granting Teck Cominco a 2% Net Smelter Return Royalty which the Issuer may purchase at any time for $500,000 for each 1%. Additional ground has been staked to enlarge the Property to 76 claim units (1900 hectares). The Issuer has also granted Teck Cominco the right of first refusal on any contract to smelt mineral products from the Property provided that the smelter rates are competitive.

2.2.1.5 By Night Hawk Lake Joint Venture Property Acquisition Agreement dated to have effect November 6, 2000, between the Issuer, East West Resource Corporation ("East West") and Canadian Golden Dragon Resources Ltd. ("Golden Dragon") (collectively, the "Purchasers") and Repadre Capital Corporation ("Repadre"), the Purchasers acquired Repadre's 60% interest in the Night Hawk Lake Joint Venture Property ("NHLJV Property"), located near Timmins, Ontario. The Issuer, East West and Golden Dragon increased their interests from 16%-16%-8% to 40%-40%-20%, respectively, with the Issuer taking over as the operator. As consideration, Repadre was granted a 2.5% NSR Royalty on the Property. The Purchasers will have a one time right, at their option, to reduce the NSR Royalty to 1.0% with the payment of $1.5 million to Repadre. The property has been optioned to Falconbridge. Please refer to 2.2.2.2 for details.

2.2.2 Dispositions for the Three Years up to December 31, 2002

2.2.2.1 By formal agreement dated July 19, 2002 between the Issuer and Falconbridge, Falconbridge was granted the right to earn up to a 65% interest in the Sheraton-Timmins Property, comprised of 314 claim units situated in Sheraton and Timmins Townships, Porcupine Mining Division, Ontario. Falconbridge would earn a 50% interest in the property by making cash payments of $500,000 and property exploration expenditures of $3.725 million over five years. An additional 15% would be earned by completing pre-feasibility and feasibility studies. If Falconbridge wished to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge would make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP would be recouped from 90% of the Issuer's share of revenues from production. Upon a production decision being made, Falconbridge would make a $1.0 million cash payment (Production Decision Bonus) to the Issuer who would have nine months to raise its share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge would allow the Issuer, at the Issuer's option, to fund its share of costs second. The Issuer would be required to fund its 35% only after Falconbridge had spent its 65% share. In this event, Falconbridge would recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Issuer's share of revenues from production. On November 29, 2002, Falconbridge terminated its working right and option.

2.2.2.2 By formal agreement dated July 19, 2002 between the Issuer (40%), East West (40%) and Golden Dragon (20%) (collectively, the "Partners") and Falconbridge, Falconbridge was granted the right to earn up to a 65% interest in the major portion of the Night Hawk Lake Joint Venture Property, comprised of 347 claim units (5,552 hectares) situated in Macklem, Bond, Sheraton and Thomas Townships, Porcupine Mining Division, Ontario. Falconbridge may earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 15% may be earned by completing pre-feasibility and feasibility studies. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production. Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise its share of preproduction costs. Falconbridge will allow the Partners, at the Partners' option, to fund its share of costs second. The Partners will be required to fund their 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production.

2.2.2.3 By Letter Agreement dated July 15, 2002 and amended April 25, 2003 the Issuer granted Gold Giant an option to acquire a 50% interest in its adjoining QR and Cariboo gold Properties (collectively, the "Property"), held under option and comprised of 210 claim units, located southeast of Quesnel, British Columbia, in the Cariboo Mining Division. Under the terms of the letter agreement and in consideration for the grant of the option, Gold Giant is required to make cash payment of $50,000 on signing; issue 100,000 common shares to the Issuer as soon as possible thereafter upon receipt of necessary approvals; and, spend $700,000 on the Property, including $200,000 in maintenance expenses by July 1, 2003. Thereafter, Gold Giant is required to spend a further $1.0 million by May 1, 2004 and $1.8 million by May 1, 2005 in order to earn a

50% interest in the Property. Additional ground has been staked to enlarge the Property to 228 claim units (5614.4 hectares).

2.3 Trends

With markets remaining depressed and financings continuing to be difficult, the Issuer's challenge for the past few years has been, and will continue to be for 2003, to conserve cash wherever possible while still carrying on the business of the Issuer. General and administrative expenses have been reduced; properties with the most merit have been maintained; inexpensive new properties of interest have been acquired; modest exploration programs have been conducted on most of the Issuer's B.C. properties; and joint venture partners have been found to fund work on several of the Issuer's projects: the QR, Cariboo and Night Hawk Lake Joint Venture Properties.

Exploration expenditures amounted to $164,139 during 2002, not including the $127,665 spent by Gold Giant to earn-in on the QR and Cariboo Properties. Most of the $164,139 was spent on the Swannell, Cariboo, QR and Ingenika Properties in B.C. Work on each of the properties is discussed in more detail later in this report. With decreased working capital of $298,019 at year end, funds will have to be raised in order to fund any significant exploration programs in 2003.

Activities in 2003 will continue to focus on the QR and Cariboo Properties while maintaining and exploring our other properties of merit, when financially feasible. As opportunities become available, new properties will be acquired and joint venture partners will continue to be sought to fund exploration work on the properties. As always, efforts to conserve cash will continue and financing opportunities will be pursued.

Item 3: Narrative Description of the Business

3.1 General

The Issuer is in the business of acquiring properties of merit and exploring for base, precious and rare earth metals. At May 1, 2003, the Issuer holds interests in 14 mineral properties covering about 29,420 hectares in British Columbia and Ontario.

3.2 Risk Factors

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Issuer's mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Issuer will be subjected to an array of complex economic factors and technical considerations. Delays in obtaining governmental approvals, inability to obtain financings or other factors could cause delays in exploring and developing properties. Such delays could materially adversely affect the financial performance of the Issuer. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, the discharge of toxic chemicals and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration and development programs.

Title Matters

The mining claims in which the Issuer has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Most claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirement. Other parties may dispute the Issuer's title to its mining properties.

While the Issuer has investigated title to all mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfer or native land claims and title may be affected by undetected defects.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Issuer competes with other exploration and mining companies, many of which have greater financial resources than the Issuer, for the acquisition of mineral claims, leases and other mineral interest as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the projects that the Issuer has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of products from that ore. Factors beyond the control of the Issuer may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Issuer, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of the Issuer's properties will depend upon the Issuer's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Issuer will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Issuer, the extent of which cannot be predicted. Before productions can commence on any properties the Issuer must obtain regulatory approval and there is no assurance that such approvals will be obtained. Although the Issuer believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Uninsured Risks

The Issuer may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration activities. The Issuer may become subject to liability for hazards which it cannot insure against or which it may elect to insure against because of premium costs or other reasons. In particular, the Issuer is not insured for environmental liability or earthquake damage.

Conflicts of Interest

Certain of the Issuer's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Issuer's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

3.3 Mineral Projects

The following table summarizes the Issuer's projects:

CROSS LAKE MINERALS LTD.			PROPERTY SUMMARY				MAY 01, 2003
PROPERTIES	COMMODITY	CLAIM UNITS	JOINT VENTURE PARTNER(S)	INTEREST	UNDER OPTION FROM/TO	CRN INTEREST PRESENT	CRN INTEREST AFTER EARN-IN
ONTARIO PROPERTIES: 5	**TIMMINS REGION**						
Arthur Lake J.V.	Cu, Ni, Au	47	International KRL Resources Corp.	15.3%		14.7%	
			Kevin Filo	70.0%			
Currie-Bowman	Cu, Au, Ag	134	Kinross Gold Corporation	60%		40%	
Edwards (North) J.V.	Cu, Zn	30	Anvil Resources Ltd.	50%		25%	
			Imperial Metals Corporation	25%			
Night Hawk Lake J.V.	Au, Cu, Zn	24	East West Resource Corporation	40%		40%	
			Canadian Golden Dragon Resources Ltd.	20%			
Night Hawk Lake J.V. (Falconbridge Option)	Au, Cu, Zn	347	East West Resource Corporation	40%	to Falconbridge Limited	40%	14%
			Canadian Golden Dragon Resources Ltd.	20%			
Sheraton – Timmins	Cu, Zn, Au, Ag	318	(Includes 3 patented parcels - 12 units)	-		100%	
TOTAL ONTARIO		900					
B.C. PROPERTIES: 9	**CARIBOO REGION**						
Cantin Creek	Au	32	Gold Giant Ventures Inc.	0%	from Geoffrey Goodall	0%	50%
Cariboo	Au	98		-	(a) from Imperial Metals Corporation	0%	100%
					(b) to Gold Giant Ventures Inc.		50%
QR	Au	130		-	(a) from Kinross Gold Corporation	0%	100%
					(b) to Gold Giant Ventures Inc.		50%
	OMINECA REGION						
End Lake	Zn, Pb, Ag	20		-		100%	
Ingenika	Zn, Pb, Ag	54		-		100%	
Swannell	Zn, Pb, Ag	76		-	from Teck Cominco Limited	0%	100%
Wasi Creek	Zn, Pb, Ag	66		-		100%	
	KOOTENAY REGION						
LJ	Zn, Pb, Ag	32		-		100%	
	SHUSWAP REGION						
Myoff Creek	Ta, Nb, P_2O_5	96		-		100%	
TOTAL B.C.		604					
TOTAL PROPERTIES: 14	TOTAL UNITS: 1,504		TOTAL AREA (HECTARES): 29,420				

MATERIAL PROPERTY

3.3.1 Sheraton-Timmins Property, Ontario

The following information is based on a technical report written on the Sheraton-Timmins Property by Jim Miller-Tait, P.Geo., dated December 20, 2002 and filed in accordance with NI43-101 on SEDAR.

The Sheraton-Timmins Property is the Issuer's most advanced project. It is located 43 kilometres east of Timmins in the Sheraton and Timmins Townships (Latitude: 48°22', Longitude: 80°45', NTS: 42A/7). The property, which comprises 5094 hectares and encompasses 28 unpatented mining claims (286 unpatented claim units), two surface and mining rights leases (20 units) and three patented lots (12 units), is accessed by driving 35 kilometres east from Timmins on Highway 101, then 16 kilometres south on the well maintained Gibson Lake gravel road; and finally, northeast for 1.7 kilometres on a minor bush road. From this point, access to the drill sites is only a few hundred metres via rough bulldozer trails. The highway is well maintained and salted in poor weather conditions, and the Gibson Lake road is kept ploughed, but snowpacked, during the winter.

A hydroelectric power line and natural gas pipeline parallel the highway. Fresh water, aggregate for concrete backfill and ballast are all readily available in the area.

The nearby city of Timmins provides a source of experienced mining, milling and exploration personnel, as well as mining equipment sales and service outlets. The Issuer is not aware of any environmental concerns at this time. Knight Piésold was retained in 1998 to carry out an Environmental Base Line Study on the property. As a result, the Issuer carried out a 12 month water monitoring program, which can be used as a base for more detailed studies at a later date.

The Issuer holds a 100% interest in the two surface and mining rights leases (20 units), 28 unpatented mining claims (286 units) and three patented lots (12 units). One of the patented parcels is subject to a 3% NSR to the Roman Catholic Episcopal Corporation of the Diocese of London in Ontario, while another is subject to a 2% NSR to Louis J. Neverette. The two leases cover 323.3 hectares and have been issued for an initial term of 21 years. The acquisition of the two leases provides the Issuer with the securest form of tenure over the known deposit.

In October 2001, the Issuer announced that business terms were agreed to, in principle, with Falconbridge whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in the property. Falconbridge would earn a 50% interest in the property by making cash payments of $500,000 and property exploration expenditures of $3.725 million over five years. An additional 20% interest would be earned by Falconbridge completing a feasibility study, making a $1.0 million cash payment and agreeing to finance 100% of pre-production costs.

In April 2002, the agreement with Falconbridge was amended whereby Falconbridge would earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective would be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge delayed the start of or suspended the work on the prefeasibility or feasibility studies, Falconbridge would make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP would be recouped from 90% of the Issuer's share of revenues from production.

Upon a production decision being made, Falconbridge would make a $1.0 million cash payment (Production Decision Bonus) to the Issuer who would have nine months to raise its share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge would allow the Issuer, at the Issuer's option, to fund its share of costs second. That is, the Issuer would be required to fund its 35% only after Falconbridge had spent its 65% share. In this event, Falconbridge would recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Issuer's share of revenues from production.

In July of 2002, a formal agreement was executed with Falconbridge to Falconbridge's option to acquire up to a 65% interest in the property. In November 2002, Falconbridge terminated the option and returned the property to the Issuer.

The Issuer's Sheraton-Timmins Property is located within the 2,750 to 2,670 million year (Ma) old Archean Abitibi Subprovince in the central Superior. The Abitibi Subprovince is dominated by meta-volcanic and sedimentary assemblages and granitoid intrusive rocks. Komatiitic, tholeiitic and calc-alkaline rocks formed in oceanic settings between 2,750 and 2,700 Ma, but mainly in the interval 2,720 to 2,700 Ma; turbidite-dominated assemblages formed between 2,700 and 2,680 Ma; and alkalic volcanic rocks and fluvial-alluvial sediments formed between 2,680 and 2,670 Ma ago. Granitoid intrusive rocks include 2,740 to 2,690 Ma old tonalite-trondjhemite-granodiorite batholiths; smaller 2,700 to 2,680 Ma old granodiorite intrusions and 2,690 to 2,670 Ma old syenite intrusions.

Mineralization in the Abitibi Greenstone Belt is of major economic significance, and there is extensive literature on its geology and mineral deposits (Ayer et al., 1997, and references therein). Many large tonnage, high grade deposits of 'lode gold' and polymetallic (Cu, Zn, Pb, Ag, Au), volcanogenic massive sulphide ("VMS") deposits have been, and continue to be, mined. Magmatic Ni-Cu-PGE deposits are also significant. The Timmins area is one of the major mining camps in the Abitibi Greenstone Belt. It contains some significant base metal deposits, with which the Cross Lake discovery has been compared.

The Kidd Creek Zn-Cu-Ag VMS deposit is located in the 2,715 Ma old Kidd-Munro Assemblage 25 kilometres north of Timmins. The Kamiskotia Assemblage, dated at 2,705 million years (Ayer et al. 1997; Barrie and Davis, 1990), hosts a number of base metal deposits in a sequence dominated by tholeiitic mafic and felsic volcanics 15 kilometres to the west of Timmins. The Cross Lake Zone host rocks have been age dated as 2,703 Ma by the OGS.

The geological setting of the Cross Lake deposit appears to differ from both Kidd Creek and Kamiskotia, although it may be the same age as the latter. At both Kidd Creek and Kamiskotia, the base metal deposits are associated with highly evolved rhyolites. Preliminary partial analysis of the chemistry of the rhyolitic rocks at Sheraton Township by Bowen (1998) suggests that they resemble F1 rhyolites as defined by Lesher et al (1988), but cautions that their classification was based on a small number of samples. These are distinct from those at Kidd Creek and Kamiskotia.

However, the major element chemistry of rocks from the Cross Lake Zone, described by Bowen, is similar to that of rocks from the Kamiskotia area. Bowen also notes that the Cross Lake Zone coincides with a zone of strong sodium depletion (Na<1%).

Another type of mineralization in the Timmins camp, which may be pertinent to the work conducted by the Issuer and its partners on the Sheraton Lake Zone is the porphyry copper deposit hosted by the Pearl Lake Porphyry. Pyke (1982) cites a reserve of 8 million tons exceeding a cut-off grade of 0.7%, *within a potential resource of 80 million tons.*

Two uneconomic base metal mineral deposits have previously been discovered in this belt of rocks: the Tillex copper deposit in Currie Township, and the Seaway zinc showing in Bond Township.

The Tillex deposit is a near surface subeconomic zone of mineralization with an estimated reserve of 1.3 million tonnes at 1.3% to 1.6% Cu, hosted within feldspar porphyry and argillaceous sediments. Recent relogging of core and reinterpretation by Falconbridge staff indicates that the copper mineralization is hosted within an argillite unit on either side of a feldspar porphyritic dyke and within the dyke itself and occurs mainly as seams, stringers, bands, blebs, patches and fine disseminations of chalcopyrite. The best base and precious metal values returned from Tillex diamond drilling include: 2.0% Cu over 17.07 metres, 0.69% Zn over 7.62 metres, 20.92 g Au over 1.06 metres and 290 g Ag over 1.53 metres. The mineralization style can best be described as Cu-stockwork or even "porphyry-style", but does not fit a classic VMS model.

The Seaway occurrence to the west in Bond Township reportedly has returned values of 3% Zn and 0.26% Pb over 12.8 metres within interflow cherty rocks and lapilli tuff.

The Queenston-Strike Cu-Zn-Ag deposit, which is located in Robertson Township some 30 kilometres to the south of the Cross Lake Zone, may also be in the same sequence, but correlation is less certain at the present time. Queenston intersected massive pyrite containing sphalerite and chalcopyrite over short intervals, including:

Hole #	Cu (%)	Zn (%)	Thickness (metres)
90-3	1.90	0.83	4.5
90-4	0.93	5.17	4.3

The mineralization is described as VMS overlying a broad zone of stringer sulphides in silicified and chloritic basalt. Queenston's whole rock analytical work indicates that the 'felsic' lithologies are altered basalt. Queenston noted that zinc mineralization was associated with the siliceous alteration, while copper was more prominent in chloritic altered zones.

There are no previously known mineral occurrences on the Sheraton-Timmins Property. Minor zinc and copper mineralization was identified during the Issuer's 1993 drilling program. The Issuer's drilling since 1997 has identified a significant zinc-copper-lead-silver-gold occurrence.

No previous substantial exploration work has been reported on the current Sheraton-Timmins claim block. Kam-Kotia Mines mounted a detailed program immediately east of the Issuer's ground, but only Lac Minerals, Cominco and Placer Dome have worked within the current claim boundaries.

Year	Companies/Individuals	Work Performed
1934	J.P. Roy	Sampling
1971-74	Cominco Ltd.	Aeromagnetic survey and combined AEM-magnetic surveys
1983	Papont Resources Inc.	Geological & ground magnetic surveys
1986	Lac Minerals	Ground magnetic surveys & five diamond drill holes
1986	Placer Development	Very Low Frequency (VLF) & magnetic surveys

Several periods of exploration work were performed in the northeast corner of the township since at least 1910, when gold was found in quartz-carbonate veins within a syenite and chlorite schists (Berry, 1940). Berry (1940) also reported work performed in 1937 at Dougherty Lake.

The Issuer initiated acquisition of the Sheraton-Timmins Property in 1991 on the basis of favourable geology identified by previous exploration and government mapping programs, and the presence of untested anomalies outlined on the 1983 Black River-Matheson (BRIM) airborne geophysical survey performed by the Ontario Geological Survey (OGS).

In 1991 the Issuer purchased 51 claims in Timmins Township to cover the rhyolite-basalt contact thought to be the extension of that in Currie-Bowman, and in the same package as the Queenston-Strike Cu-Zn occurrence in Robertson Township. Records of earlier work in the area also indicated that many of the rocks are depleted in sodium, a characteristic of alteration zones below VMS deposits. In addition, 32 claims were acquired in Michie Township and a further 16 in Sheraton Township which were to become a key part of the Sheraton-Timmins project.

No further work was performed until 1993, when the Issuer surveyed its original 16 unit claim block in Sheraton Township using ground magnetic and horizontal loop electromagnetic ("HLEM") methods. Two conductors were identified and tested by four diamond drill holes at the end of 1993. The eastern conductor contained 15 metres of zinc-bearing semi-massive to massive pyrite and felsic breccia between carbonated basalt and graphitic metasedimentary rocks. Anomalous values of copper were found deeper in the hole. The western anomaly, tested by a single hole, numbered CLS 93-4, contained 65 feet of massive sulphide and siliceous breccia with zinc values up to 6,500 ppm between carbonated basalt and rhyolite. The Issuer reported lithological similarities with Kamiskotia felsic breccias and sulphides. Additional electromagnetic ("EM") surveys outlined targets to the north and south.

These results were encouraging in indicating the presence of a significant pile of felsic volcanic and volcaniclastic rocks in the area, similar to those known in Currie and Bowman Townships and, possibly, at Kamiskotia. The potential for both gold and base metal mineralization was recognized, and additional claims were accumulated in the area.

Subsequently in 1996 widely spaced reconnaissance IP survey lines were used to cover additional parts of the claim group. The IP anomaly tested by hole CLS 93-4 was traced northward, for 1,200 metres where it abutted a northeast-trending IP anomaly. The northern part of the north-south anomaly was duly tested by holes CLS 97-2 and 3, and the northeast trending IP anomaly by hole CLS 97-1, which intersected significant base metal values. More closely spaced IP lines were surveyed perpendicular to the northeast-trending IP anomaly to optimize the subsequent drill program.

In 1997, a total of 36 holes in 13,610 metres was drilled which was highlighted by the discovery of high grade mineralization in Hole CLS 97-16 (33 metres, from 278 to 311 metres, grading 6.71% zinc, 0.16% copper and 215.4 grams per tonne silver) in October 1997.

In 1998, the Issuer carried out three phases of drilling, totalling 12,849 metres in 33 holes. Knight Piésold was retained to carry out an Environmental Base Line Study on the property. The purpose of the study was to conduct a standard preliminary site investigation and to identify potentially sensitive areas which the Issuer may need to address in the future. As a result, the Issuer carried out a 12 month program of water sampling and assaying in certain areas.

Work performed in the second and third phases of 1998 drilling concentrated on the Cross Lake Zone of zinc-copper-silver mineralization and its strike and depth extensions. Geological work included diamond drilling, petrographic and lithogeochemical studies. Geophysical work included an airborne magnetic and aeromagnetic survey over the claims in Timmins Township: ground IP, magnetic, mise-a-la-masse, self potential and Pulse EM surveys; and borehole mise-a-la-masse and Pulse EM surveys. Geochemical work has consisted mainly of B-horizon soil sampling.

During these phases, the Issuer completed 14 diamond drill holes, for a total of 6,845 metres. Hole numbers CLS 98-53 to CLS 98-61 were drilled between May 1 and July 2, 1998. Following completion of mise-a-la-masse and Pulse EM surveys, a review was made of all data and five diamond drill holes (CLS 98-62 to CLS 98-66) were drilled from October 13 to November 24, 1998. Hole CLS 98-59 was deepened at the end of November, in order to test a Pulse EM anomaly inferred to lie beyond the bottom of the hole.

During 1999, the Issuer conducted two phases of drilling. Both phases established that the sulphide content increases down plunge; confirmed that the zinc/silver mineralization continues down dip and remains open at depth; and provided a number of new target areas to be tested. Pulse EM surveying of holes CLS 99-67, 69 and 70A showed the presence of conductive bodies below these holes, indicating that conductive sulphides continue to depth. A coarse fragmental breccia was identified in holes CLS 99-67, 69 and 70A, and is the continuation of the rhyolite breccia in hole CLS 98-63 that lies stratigraphically above the zinc zone. This coarsening breccia suggests that a rhyolite volcanic centre occurs down plunge in the direction of the increasing sulphide content and corresponding borehole Pulse EM anomalies. Additional drilling was recommended in this area.

The first phase, in the spring of 1999, consisted of 2,632 metres of NQ diamond drilling in five holes, followed by bore-hole and surface Pulse EM surveys, which continue to be an effective tool in tracing conductive sulphide zones. The program was successful in several ways: discovering the new Footwall Zone, with hole CLS 99-69 indicating a stacked sulphide system; verifying the continuity of the mineralization in the Cross Lake Zone with infill holes CLS 99-67 and 99-69; extending the Cross Lake Zone 150 metres downplunge from CLS 98-59 with hole CLS 99-70A for a total length of 1,000 metres downplunge; and, intersecting conductive mineralization in all Pulse EM anomalies drill tested.

The second phase of work, in November 1999, consisted of five NQ drill holes totalling 1,338 metres. The highlight of the program was the extension down dip of the zinc-silver mineralization at the northeast end of the Cross Lake Zone, thereby enhancing the possibility for open pit extraction in this area. Holes CLS 99-73, 74 and 75 were successful in expanding the near surface zinc-silver mineralization in the Cross Lake Zone. Although no significant economic mineralization was encountered in holes CLS 99-71 and 72, which were drilled 500 and 1,000 metres to the northeast of the Cross Lake Zone, the presence of the wide spread felsic (rhyolite) pile to the northeast indicates that there is a large under-explored area favourable for hosting VMS type deposits.

In February 2000, the Issuer received results from the preliminary metallurgical testing carried out in December 1999, by International Metallurgical and Environmental Inc., Kelowna, B.C., under the direction of Jeffrey B. Austin, P.Eng. The report concluded that "...the materials are amenable to traditional process techniques with very good metallurgical performance expected. At this point in time there are no looming metallurgical impediments to the development of a flotation process to recover copper, zinc and silver values from these materials." Furthermore, "with both samples [copper-silver and zinc-silver], final concentrates of saleable base metal grades were produced with very high overall recoveries of metals. Silver deportment to the base metal concentrates was very good for both samples." These results further enhanced the project's potential, though more detailed metallurgical work will be required, as the project progresses.

During the summer of 2000, the OGS completed airborne geophysical surveys over the property, as part of its "Operation Treasure Hunt," a two-year, $19 million geoscience initiative. The survey revealed a number of conductors, including one over the centre of the Cross Lake Zone, which was immediately east of the deepest drilling and coincident with the conductors that were earlier indicated by borehole Pulse EM surveys carried out in deep diamond drill holes. This correlation enhances the exploration potential for any additional airborne conductors that are on the property. The Issuer engaged Roger J. Caven, BASc, P.Eng., Consulting Geophysicist, who completed a detailed review and interpretation of the airborne survey and provided recommendations as to specific targets.

In September 2000, the Issuer received the results of a soil sampling program conducted directly over the Cross Lake Zone that employed the Mobile Metal Ions ("MMI") analytical method. Results revealed a strong zinc anomaly directly over the sub-crop of the Cross Lake Zone. This direct correlation between surface soil samples and a known drilled zinc resource is significant in that the MMI procedure provides the Issuer with an additional exploration tool to test other geophysical anomalies on the Property.

Based on a compilation of all the geological, geochemical and geophysical data received to date, including the survey results from "Operation Treasure Hunt" and the MMI soil sampling, the Issuer resumed a program of NQ drilling in November 2000. An initial hole, CLS 00-76, was targeted to test a favourable area for VMS deposition 650 metres below surface in the Cross Lake horizon.

The hole was drilled to a depth of 739 metres to test the area 200 metres below and down-plunge to the east of the Cross Lake Zone zinc-copper-lead-silver mineralization. The hole intersected the expected hanging wall sequence of crystal tuff, felsic tuff, feldspar porphyry dykes and 13 metres of the projected mineralized horizon of sericitic and carbonate altered felsic volcanics with disseminated and semi-massive pyrite, some of which was anomalous in copper. The 13 metre Cross Lake Zone felsic volcanic unit was cut off by a fault and the hole entered unaltered crystal tuff, which was drilled for 107.3 metres to the final depth of 739 metres. In Hole CLS 99-69, located 200 metres above CLS 00-76, a 15 metre interval of unaltered crystal tuff was intersected in the Cross Lake Zone of altered felsic volcanics. This indicated that a thick, wedge-shaped, block of crystal tuff has been thrust upwards into the altered felsic volcanics, splitting the favourable host rock. This wedge appears to be thickening with depth. The hole was stopped in the crystal tuff in order to complete a borehole Pulse EM survey. As no significant conductors were observed, the drilling was halted. Although no significant mineralization was intersected, this hole did confirm that the mineralized horizon is plunging to the west. The Cross Lake Zone is still open to the west at depth and future work would be designed to test this area.

An additional MMI soil sampling program carried out in November and December 2000 was successful in delineating the known Cross Lake Zone base metal mineralization. This method was also used to test seven airborne EM conductors outside of the Cross Lake Zone that were outlined by the OGS "Operation Treasure Hunt" geophysical survey. The results have yielded three coincident high priority anomalies which require further work.

During drilling programs, the Issuer maintained the following sampling and analytical procedures:

- Diamond drill core was placed in core trays and wired closed at the drill shack. It was picked up twice daily at shift changes by Cross Lake personnel and taken to the Issuer's warehouse-office in Porcupine. The core was logged, photographed and rock quality control measurements were collected by geologists. Mineralized intervals were sawn in half. Half the core was kept for reference and the other half labelled, bagged and shipped to ALS Chemex in Toronto. Core was crushed and pulverized in Chemex's Toronto preparation laboratory and the pulps shipped to Vancouver for analysis.

- Core was routinely analyzed by ICP AES methods for 32 elements including Cu, Pb, Zn and Ag; and for gold by the fire assay-AAS procedure. Samples returning high values of base metals were routinely check-assayed.

- Selected samples were subjected to whole rock analysis of major elements and to petrographic examination.

Exploration programs were supervised by the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

A summary of significant intersections from 1997 to 2000 follows on Table 2.

Due to lack of funds, no field work was conducted on the property during 2001.

TABLE 2
Sheraton-Timmins Property
Summary of Significant Intersections (1997-2001)

Drill Hole	From (m)	To (m)	Core Length (m)	Zn (%)	Cu (%)	Ag (g/t)
CLS 97-1	173.0	177.0	4.0	2.70	-	26.2
	194.2	195.2	1.0	-	2.19	24.8
	258.0	260.0	2.0	-	2.53	8.3
CLS 97-4	152.5	192.0	39.5	1.32	-	18.5
CLS 97-6	184.5	191.5	7.0	2.60	-	32.9
	207.1	211.5	4.4	2.11	-	7.7
CLS 97-16	278.0	311.0	33.0	6.71	0.16	215.4
CLS 97-17	251.0	255.0	4.0	-	3.24	35.5
	304.5	311.0	6.5	4.18	0.12	11.5
CLS 97-18	420.5	422.0	1.5	3.35	-	13.4
CLS 97-19	183.5	200.0	16.5	1.35	-	24.0
incl.	195.1	200.0	4.9	2.46	-	15.0
CLS 97-20	192.1	194.0	1.9	2.53	-	15.5
CLS 97-21	222.5	246.5	24.0	2.16	0.40	52.8
incl.	243.5	246.5	3.0	4.52	2.74	222.0
CLS 97-22	410.1	462.5	52.4	1.41	-	10.0
incl.	417.5	423.5	6.0	2.96	-	6.5
CLS 97-23	323.0	345.5	22.5	-	1.41	7.5
incl.	330.5	335.0	4.5	-	4.74	18.5
CLS 97-24	180.5	192.5	12.0	2.80	0.12	51.6
CLS 97-25	254.0	257.0	3.0	-	2.21	8.1
	287.0	290.0	3.0	-	1.95	7.8
CLS 97-27	380.8	382.0	1.2	-	1.59	3.2
	450.5	453.5	3.0	2.73	-	6.4
CLS 97-28	615.5	621.5	6.0	1.65	-	29.3
	629.0	651.5	22.5	1.35	-	40.0
incl.	629.0	636.5	7.5	1.54	-	91.0
CLS 97-29	289.0	336.5	47.5	-	1.07	6.3
incl.	293.0	302.0	9.0	-	3.05	11.0
CLS 97-31	346.0	365.0	19.0	-	1.38	11.2
incl.	349.8	357.5	7.7	-	2.42	14.0
	395.6	398.2	2.6	2.37	1.29	123.3
CLS 97-35	227.0	231.5	4.5	2.98	-	20.7
CLS 98-37	293.7	312.5	18.8	0.12	1.73	20.9
incl.	293.7	298.5	4.8	0.28	2.65	17.8
CLS 98-38 [1]	437.7	439.4	1.7	-	0.35	20.8
CLS 98-39 [2]	641.0	642.5	1.5	-	-	3.0
CLS 98-40	60.5	106.1	45.6	1.83	-	34.4
incl.	60.5	71.0	10.5	2.99	-	17.6
and	101.0	106.1	5.1	2.34	0.22	125.6
CLS 98-41b	129.0	151.0	22.0	2.02	-	26.5
CLS 98-42	77.0	112.5	35.5	2.20	-	42.2
CLS 98-43	58.5	89.3	30.8	1.14	-	20.8
CLS 98-44	130.0	171.0	41.0	1.24	-	22.8
incl.	130.0	139.0	9.0	2.25	-	36.8
CLS 98-45	138.0	149.3	11.3	1.30	-	9.8
incl.	138.0	144.0	6.0	1.77	-	13.7

1 Includes 7.9 g/t Gold

2 Includes 4.4 g/t Gold

Drill Hole	From (m)	To (m)	Core Length (m)	Zn (%)	Cu (%)	Ag (g/t)
CLS 98-46	164.0	201.5	37.5	1.25	-	9.9
incl.	174.3	180.5	6.2	2.63	-	12.0
CLS 98-47	103.5	134.5	31.0	1.73	-	35.8
incl.	118.5	123.0	4.5	2.92	-	80.3
and	128.5	134.5	6.0	2.84	-	49.8
CLS 98-48	314.0	355.4	41.4	1.80	-	15.0
incl.	326.2	335.0	8.8	2.15	-	29.5
and	343.9	350.0	6.1	3.35	-	11.7
CLS 98-49	39.5	81.5	42.0	2.63	0.12	73.6
incl.	61.6	72.0	10.4	5.78	0.37	180.8
CLS 98-50	120.5	134.0	13.5	2.39	0.21	63.2
CLS 98-51	75.5	90.5	15.0	1.86	0.11	99.1
incl.	78.5	86.0	7.5	3.21	0.11	176.2
CLS 98-52	141.5	143.8	2.3	-	1.23	19.7
CLS 98-53	428.0	429.5	1.5	-	1.47	7.4
	443.0	446.0	3.0	2.72	-	6.8
CLS 98-55	152.0	158.0	6.0	-	1.03	2.5
CLS 98-56	276.5	284.0	7.5	1.98	-	5.1
CLS 98-57	578.0	585.5	7.5	1.01	-	38.2
	599.0	603.5	4.5	1.27	-	41.9
CLS 98-58	246.5	248.0	1.5	-	1.25	3.0
	264.5	267.5	3.0	-	1.38	4.8
CLS 98-59 [3]	506.0	626.0	120.0	1.03	-	11.6
incl.	534.5	539.0	4.5	2.88	-	4.6
and	573.5	578.0	4.5	2.18	-	16.9
and	602.0	605.0	3.0	2.61	-	5.7
and	624.5	626.0	1.5	2.78	0.64	25.4
CLS 98-60	137.0	138.5	1.5	-	1.91	6.8
	314.2	314.7	0.5	6.30	-	3.0
CLS 98-63	393.5	434.0	40.5	1.90	-	35.7
incl.	395.0	401.0	6.0	5.56	-	93.0
CLS 99-67	365.0	375.5	10.5	1.88	-	10.4
incl	368.0	374.0	6.0	2.13	-	8.2
CLS 99-70-A	665.0	700.5	35.5	1.24	-	11.4
incl	678.5	683.0	4.5	2.91	-	14.5
CLS99-73	158.0	201.5	43.5	1.12	-	18.8
incl.	158.0	167.0	9.0	2.46	-	31.5
and	192.5	200.0	7.5	2.13	-	36.2
	225.5	228.5	3.0	3.24	-	5.9
CLS99-74	50.0	92.5	42.5	1.66	-	36.4
incl.	50.0	62.0	12.0	2.42	-	23.6
and	77.0	92.5	15.5	1.64	-	63.2
CLS99-75	206.0	251.0	45.0	1.47	-	23.2
incl.	206.0	215.0	9.0	2.09	-	25.7
and	218.0	225.5	7.5	1.74	-	32.2
and	245.0	251.0	6.0	2.28	-	8.9

3 Includes 11.4 g/t Gold over 1.4m from 438.6-440.0

A summary of work conducted by the Issuer on the property from 1993-2000, is as follows:

Exploration Programs 1993-2000	
Date/ Author	**Description**
November 2000	Diamond drilling: hole CLS 00-76; total 739 m; soil sampling using MMI method, Pulse EM survey
Oct to Dec 1999	Diamond drilling: holes CLS 99-71 to 99-75; total 1,338 m; Pulse EM
March to May 1999	Diamond drilling: holes CLS 99-67 to 99-70 and 99-70A; total 2,632 m; Pulse EM
Oct. to Nov. 1998	Diamond drilling: holes CLS 98-62 to 98-66; total 2722 m; Pulse EM; mise-a-la-masse
May – July 1998	Diamond drilling: holes CLS 98-53 to 61; total 4123 m; Pulse EM; mise-a-la-masse
Jan. - March 1998	Diamond drilling: holes CLS98-36 to 52; total 5813 m; Pulse EM; mise-a-la-masse
Nov. to Dec 22, 1997	Diamond drilling: holes CLS 97-18 to 35; total 8623 m
Sept.-Oct. 1997	Diamond drilling of IP anomaly defined in May 1997. Eleven holes: CLS 6 to 9, 11 to 17, total 3,585 metres. Resulted in discovery of high grade Zn, Cu, Pb, Ag mineralization in massive sulphides in hole CLS 97-16.
June-July 1997	Diamond Drilling: 2 holes: CLS 97-4 & 5, each side of Hole CLS 97-1; total 655 m
May 1997 Dan Patrie, June 1997	IP, 26 line kilometres, 50 metre dipole spacing. East-west lines spaced 100 metres apart, and SE-NW lines spaced 70 metres apart to better define the mineralization found in hole CLS 97-1. IP on the SE-NW grid defined a 560 metre long moderate to strong IP anomaly oriented northeast-southwest.
Feb.-March, 1997 Dan Patrie, May 1997	Line Cutting: HLEM: 48 kilometres Magnetics: 63.8 kilometres. Designed to test airborne EM anomalies. Coincident Magnetic-HLEM anomalies detected. (some previously drilled).
January 1997 R.S. Middleton, June 1997	Diamond drilling: Holes CLS 97-1, 2 and 3. 747 metres BQ. CLS-1 intersected several zones of Cu or Zn mineralization associated with a northeast-southwest striking IP anomaly. CLS-2 and CLS-3 tested a separate north-south striking IP anomaly, finding disseminated pyrite, but only low Cu, Zn and Au.
July-August R.J. Daigle, June 1996, R.J. Daigle, Aug 1996	Enlarged upon June survey: Con. 1-IV, lots 6-8; primarily Con IV, lots 7, 8: 39 kilometres line cutting, 8 kilometre IP; 31 kilometres of magnetics 30 kilometre IP on 50 metres dipole spacing
June 1996 R.J. Daigle, June 1996	Test surveys, 8.4 kilometre IP on 6 lines, 50 metres dipole. Con. IV, Lots 7, 8. Magnetic survey
October 1993 Middleton, R.S. 1995	Diamond drilling: 4 holes (CLS-93-1, 2, 3 and 4) for 702 metres tested north-south HLEM conductors in Sheraton Tp, Con 4, lots 6,7; pyritic-graphitic argillite and massive pyrite-pyrrhotite unit found, with fine grained magnetite, minor chalcopyrite and sphalerite, calcite and ankerite; possible exhalite; rhyolite, basalt, porphyry. Hole CLS 93-4 tested a conductor in Con 4, Lot 8, and intersected massive pyrite with anomalous zinc values.
July 1993 - June 1994 Caven, R.J., June 1995, July 7, 1993	Line cutting: 46 kilometres, Magnetics and HLEM: 40 kilometres; IP: 6.075 kilometres on 8 lines; 25 metre dipole spacing.

While it held the property under option from July to November 2002, Falconbridge completed a geological compilation, line cutting, ground HLEM and magnetic surveys and two diamond drill holes totalling 385 metres. The two exploratory holes were drilled approximately 3,000 metres south of the Cross Lake Zone and targeted coincident ground HLEM and airborne EM anomalies and follow-up borehole EM anomalies. The first drill hole, most westerly, intersected a "new" favourable felsic volcanic package with corresponding alteration and pyrrhotite, pyrite with stringer sphalerite and galena over short intervals. The first hole was borehole pulsed and a strong off-hole conductor was drilled 30 metres east of the first hole. This hole intersected the same east-west striking felsic volcanic unit with pyrrhotite and pyrite but no graphite or base metal mineralization. Assays have not been received. This new favourable felsic volcanic host, three kilometres south of the Cross Lake Zone, provides another attractive target area for future exploration programs.

Efforts to find another partner to advance the project are being hampered by the current lack of market interest in base metals. The Issuer continues to believe that this property has significant potential and intends to maintain it until funding becomes available for further exploration.

OTHER PROJECTS - BRITISH COLUMBIA

3.3.2 QR Property, British Columbia

In July 2002, the Issuer signed a letter of intent with Kinross whereby the Issuer acquired an option to purchase a 100% interest in the QR Property, a mining lease of 130 claim units covering 3,164 hectares, which is located 58 kilometres southeast of Quesnel, BC in the Cariboo Mining Division. The property is approximately a one hour drive from Quesnel and is accessible year round by a series of well maintained forest access gravel roads.

The climate is typical of central British Columbia, with cold, moderately dry winters (October to March), and hot dry summers (June to September). It snows from mid November to March with accumulation usually not exceed one meter. Mean average temperature ranges from –10C in January to 13C in July. The terrain on the property consists of glaciated gently rolling hills, with a steep cliff on the south side leading down to the Quesnel River.

The nearby city of Quesnel provides a source of experienced mining, milling and exploration personnel, as well as mining equipment sales and service outlets. Electrical power is provided on site by generators, and potable water is supplied by a well.

The Issuer may acquire a 100% interest in the property by paying Kinross an aggregate of $800,000 on or before May 1, 2004. A $5,000 payment was made upon signing of the letter of intent with the remaining $795,000 to be paid in cash and/or shares, at Kinross' discretion, upon exercise of the option by the Issuer. The Issuer is required to fund the first year's holding costs up to $220,000 ($165,000 paid to date), in quarterly instalments in arrears, which are deductible from the final payment. Should a deposit of more than 1,000,000 proven and recoverable ounces of gold be discovered on the property, Kinross retains a back-in right to acquire 50% of the property by reimbursing the Issuer for twice the amount of expenditures incurred and by completing a bankable feasibility report.

The QR Property includes the shutdown QR Mine which operated from May 1995 until April 1998 when mining was suspended and the property placed on care and maintenance due to low gold prices. While in operation, the mine produced 3,672,767 grams (118,084 ounces) of gold from open pits and underground stopes. According to Kinross' QR Mine Status Report dated January 25, 1999, the mineral reserves and resources remaining on site are summarized in the following table:

Category	Tonnes	Gold Grade (g/t)
Proven Reserve	84,696	5.10
Probable Reserve	235,182	5.07
Possible Reserve	19,485	7.41
Resource (Measured, Indicated, Inferred)	463,221	5.03

*Reserve estimate calculated using gold @ US$350/oz, Can$=0.74US$, 93% recovery and specific gravity=2.96t/cubic metre.

The reserve and resource calculations, using Gemcom modeling software, were completed by Kinross before the implementation of National Instrument 43-101 ("NI43-101") and CIM Guidelines for ore definitions and, therefore, do not meet the current regulatory requirements. Until the Issuer has completed an independent reserve and resource calculation, which will conform to the regulatory requirements as outlined in NI43-101, all of the above categories should be considered a mineral resource.

According to Kinross' QR Mine Status Report, the QR Mine is located in the Quesnel Terrane, a Triassic and Jurassic-aged island-arc/marginal basin tectonic assemblage, a region also referred to as the Quesnel Trough. The assemblage has been intruded by a Jurassic-aged pyroxene-bearing diorite stock. The gold mineralization is spatially associated with the diorite stock, usually within 300 metres, in propylitized, carbonate-rich basaltic epiclastic unit dominated by a garnet/epidote/chlorite/calcite alteration assemblage. The gold is associated with sulphide mineralization varying in amounts from 1-15% and consisting of pyrite, chalcopyrite and pyrrhotite with minor amounts of galena and sphalerite.

There are five zones of known gold mineralization: Main, West, Midwest, North and Northwest Zones, of which two (Main and West) were mined by open pit and one (Midwest) was mined using underground methods. The Issuer's main exploration focus will be to expand on the unmined zones, especially the North Zone which is "open" along strike to the east and down dip. This zone is trending towards another diorite stock, an important gold mineralization geological control, which is located 1,500 metres east of the QR Mine.

Facilities, including a complete 800 tonne per day mill utilizing a whole ore cyanidation with carbon-in-pulp recovery circuit, crushers, generators, compressors, complete assay lab, engineering offices, various warehouses, buildings and the tailings impoundment area remain on site and appear to have been well maintained since orderly shutdown.

In July 2002, the Issuer granted Gold Giant an option to acquire 50% of its interest in the adjoining QR and Cariboo (see Item 3.3.3 for description) Properties. Under the terms of the letter agreement and in consideration for the grant of the option, Gold Giant is required to make cash payment of $50,000 on signing; issue 100,000 common shares to the Issuer as soon as possible thereafter upon receipt of necessary approvals; and, spend $700,000 on the two properties, including $200,000 in maintenance expenses, by July 1, 2003. Thereafter, Gold Giant is required to spend a further $1.0 million on or before May 1, 2004 and $1.8 million on or before May 1, 2005 in order to earn 50% of the Issuer's interest in both properties.

Based on results of a geological and engineering review, the Issuer and Gold Giant identified several targets for surface exploration and/or diamond drilling. Surface geological mapping was completed over the primary exploration targets and programs of trenching and diamond drilling commenced in November 2002.

The program consisted of 1,692 metres of NQ2 (2 inch or 5 cm) core size in a total of 19 drill holes. There was one hole drilled in the North Zone, 13 drill holes in the Northwest Zone, and five drill holes in the West Zone. The North and Northwest Zones are totally undeveloped and the West Zone was partially developed during past operations.

The North Zone drill hole CL-02-2000 intersected significant sections of altered basalt, which hosts most of the gold mineralization on the property. The significant results from drill hole CL-02-2000 are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2000	240.5	249.5	9.0	3.87
	363.1	370.5	7.4	2.15
	397.0	400.0	3.0	1.83
	425.0	431.0	6.0	2.97

This hole was drilled to offset four holes drilled earlier by previous operators that intersected gold mineralization in the propylitic altered basalt. The Issuer is pleased to have confirmed and extended this previously identified zone of gold mineralization.

The Northwest Zone is relatively flat-lying and has now been tested over an area of approximately 350 metres long by 50 metres wide. As the Northwest Zone subcrops immediately below the overburden that is approximately 8.0 metres in thickness, low cost open pit mining would be used in this area. The true thickness of the mineralization, as determined by core measurements in bedding and contacts, is 94% of the drilled interval. The mineralized zones in holes CL-02-2005 and CL-02-2007 have confirmed the significant open pit potential of the Northwest Zone. The most significant results from the 13 holes drilled in this zone are as follows:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2001	20.0	25.5	5.5	1.11
CL-02-2001	36.0	40.5	4.5	1.32
CL-02-2002	29.0	32.1	3.1	1.90
CL-02-2005	4.6	19.7	15.1	2.16
CL-02-2007	6.9	23.6	16.7	4.71
CL-02-2008	8.2	13.5	5.3	1.64
CL-02-2011	7.0	10.0	3.0	1.10
CL-02-2011	17.9	24.4	6.5	1.49

The West Zone is approximately 450 metres long and 60 metres wide. The zone is flat lying, near surface and would potentially be developed by open pit mining methods. The most significant results from the 2002 West Zone drilling are tabulated below:

Hole No.	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-02-2016	36.4	50.9	14.5	4.0
CL-02-2017	39.5	45.3	5.8	2.0
CL-02-2017	59.0	63.5	4.5	8.8
CL-02-2018	37.0	43.0	6.0	1.2
CL-02-2018	50.0	53.4	3.4	1.4

*All holes were drilled vertically.

Drill holes CL-02-2016 and 2017 offset previous drill hole 96-448, which intersected 12.7 g/t gold over 16.0 metres and have extended this area of higher grade mineralization. Drill hole CL-02-2018 was located near the southeast end of the West Zone. These drill holes, which have further tested the gold mineralization and potential of this zone, will be added to the existing database for the West Zone.

In January 2003, the Issuer completed a trench (QR-T-03-1) on a north-south axis across the Northwest Zone, which has been partially delineated by earlier diamond drilling. The highly encouraging results confirmed the open pit potential, significantly increased the width and extended previously defined higher-grade sections of the zone. The trench exposed bedrock at an average overburden depth of 3.0 metres across a width of 88 metres before being terminated on the south end due to deepening overburden. The zone had been outlined by drilling over an area approximately 350 metres long and 60 metres wide. The 88 metres of bedrock were sampled with 44-2.0 metre rock chip channel samples. The results from the trench were 1.63 g/t gold over the entire 88 metres, including 4.77 g/t gold over 26.0 metres.

Most importantly, it was discovered during the trenching program that the gold mineralization in the Northwest Zone is entirely confined to siltstone, not to the propylitic basalt that is the main host of gold mineralization on the QR Property. The identification of this siltstone host creates more exploration targets on the QR and adjoining Cariboo Properties. The gold mineralization is found in bedding planes and cross-cutting fractures in the siltstone along with pyrite and minor pyrrhotite. Four additional trenches were excavated across the Northwest Zone parallel to the first trench (QR-T-03-1). The results were similar to the diamond drilling completed earlier in these areas.

In February 2003, the Issuer drilled an additional four diamond drill holes into untested areas of the West Zone to further define the known gold mineralization. All four drill holes intersected significant intervals of gold mineralization and confirmed and extended previously defined higher-grade sections of the West Zone.

The most significant results from the most recent West Zone drilling are as follows:

Hole No.	From (m)	To(m)	Interval(m)	Gold (g/t)
CL-03-2019	34.0	38.5	4.5	5.8
CL-03-2020	42.8	47.8	5.0	9.1
CL-03-2021	59.0	65.0	6.0	7.3
CL-03-2022	62.5	71.0	8.5	11.2
Including	62.5	66.5	4.0	22.0

With confirmation of additional mineralization, the Issuer and Gold Giant are undertaking a scoping study to evaluate the possibility of recommencing production on the QR Property. This study will include independent resource and reserve calculations, mine planning for both underground and open pit development and metallurgical testing for both conventional milling of the higher grade ore and heap leaching of the lower grade ore. It is anticipated that the existing facilities on site can be used for both extraction processes. The ongoing exploration within the known zones of gold mineralization is providing further important information for the study. This independent study will define the parameters for recommencing production from the QR Property.

In addition to evaluating the development potential of the defined gold zones through this scoping study, the QR Property and the contiguous Cariboo Property will be subject to ongoing exploration to expand the known zones of gold mineralization. The recently completed evaluation of the QR and Cariboo Properties has defined a number of exploration targets. These include the North Zone, an extension of the developed Main Zone; the south contact of the QR diorite which is geologically analogous to the north contact of the diorite that hosts most of the defined gold mineralization; and the discovery zone on the Cariboo Property, where the initial drill hole in 1989 intersected 5.3 g/t over 8.5 metres. Exploration will include geophysics, trenching, geological mapping and diamond drilling. The Issuer is confident that additional zones of mineralization will be defined by this ongoing exploration. Other gold projects within the immediate area of the QR Mine are also being evaluated to further expand its potential.

As the Issuer is operator of the project, all work is supervised by the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

3.3.3 Cariboo Property

In May 2002, the Issuer was granted an option to earn a 100% interest in the Cariboo Property from Imperial. The Cariboo Property, which consists of five mineral claims totalling 98 units and covering 2,450 hectares, is adjacent to the east of the QR Property, and is located 62 kilometres southeast of Quesnel, BC in the Cariboo Mining Division. Access and infrastructure in the area are excellent due to the intense logging activity and the proximity of the QR milling facilities. The Issuer may earn a 100% interest by incurring $100,000 in cumulative exploration expenditures over three years and granting Imperial a 1% net smelter return royalty.

The claims were originally staked in 1981 to cover the drainage that was anomalous in precious metal elements identified during a Provincial stream sediment sampling program. The geology underlying the property consists of Triassic-aged siltstone, mafic basalt and tuffs that have undergone extensive alteration consisting of ankerite, silica and pyrite. The property and surrounding area have been explored by various mining companies over the last twenty years with programs including airborne and ground geophysical surveys (VLF-EM, Magnetometer, IP), stream sediment, soil and rock sampling, geological mapping, prospecting and reconnaissance drilling consisting of ten diamond drill holes totalling 1,751 metres.

The main area of interest is in the vicinity of diamond drill hole 89-6, completed by Corona Gold Corporation in 1989, that intersected 5.3 grams/tonne gold over an 8.5 metre interval (0.15 oz/ton over 27.9 feet). Future exploration will follow-up on that hole which is associated with coincident magnetic, IP and soil geochemical anomalies along the contact of a diorite intrusive, similar to the intrusive associated with the QR deposits.

In June 2002, the access roads on the property were rehabilitated and a small 411.0 metre trenching program was completed in the area of previous diamond drilling. The program was successful in exposing the favourable oxidized volcanic tuff units which contain the gold mineralization of interest. The best trench result was in trench CT-02-1 and contained 2.2g/t gold over a 3.0 metre width.

In July 2002, the Issuer granted Gold Giant an option to acquire 50% of its interest in the adjoining Cariboo and QR gold Properties. Under the terms of the letter agreement and in consideration for the grant of the option, Gold Giant is required to make cash payment of $50,000 on signing; issue 100,000 common shares to the Issuer as soon as possible thereafter upon receipt of necessary approvals; and, spend $700,000 on the two properties, including $200,000 in maintenance expenses by July 1, 2003. Thereafter, Gold Giant is required to spend a further $1.0 million on or before May 1, 2004 and $1.8 million on or before May 1, 2005, in order to earn 50% of the Issuer's interest in both properties.

The Issuer is operator of the project. All work is supervised by the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. All assays were analysed by Acme Analytical Laboratories Ltd. of Vancouver, BC.

Future exploration programs are planned for the Cariboo Property, including geological mapping and prospecting, soil geochemical and geophysical surveys, additional trenching and diamond drilling.

3.3.4 Cantin Creek

The Cantin Creek Property is comprised of 32 claim units, totalling 800 hectares, and is located 21 kilometres east southeast of Quesnel, BC in the Cariboo Mining Division. Access and infrastructure are excellent with the existing main haulage logging and secondary access roads passing through the Property.

In April 2002, the Issuer was granted a right to earn a 100% interest in the Property, with Gold Giant on a 50-50 joint venture basis, from Geoffrey Goodall (the "Optionor") by paying $10,000 and issuing 50,000 common shares of each of the Issuer and Gold Giant to the Optionor upon receipt of all necessary regulatory and corporate approvals; completing an IP survey to confirm the target area outlined in the 1998 geophysical survey and drilling two holes to test the target area within six months of the issuance of the first shares (the "Six Month Anniversary"); and issuing an additional 50,000 common shares of each of the Issuer and Gold Giant to the Optionor on or before the Six Month Anniversary.

The Cantin Creek property was originally staked in 1977 as a result of regional exploration following the gold discovery at the Issuer's QR property. Since that time exploration of the Property has included geological mapping, soil geochemistry, geophysical surveys and percussion and diamond drilling. This exploration discovered an epithermal gold system associated with a diorite intrusive, similar to the Issuer's Cariboo property. In 1998 a geochemical and IP geophysical survey was completed over a new area of the property that had not been previously evaluated. These surveys outlined a new target with coincident high chargeability, resistivity IP and gold soil geochemical anomalies over an area at least 200 metres wide and 600 metres long. This new target has not been drilled and will be the focus of the companies' exploration.

The Issuer and Gold Giant intend to re-establish the grid over a 600 by 1,000 metre area covering this target. Geological mapping, soil geochemical sampling, magnetic survey and an IP survey using the newly developed 3-D Inversion IP method will be completed. Targets defined by this program will be tested by diamond drilling during the second phase of exploration. The Issuer is operator of the project.

3.3.5 Ingenika Property

The Ingenika Property, comprised of three claims totalling 54 units and encompassing 1350 hectares, is situated on the south side of the Ingenika River some 198 kilometres northwest of Mackenzie, B.C. and 108 kilometres north-northwest of Germansen Landing (Latitude: 56°41', Longitude: 125°10', NTS: 94C/11E).

The Issuer holds a 100% interest in the property, which is road accessible and in the vicinity of the power transmission line to the Kemess Mine.

The claims were acquired in July 2000 around the old Ingenika Mine and cover the historic (1928) Onward and Onward South trenching, which the Issuer located and sampled. The Onward trenches were completed in the Cambrian-aged Ketchika Group of brecciated limestone with disseminated to massive sulphides comprised of galena with minor chalcopyrite and pyrite mineralization. The Onward south trenching is located 500 metres south of the Onward showing and consists of historic trenches in the same brecciated limestone, but the sulphides consist of sphalerite and galena with minor pyrite mineralization.

The significant results from the rock samples taken in July 2000 by the Issuer on this property were:

Property	Sample description	Zinc (%)	Lead (%)	Silver (g/t)
Ingenika – Onward	Grab sample	N.S.	51.80	1205.00
Ingenika – Onward	Grab sample	N.S.	45.20	1070.00
Ingenika – Onward	Grab sample	N.S.	8.11	121.00
Ingenika – Onward	Grab sample	N.S.	8.35	135.00
Ingenika – Onward	Grab sample	N.S.	64.20	1870.00
Ingenika – Onward	Grab sample	N.S.	13.95	272.00
Ingenika – Onward South	Grab sample	2.65	0.50	7.20
Ingenika – Onward South	Grab sample	13.05	5.86	55.60
Ingenika – Onward South	Grab sample	15.70	5.07	45.60
N.S. = not significant				

The sampling program was supervised by the Issuer's Vice President of Exploration, Jim Miller-Tait, P.Geo. All the samples were analyzed at the laboratory of ALS Chemex in North Vancouver, B.C., utilizing the 32 element ICP analytical package coupled with AAS and fire assays for overlimit zinc, lead and silver samples.

In June 2001, the Issuer located the historic Onward South shaft and collected grab samples from dump material. These three samples, which consisted of coarse grained black-brown sphalerite and coarse grained galena hosted by limestone, assayed as follows:

Sample No.	Zinc (%)	Lead (%)	Silver (g/t)
I-1	25.62	16.28	139.8
I-2	31.07	0.59	8.4
I-3	33.61	8.77	81.4

The above rock samples were cut and polished for display and mineralogical identification and then half were analysed at the Teck Cominco Exploration Research Laboratory in Vancouver, BC, using fire assay for silver, and acid decomposition and atomic absorption for zinc and lead.

During the summer, the Issuer soil sampled the property by MMI methods over an 800 by 800 metre grid, with samples taken every 25 metres on lines spaced 100 metres apart. The MMI soil survey outlined several high priority base metal anomalies on this property. One area located on the southwest corner of the grid is the highest priority due to the discovery of float material consisting of manganese stained dolomite with extensive pyrite mineralization. This float is similar to the host rock of the old Ingenika Mine, located three kilometres to the north. As a result of this geochemical anomaly on the edge of the grid, the MMI soil sampling survey grid was expanded.

Two more phases of MMI soil sampling and geological mapping were completed in the late summer and fall 2001 to expand the coverage of the soil survey in the southwest area of the grid. The expanded grid lines were sampled every 25 metres on lines spaced at 50 metres. This soil sampling outlined the largest and strongest base metal anomaly discovered to date on the property. Some of the soils in this anomaly are higher in value than the soil samples collected over the known high-grade base metal mineralization located at the Onward South shaft where the original survey was centered. This new base metal anomaly, still open along strike to the northeast and southwest, is 500 metres long with widths varying from 150 to 200 metres. The Issuer's research has not found any documented or field evidence of historic work in this portion of ground.

In summary, the MMI soil sampling programs completed in 2001 identified three parallel base metal anomalies, approximately 300 metres apart and ranging from 400 to 500 metres in length with widths from 25 to 200 metres. These three anomalies all strike between 120 and 130 degrees which is in the same strike direction as the zinc-lead-silver mineralization of the Ingenika Mine. The largest and strongest anomaly, which is still open in both directions along strike, will be the highest priority target when work resumes.

All work was conducted under the supervision of the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. The MMI soil samples were analyzed using the proprietary method of XRAL Laboratories, a division of SGS Canada Inc., of Toronto, Ontario.

As follow-up in 2002, a four hole exploration NQ diamond drilling program totalling 491.2 metres was completed on the adjoining Ingenika and Swannell Properties. Three holes, two on the Swannell Property and one on the Ingenika Property, were drilled to test the MMI soil anomalies but failed to intersect significant base metal values. The source of the anomalies is now believed to be the abundance of base metal fragments observed in the compact glacial till during a test trenching program that was completed in July, 2002. Bedrock was not encountered during the trenching. One additional hole was drilled on the south side of the Swannell River to test for the extension of the Swannell base metal showing that had only been encountered on the north side of the river. The hole intersected 1.90% zinc, 0.37% lead and 4.6g/t silver over 2.1 metres at a down hole depth of 64.4 to 66.5 metres. Recommended future work on the Ingenika and Swannell Properties includes a study to determine glacial ice direction in order to locate the source area of the base metal soil anomalies.

3.3.6 Swannell Property

In late April 2001, the Issuer optioned the Swannell zinc-lead-silver Property from Cominco Ltd. (now Teck Cominco Limited). The acquisition was made as a result of the Issuer's efforts in researching under explored areas of carbonate-hosted zinc, lead and silver mineralization in British Columbia.

The property, contiguous with the Ingenika Property, includes 7 mineral claims (76 units), encompassing 1900 hectares, and is located 195 kilometres northwest of Mackenzie, B.C. It is accessible by major logging roads which cross the claims, with a logging camp and airstrip within ten kilometres.

The Issuer may earn a 100% interest in the property by issuing up to 180,000 common shares over three years (45,000 issued in each of 2001, 2002 and 2003); incurring $500,000 in cumulative exploration expenditures over five years ($72,000 expended in first year); and, granting Teck Cominco a 2% NSR royalty which the Issuer may purchase at any time for $500,000 for each 1%. The Issuer has also granted Teck Cominco the right of first refusal on any contract to smelt mineral products from the property provided that the smelter rates are competitive.

In July 2000, also as a result of its research efforts, the Issuer had staked the adjacent Ingenika Property on which some very promising assay results were obtained from rock sampling (see Item 3.3.5 Ingenika Property). The acquisition of the Swannell Property increases the size of the Issuer's holdings in the Ingenika area from 1,350 to 3,250 hectares. It also covers the highly prospective north-south geological trend of mineralized carbonates from the Swannell River showing to the Onward showings five kilometres to the north.

The regional geology of the area around and underlying the claims consists of Upper-Proterozoic aged Ingenika group overlain by Cambrian aged Kechika Group which are folded into a broad, northerly plunging syncline. The Ingenika Group consists of brown siltstone interbedded with coarse sandstone and quartzite. The Kechika Group consists of interbedded limestone, dolomite and carbonaceous siltstone that host the stratabound base metal mineralization. The sulphide mineralization consists of red-brown sphalerite, galena, pyrite, chalcopyrite and tetrahedrite.

The property covers the Swannell zinc, lead and silver showings, which have been previously trenched and drilled. The showings consist of several sub-parallel bands of gossan, developed on sulphide mineralization consisting of sphalerite, galena and pyrite hosted by siliceous limestone of the Cambrian-aged Kechika Group.

The table below summarizes the results of Cominco's 1982 channel sampling in bedrock trenches in host rocks, which strike NW-SE. The No.1 showing is on the north side of the Swannell River. The No. 2 showing is 35 metres west across stratigraphy and is trenched on the north bank of the river. Mapping indicates that the No. 2 showing continues 140 metres SE along strike, 50 metres south of the south bank of the river where the No. 2 SE showing was trenched.

Showing No.	Width (m)	Zinc (%)	Lead (%)	Silver g/t)
No.1 showing	6.0	6.34	1.88	16.5
No.2 showing	4.0	8.16	1.79	19.2
No.2 SE showing	4.0	9.10	1.83	23.0

Two drill holes, collared 100 metres apart along strike on the north side of the river and drilled in a westerly direction, tested the No.1 showing at depth. One was completed by Cominco in 1957 (CS-57-01) and the other by Elite Resources Corp. in 1985 (CS-85-06). The drill hole results are tabulated below:

Hole No.	Core Length (m)	Zinc (%)	Lead (%)	Silver (g/t)
CS-57-01	1.7	14.50	4.30	37.70
	1.8	15.40	1.20	10.30
	0.9	12.60	1.30	17.10
CS-85-06	9.6	5.83	1.29	15.30
Including	2.8	12.04	0.99	11.30
	10.6	5.05	0.30	4.30

In June 2001, the Issuer completed a reconnaissance program of conventional soil sampling, MMI soil sampling and geological mapping. It was determined that, contrary to the conventional soil sampling, the MMI method was effective in identifying mineralization. In a subsequent program, two MMI soil sample grids were completed covering the Swannell showing and possible strike extension and parallel zones. The grids, located on the north and south sides of the Swannell River that has exposed the base metal mineralization, were each 500 metres long by 800 metres wide with samples collected every 25 metres on lines spaced at 100 metre intervals. Over 300 soil samples were collected and were shipped to XRAL Laboratories in Toronto for analyses.

Based on results that the Issuer obtained from the reconnaissance program of conventional soil sampling, MMI soil sampling and geological mapping conducted in June 2001, the Issuer completed a 400.8 metre drilling program on the property in August 2001. A total of three holes (CS-01-08, 09, 10) were drilled on the north side of the Swannell River in the vicinity of earlier drilling carried out in 1957 and 1985 by Cominco Ltd. and Elite Resources Corp.

respectively. Holes CS-01-08 and CS-01-09 were drilled on an E-W section near hole CS-85-06 (1985 drill hole) 100 metres to the north along strike from hole CS-57-01 (1957 drill hole) which was situated on the north side of the Swannell River. Hole CS-01-10 was drilled a further 50 metres to the north along strike from CS-01-08 and CS-01-09. All holes were drilled in a westerly direction across the mineralized horizons.

The three 2001 holes were designed to verify the orientation of the mineralized horizons as there had never been a multi-hole section drilled across the stratigraphy. The drill target was two parallel base metal mineralized horizons, separated by 30 metres of carbonaceous siltstone and limestone. The two base metal horizons consist of silicified dolomite containing tan, brown and black sphalerite, galena and pyrite.

Two of the drill holes (CS-01-08 and CS-01-10), located 50 metres apart along strike, intersected the two mineralized horizons. The deepest hole (CS-01-09), drilled in section to intersect the horizons 50 metres below CS-85-06 and 100 metres below CS-01-08, intersected only one mineralized horizon. The low core angles of the stratigraphy intersected in this hole, compared with the high core angles in the other holes, indicate a possible fold at depth. Significant results from the three drill holes completed are tabulated below:

Hole #	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Silver (g/t)
CS-01-8 1st horizon	57.3	60.3	3.0	3.56	0.92	8.4
incl.	57.3	58.3	1.0	8.61	2.24	20.2
2nd horizon	79.2	83.7	4.5	4.16	0.46	6.5
incl.	79.2	80.2	1.0	7.00	1.29	13.2
and	82.2	83.2	1.0	6.22	0.27	4.4
CS-01-9	89.7	90.7	1.0	2.47	0.99	13.4
CS-01-10 1st horizon	60.5	64.5	4.0	5.07	0.64	8.7
incl.	62.5	64.5	2.0	8.81	1.11	14.8
2nd horizon	92.4	95.4	3.0	5.82	3.17	28.2
incl.	92.4	94.4	2.0	7.74	1.57	13.5

The 2001 drilling confirmed the strike of the zone at 325° and indicated a possible fold occurring at depth which presents an attractive target area for higher-grade and thicker base metal mineralization. The differences in the grades and thicknesses in the holes completed to date may be explained by structural folding and deformation in conjunction with the *remobilization of metals*.

In 2002, in addition to the three holes drilled to test the MMI soil anomalies along the common boundary of the adjoining Ingenika and Swannell Properties (see Ingenika Property), a fourth hole was drilled on the south side of the Swannell River to test for the extension of the Swannell base metal showing that had only been encountered on the north side of the river. The hole intersected 1.90% zinc, 0.37% lead and 4.6g/t silver over 2.1 metres at a down hole depth of 64.4 to 66.5 metres.

Work was conducted under the supervision of the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. Core and conventional soil samples were analyzed by ALS Chemex in North Vancouver, B.C. The MMI soil samples were analyzed using the proprietary method of XRAL Laboratories, a division of SGS Canada Inc., of Toronto, Ontario.

To date, this mineralized structure has only been explored for 150 metres along strike and 100 metres down dip. Additional drilling is recommended along strike and down dip to locate higher grade and thicker mineralized horizons. There are several untested soil geochemical anomalies elsewhere on the property that remain highly attractive drill targets. Recommended future work on the Swannell and adjoining Ingenika Properties includes a study to determine glacial ice direction in order to locate the source area of the base metal soil anomalies.

3.3.7 LJ Property

The LJ Property, which covers 800 hectares and encompasses three mineral claims (32 units), is located 35 kilometres north northeast of Revelstoke (Latitude: 51°17', Longitude: 118°02', NTS: 82M/08E).

In November 2000, the Issuer staked 3 claims which cover the Locojo prospect, an attractive zinc, lead, silver discovery that was found below a receding glacier by government geologists during a regional mapping program in 1996.

In August 2001, the Issuer completed a program of geological mapping and rock chip channel sampling on the property. The LJ claims are underlain by the Lower Cambrian-aged Badshot Formation and the Cambrian-aged Index Formation. The Badshot Formation consists of white, light grey and medium grey marble, which is locally dolomitic. The thickness of the Badshot Formation varies from a few metres to 300 metres. The Index Formation consists of graphitic phyllite, dark grey to black calcareous phyllite and minor dark grey limestone. The Locojo mineralization consists of laminated and folded pyrrhotite, sphalerite and pyrite horizons and lenses of galena-arsenopyrite in the black siliceous units within the phyllites of the Index Formation and is located along a north-south thrust fault. The mineralization strikes 160 degrees, dips east at 35 to 40 degrees, and plunges approximately 20 degrees to the south.

While mapping, two rock channel samples were collected with assays of 5.90% zinc, 4.56% lead and 3.8g/t silver over a 2.5 metre width and 1.39% zinc, 0.41% lead and 1.4g/t silver over 1.5 metres. The Issuer will complete a geological review of the property before any further work is recommended.

A program of prospecting, geological mapping and rock sampling was completed on the LJ Property in September, 2002. The program was successful with the discovery of over fifty base metal bearing pyrite boulders below a remnant ice lobe at the headwaters of McKinnon Creek. The massive sulphide boulders consist of brecciated pyrite separated by a random three-dimensional net of galena and sphalerite. Six boulders, ranging in size from 30 cm to 60 cm in diameter, were sampled over a 200 metre area. The analytical results from these six samples are tabulated below:

Sample No.	Zinc (%)	Lead (%)	Silver (ppm)
203415	15.21	10.36	15.3
203416	18.00	13.11	8.7
203417	13.95	20.33	15.9
203418	14.67	11.12	9.5
203419	1.17	11.12	5.1
203420	18.00	7.70	5.2

Work was conducted under the supervision of the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

Future exploration programs are being planned for 2003 to include additional geological mapping, prospecting and rock sampling.

3.3.8 Wasi Creek Property

The Wasi Creek Property, which is located on the south side of the Osilinka River some 150 kilometres northwest of Mackenzie, B.C. and 43 kilometres north-northwest of Germansen Landing (Latitude: 56°07', Longitude: 125°01', NTS: 94C/03E), is accessible by road and is in the vicinity of the power transmission line to the Kemess Mine.

This 100% held property, comprised of 11 claims (66 units) and encompassing 1,650 hectares, was acquired by staking in July 2000. The claims cover areas of historic trenching of zinc, lead and silver mineralization in the Cambrian-aged Atan Group dolomite and limestone. While staking, an eight metre channel sample was taken across a gossan exposed in a road cut and graded 2.46% zinc and 8.2g/t silver.

In June 2001, a reconnaissance prospecting program identified old hand trenches. The Issuer re-excavated one of these trenches, exposing sphalerite, galena and pyrite mineralization hosted by light grey dolomite and breccia. The weighted average of a 5.0 metre rock chip channel sample was 5.05% zinc, 0.75% lead and 21.7g/t silver. The rock samples were analyzed by ALS Chemex using 32 element ICP and fire assay.

In a follow-up program, the area of old hand trenching, which had been reopened earlier this year, was expanded from 5 to 10 metres exposing sphalerite, pyrite and galena mineralization hosted by light grey dolomite and breccia. The weighted average of the 10 metre rock chip channel sample was 5.01% zinc, 0.89% lead and 18.0 g/t silver. The base metal mineralization is still open at both ends of the trench.

An additional geological review was completed on and around the property using B.C. government regional mapping and stream sediment sampling programs and reports. As a result of this compilation, an additional 10 claims, covering 46 units, were staked adjoining the Wasi Creek Property on the south side. This area covers the drainages that are highly anomalous in base metals and an important volcanic-carbonate horizon for possible base metal deposition.

In July 2002, a reconnaissance soil sampling program was completed in the drainage basin. The soil sampling identified several areas which are highly anomalous in zinc, lead, silver and barium. The data has been reviewed and the next phase of exploration is being planned.

Work was conducted under the supervision of the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

3.3.9 End Lake Property

The End Lake Property, located on the north side of the Osilinka River some 148 kilometres northwest of Mackenzie, B.C. and 48 kilometres north-northwest of Germansen Landing, comprises one mineral claim (20 units) over 500 hectares (Latitude: 56°10', Longitude: 124°55', NTS: 94C/02W). The property, which is 100% held by the Issuer, is road accessible and is in the vicinity of the power transmission line to the Kemess Mine. The claim was acquired by staking in July 2000 over the old Childhood Dream zinc, lead and silver showing,

The claims, situated within the Monashee Complex along the western margin of the Frenchman Cap Dome, cover carbonatite intrusives emplaced in Proterozoic calcareous sediments of the Shuswap Metamorphic Complex. The region has been mapped by the Geological Survey of Canada. The tantalum/niobium-bearing carbonatite, which has been traced for three kilometres of the 12 kilometre length of the claims, ranges in thickness from 20 to 200 metres and dips shallowly to the southwest.

During the 1980's, the property was examined by two companies: Duval International Corporation ("Duval) and Teck Explorations Limited ("Teck"). Duval, which completed geological mapping and geochemical sampling of soils and rock outcrop in 1983, found highly anomalous levels of niobium, cerium and lanthanum over the carbonatite unit in the soil sampling. The reconnaissance rock samples collected during mapping were all highly anomalous in tantalum, niobium, cerium, lanthanum and neodymium, with highest values of 72 ppm tantalum, 2,400 ppm niobium, 9,890 ppm cerium, 6,965 ppm lanthanum and 330 ppm neodymium.

In 1988, Teck completed stream silt sampling, magnetometer and spectrometer/scintillometer geophysical surveying, excavator trenching and rock sampling of the trenches. The best niobium value of the trenches was 55 metres grading 0.19% niobium oxide (Nb_2O_5). The average grade of the carbonatite from all the trenching is 0.13% Nb_2O_5. The samples were all anomalous in cerium and lanthanum, but the results were not plotted on the trench plans. The samples were not analyzed for tantalum or neodymium.

Tantalum is used primarily in the production of electrical capacitors for end use in high growth sectors, such as portable telephones, personal computers, pagers and automotive electronic systems. It is also consumed as super-alloys for the aircraft industry; as tantalum carbide in the metal cutting industry; and, as corrosion resistant material for equipment in the chemical processing industry. Niobium (also known as columbium) is consumed in the form of ferrocolumbium by the steel industry, and columbium alloys and metal by the aerospace industry. Use of rare earths continues to be strong for application in areas such as automotive catalytic converters, permanent magnets and rechargeable batteries.

In June 2001, the Issuer rehabilitated eight kilometres of secondary logging road and trenched 346 metres, over four trenches, of the prospective carbonatite unit. Of the 346 metres, 276.8 metres of trenching was completed in the carbonatite unit and 69.2 metres completed in the gneiss host rock on either side of the carbonatite and in some minor cross-cutting quartz-feldspar pegmatite dykes.

The width of the carbonatite in each trench and the weighted averages of the results of rock chip channel samples of the carbonatite, not including the gneiss and minor pegmatite dykes, are as follows:

Trench #	Carbonatite width (m)	Ta_2O_5 Tantalum Pentoxide (ppm)	Nb_2O_5 Niobium Pentoxide (ppm)	La_2O_3 Lanthanum Trioxide (ppm)	Ce_2O_5 Cerium Pentoxide (ppm)	Nd_2O_3 Neodymium Trioxide (ppm)
MT-01-1	50.8	30.0	1411.9	424.1	832.3	325.0
MT-01-2	50.0	28.0	950.7	52.0	536.5	232.4
MT-01-3	56.0	34.6	1063.9	310.1	595.1	255.6
MT-01-4	120.0	37.8	1659.2	451.0	834.8	336.5

The weighted average of the 276.8 metres of carbonatite trenched is 34.0 ppm Ta_2O_5; 1365.4 ppm Nb_2O_5; 345.5 ppm La_2O_3; 732.0 ppm Ce_2O_5; and 299.2 ppm Nd_2O_3. Samples were analyzed by Activation Laboratories Ltd., in Ancaster, Ontario, using XRF (X-Ray Fluorescence) for niobium and INAA (Instrumental Neutron Activation) for tantalum and 34 other elements. Check assays were carried out at Teck Cominco Exploration Resource Laboratory in Vancouver, B.C.

The four trenches covered 410 metres of strike length with the widest carbonatite (120 metres) and highest grade interval exposed in the most southern trench, MT-01-4. The carbonatite, which has a consistent 330 degree strike and 35 degree dip to the west, is open in all directions. This consistency in width and dip lends itself to possible open pit exploitation.

Subsequent to the trenching program carried out in June 2001, the Issuer initiated geological mapping, sampling and additional staking programs to explore the 12 kilometre length of the carbonatite horizon covered by its mineral claims. The geological mapping program verified a three kilometre long strike length of the exposed intrusive carbonatite, the host for the tantalum, niobium and rare earth elements. A rock channel sampling program, completed in early October, focused on the area approximately one kilometre north of the trenches. The sampling was completed by using a rock saw to complete a cut-channel sample for a continuous 35 metres across the exposed carbonatite and assayed 26.7 ppm Ta_2O_5, 812.1 ppm Nb_2O_5, 283.5 ppm La_2O_3, 607.7 ppm Ce_2O_5 and 261.6 ppm Nd_2O_3.

In the fall of 2001, the Issuer staked 17 additional one unit claims to cover the strike and down dip projection of the extrusive carbonatite horizon.

In early 2002, petrographic and metallurgical work was conducted by the University of British Columbia to identify the mineralogy and to determine the recoverability of niobium, tantalum and rare earth elements. The studies have identified that the niobium and tantalum elements are associated with the minerals columbite and ilemenite, a titanium oxide. The majority of the rare earth elements, cerium lanthanum and neodymium, are associated with the mineral apatite which preliminary concentrating test work indicates that that apatite is liberated at coarse grain size. The test work indicates that gravity concentration (heavy liquid) of the -48 and +100 mesh fraction, grading 3.7% P_2O_5, followed by magnetic separation produced a concentrate grading 43.7% P_2O_5 with 95% apatite recovery. Simplified, the preliminary concentrating test work indicates that the apatite, which contains the majority of the rare earth elements, is liberated at a coarse fraction size and is easily recoverable and the product is a high grade P_2O_5 concentrate.

Field work was conducted under the supervision of the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo.

No work was conducted on the property in 2002 and none is planned for 2003. The Issuer is seeking joint venture participation to fund further work on this property.

OTHER PROJECTS – ONTARIO

3.3.11 Currie-Bowman Property

The Currie-Bowman Property is located 54 kilometres east of Timmins in the Bowman and Currie Townships (Latitude: 48°29', Longitude: 80°34', NTS: 42A/7, 8, 9, 10). The property comprises 2,144 hectares and encompasses 30 unpatented claims (134 claim units). Highway 101, the main road from Timmins to the east and south, follows the northern boundary of the two townships and joins the Trans-Canada Highway 11, just west of the village of Matheson in the northeast corner of Bowman Township. The property can be reached by several all season gravel roads which run south from Highway 101 along township and lot lines. Old lumber and drill roads within the claims provide access for all-terrain vehicles and snow machines.

The Issuer holds a 40% interest in the 134 unpatented claim units, with Echo Bay Mines Ltd. ("Echo Bay") holding the remainder. The property, which is subject to NSRs ranging from 1% to 3%, was optioned to Falconbridge in January 1995. In October 1996, Falconbridge earned a 50% interest in the property and provided notice of its interest to exercise its right to earn a further 10% interest therein, for a total of 60%. In December 1998, Falconbridge assigned its interest in the property to Echo Bay. Echo Bay spent the remaining $50,000 required to earn the additional 10% and an additional $500,000 to earn all of Falconbridge's 60% interest, subject to certain back-in and exploration rights on base metals. In consideration of the Issuer waiving its first right of refusal under its agreement with Falconbridge, the Issuer was not required to make joint venture contributions while Echo Bay expended the additional $500,000 necessary to earn-in. This allowed the Issuer to maintain its 40% interest in the Property without having to make any financial contributions. In March 2002, Echo Bay completed the earn-in of its interest and a joint venture was formed between the Issuer and Echo Bay, with Echo Bay as operator.

Due to lack of outcrop, most of the geology of the Currie-Bowman Property has been interpreted from historical drill core. The Currie-Bowman target stratigraphy is the Marker Horizon and is interpreted to be a belt of felsic to intermediate volcanics with associated intrusive rocks and lesser wacke to argillitic sedimentary rocks that occur at the contact between the major Kinojevis group (tholeiitic mafic volcanic rocks) and Stoughton-Roquemaure group (komatiitic, mafic-felsic volcanic rocks). This rock sequence coincides with a strong regional lineament (BRIM Lineament) located approximately 12 kilometres south of the major Destor-Porcupine Fault. The rock sequence trends east-northeast along a major geophysical feature from Sheraton Township for 40 kilometres through Bond, Currie, Bowman and Hislop Townships. Seven linear clusters of strong airborne INPUT conductors are spaced at 4 to 8 kilometre intervals along the target stratigraphy, two of which are associated with known base metal sulphide occurrences: the Seaway Pb-Zn prospect in Bond Township and the Tillex Cu Deposit in Currie Township. The Marker Horizon has a U-Pb age of 2,706+/- 2 Ma and is time-equivalent to the Kamiskotia complex in the Timmins area.

The Quaternary cover in the Currie-Bowman area consists of five distinct units beginning with two older tills with associated sediments overlain by fossiliferous nonglacial Owl Creek beds followed by the Matheson Till and finally the glaciolacustrine clays and silts of the Barlow-Ojibway Formation. This formation, which provided most of the soil samples for enzyme leach geochemical analysis, grades upwards from proximal rhythmites composed of silt and sand into distal rhythmites composed of clay and silt. This formation was deposited in proglacial Lake Barlow-Ojibway as the ice retreated approximately 9,000 years ago.

The Falconbridge program was not successful in identifying any significant signs of VMS mineralized systems but did uncover a zone with some potential for gold. In the area of Grid B in Currie Township, a zone of sheared, sericitized feldspar porphyry mineralized with up to 10% pyrite in disseminations and laminae, and with associated minor sphalerite blebs in quartz-carbonate veinlets was found to carry interesting values of Au, Ag with minor associated Zn. Best values were found in hole CUR32-2 which carried 3.5 g/t Au, 14 g/t Ag and 0.31% Zn over 2.25 metres at a depth of 222 metres.

Because of the Quaternary cover, the area of the claims saw little significant activity during the earlier days of gold exploration in the Timmins area. Following the discovery of the Kidd Creek base metal massive sulphide deposit north of Timmins in the 1960s, however, the renewed interest in the region led to airborne geophysical surveys and ground exploration follow-up over much of the region including Currie and Bowman Townships, where a narrow, east-west trending belt of felsic metavolcanics was known to exist from earlier work. In the mid 1970s, the Tillex Syndicate discovered a small copper deposit in the central part of Currie Township near the boundary with Bowman Township and since then a number of companies have explored along the extensions of this felsic metavolcanic belt.

The following is a summary of significant exploration on the Currie-Bowman Property and immediately surrounding area.

Year	Companies/Individuals	Work Performed
1967	Selco Exploration Ltd.	Drilling (1 hole)
1973-75	Derry, Michener & Booth	Ground geophysics, geology & overburden drilling
1974-75	Tillex Syndicate	Drilling (31 holes)
1976	Falconbridge Nickel Mines Limited	Ground magnetic & EM surveys
1977	Falconbridge Nickel Mines Limited	Ground EM surveys (HLEM)
1980-81	Asarco Exploration Company	Drilling (9 overburden holes) & diamond drilling (2 holes)
1981-82	Westmin Resources Ltd.	Ground magnetics
1982	Kidd Creek Mines Ltd.	Airborne geophysical survey
1983	OGS	Combined INPUT-EM & magnetometer survey
1984	Asarco Exploration Company	Drilling (1 hole)
1985	Kidd Creek Mines Ltd.	Overburden drilling (49 holes)
1985	Noranda Exploration Co.	Ground magnetics, HLEM & VLF surveys
1986	Cominco	Linecutting, ground geophysics & diamond drilling
1988-90	Cross Lake Minerals Ltd.	Whole rock geochemical study & geological mapping
1989	Westmin Resources	Drilling (1 hole)
1990-91	Granges Inc.	Linecutting, ground geophysics & diamond drilling (4 holes)
1995-96	Falconbridge Limited	Geophysics, soils geochemistry & diamond drilling
1998-2001	Echo Bay Mines Ltd.	Geophysics & diamond drilling
2002	Echo Bay Mines Ltd.	Diamond drilling (4 holes)

Between January 1995 and December 1996, Falconbridge carried out a major program of geophysics, soil geochemistry and diamond drilling on the Currie-Bowman Property at a total cost of some $679,000. Grid lines were cut over all claims containing airborne INPUT conductors as well as those interpreted to be underlain by the target stratigraphic sequence, and total field magnetic and HLEM surveys completed on all lines. Soil samples (subsequently treated to enzyme leach analysis) were collected over all grid areas with EM anomalies to try to focus the next phase of exploration. More detailed grids were cut in 6 areas and a number of different surveys were used on several targets, including Moving Loop Pulse EM, In-Loop Time Domain EM and IP methods. Some of the drill holes were also surveyed by downhole Pulse EM methods. A total of 4,411 metres of diamond drilling in 16 holes was completed in three separate programs to test the targets identified by the ground geophysical and geochemical surveys. In general, no significant base metal mineralization was found to be associated with the coincident EM and enzyme leach anomalies. It was concluded that the enzyme leach technique may not be totally effective in thick glaciolacustrine overburden, despite the fact that an orientation survey identified base metal anomalies over the known Tillex deposit nearby. The depth and locally conductive nature of the overburden in the area also rendered some of the EM surveys ineffective but the IP method was considered to have identified some bedrock features.

In December 1998, Echo Bay carried out its initial program of IP surveying, followed by diamond drilling. Five holes totalling 1,549 metres were completed, with results as follows:

Drill Hole	Interval		Length (m)	Au (g/t)	Ag (g/t)	Zn (%)
	From	To				
CB-01	159.9	161.8	1.9	0.91	-	-
	165.8	170.0	4.2	0.64	-	-
CB-02	167.3	169.3	2.0	1.78	44.4	0.86
	187.3	201.0	13.7	0.89	18.3	0.85
incl.	187.3	191.7	4.4	2.25	24.0	2.40
CB-03	121.8	154.9	No significant assays			
CB-04	338.1	357.0	18.9	2.08	18.5	0.54
incl.	349.0	357.0	8.0	3.40	13.7	0.58
CB-05	237.0	248.3	11.3	0.29	-	-

In November 1999, 24 claim units in Currie and Bowman Townships were acquired under an option to earn either a 50% or 65% interest from Expatriate Resources Ltd. As these units formed part of the property, the Issuer could earn either a 20% or 26% interest therein. In April 2002, Echo Bay advised that the option on these 24 units had been terminated.

Early in 2000, Echo Bay carried out a five hole, 1,652 metre diamond drill program. Three holes, CB-06, 07 and 08, were drilled in the Grindstone Creek Zone to follow up on the previously drilled hole CB-04 which intersected 2.08g/t gold, 18.5g/t silver and 0.54% zinc over 18.9 metres. All three holes intersected the favorable horizon consisting of heavy pyrite mineralization with strong sericite alteration. The most significant results were in hole CB-07 which returned values of 3.95g/t gold, 132g/t silver and 3.0% zinc over 2.1 metres, from 271.9-274.0 metres on the hangingwall side of a diabase dyke, and 2.6g/t gold, 8.2g/t silver and 0.19% zinc over 5.05 metres, from 315.75-320.8 metres on the footwall side. Two holes, CB-09 and CB-10, drilled to the west of the Grindstone Creek Zone on two separate IP targets, failed to intersect anomalous gold values or Grindstone Creek type alteration or mineralization. A borehole Pulse EM survey identified drill targets in the Grindstone Creek Zone to depth and an IP survey, carried out in March 2001, identified drill targets east of the Zone.

Echo Bay completed four holes totaling 1,311 metres in early 2002. Hole CB-13 tested a possible steeply westerly plunge of the mineralization intersected in hole CB-04 but only intersected background gold values. Holes CB-14, 15 and 16 tested the eastern extension of the Grindstone Creek Zone. Holes CB-14 and 15 intersected the mineralized horizon but only intersected anomalous zinc and silver values with background gold values. Hole CB-16, the easternmost hole, intersected anomalous gold, silver and zinc values. This drilling has indicated that the alteration and base metal and gold values extend a minimum of 600 metres to east, with an IP response which can be traced for an additional 3.3 kilometres to the east.

Since Echo Bay has completed the earn-in portion of its interest, a joint venture between the Issuer and Echo Bay has been formed, with Echo Bay, now Kinross as a result of a recent business combination, as the operator. Kinross will be reviewing the project data with the view to determining the future course of exploration work.

3.3.12 Night Hawk Lake Joint Venture Property

The Night Hawk Lake Joint Venture ("NHLJV") is located 41 kilometres east of Timmins in the Macklem, Bond, Currie, Sheraton and Thomas Townships (Latitude: 48°27', Longitude:

80°45', NTS: 42A/7, 10). The property, which comprises 6,224 hectares and encompasses 74 unpatented claims (371 claim units), extends eastward for some 24 kilometres from the eastern shore of Night Hawk Lake in Macklem Township to the western edge of Bowman Township.

Access can be gained to the western parts of the claim group by minor roads branching from the Gibson Lake road which leads south from Highway 101 some 35 kilometres east of Timmins. Access to claims in the southeastern part of Bond Township can be made from Highway 101 at the northern edge of Bond Township. A secondary road heads south for about eight kilometres from a point about 1.5 kilometres west of Shillington. During the summer, boat access can be gained via Moose Lake, and by snowmobile in the winter. Access to claims in Currie Township can be gained from a number of roads leading south from Highway 101 between Matheson and Shillington.

A hydroelectric power line and natural gas pipeline parallel the highway. Fresh water, aggregate for concrete backfill and ballast are readily available in the area.

The nearby city of Timmins provides a source of experienced mining, milling and exploration personnel, as well as mining equipment sales and service outlets.

The NHLJV is held by the Issuer, East West and Golden Dragon (collectively, the "Partners") on a 40-40-20 basis, respectively. The Issuer took over as operator in November 2000 when the current Partners acquired Repadre previously held 60% interest on a pro-rata basis. As consideration, Repadre was granted a 2.5% NSR on the property. The Partners will have a one time right, at their option, to reduce the NSR royalty to 1.0% with the payment to Repadre of $1.5 million. Repadre's interest had been acquired via a merger with Golden Knight Resource Inc. ("Golden Knight") in April 1999.

In addition, the property is subject to the following NSRs:

Township	Property	Royalty	Agreement	Buy Back
Bond, Sheraton	7 claims (48 units)	3% NSR in favour of 113 Corporate Ventures Ltd.	Dec 15, 1995 and amended May 3, 1996 between CRN and 113 Corporate Ventures Ltd.	$1,000,000 for 2%; right of first refusal on 1%
Macklem	2 claims (24 units)	2% NSR in favour of 113 Corporate Ventures Ltd.	Dec 15, 1995 and amended May 3, 1996 between EWR and 113 Corporate Ventures Ltd.	$1,000,000 for 1%; right of first refusal on 1%
Macklem	3 claims (35 units)	2% NSR in favour of Pierre Maillet (90%) and Robert Rousseau (10%).	Jan 12, 1996 and amended May 3, 1996 between CGG and Pierre Maillet (90%) and Robert Rousseau (10%).	$1,000,000 for 1%; right of first refusal on 1%
Bond	3 claims (7 units)	2% NSR in favour of Denis LaForest (50%), Pierre Maillet (25%) and Raymond Richard (25%)	Jan 21, 1997 between CRN and Denis LaForest (50%), Pierre Maillet (25%) and Raymond Richard (25%).	$1,000,000 for 1%; right of first refusal on 1%
Sheraton	1 claim (4 units)	2% NSR in favour of Denis LaForest (33.33%), Denis Morin (33.33%) and Jacques Robert (33.34%).	Jan 31, 1997 between CRN and Denis LaForest (33.33%), Denis Morin (33.33%) and Jacques Robert (33.34%).	$1,000,000 for 1%; right of first refusal on 1%
Sheraton	4 claims (14 units)	3% NSR in favour of Larry Gervais (85%) and Donald Gervais (15%)	Sheraton Lake Property: Feb 3, 1997 between CRN (40%), EWR (40%), CGG (20%) and Larry Gervais (85%) and Donald Gervais (15%)	$1,000,000 for 1%; right of first refusal on 2%

Township	Property	Royalty	Agreement	Buy Back
Bond, Currie, Macklem, Sheraton, Thomas	74 claims (371 units),	2.5% NSR in favour of Repadre Capital Corporation	Nov 6, 2000 between CRN (40%), EWR (40%), CGG (20%) and Repadre Capital Corporation	$1,500,000 for 1.5%

In October 2001, the Partners announced that business terms had been agreed to, in principle, with Falconbridge whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in 347 claim units on the property located approximately 28 kilometres southeast of Falconbridge's concentrator and smelter complex. Falconbridge would earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 20% interest would be earned by Falconbridge completing a feasibility study and agreeing to finance 100% of pre-production costs.

It was announced in April 2002 that the agreement with Falconbridge had been amended whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production. The formal agreement was signed July 19, 2002.

The Sheraton-Timmins and NHLJV Properties are located within the 2,750 to 2,670 Ma – old Archean Abitibi Subprovince in the central Superior Province.

The Abitibi Subprovince is dominated by metavolcanic and metasedimentary assemblages and granitoid intrusive rocks. Komatiitic, tholeiitic and calc-alkaline rocks formed in oceanic settings between 2,750 and 2,700 Ma, but mainly in the interval 2,720 to 2,700 Ma; turbidite-dominated assemblages formed between 2,700 and 2,680 Ma; and alkalic volcanic rocks and fluvial-alluvial sediments formed between 2,680 and 2,670 Ma ago. Granitoid intrusive rocks include 2,740 to 2,690 Ma old tonalite-trondjhemite-granodiorite batholiths; smaller 2,700 to 2,680 Ma old granodiorite intrusions and 2,690 to 2,670 Ma old syenite intrusions.

The sinuous east-west trending Destor-Porcupine fault zone is an important structure which appears to have controlled the deposition of the 'Temiskaming' fluvial-alluvial sediments, as well as the distribution of the area's most important gold deposits. Some gold deposits are associated with east-northeast trending 'splays' from the Destor-Porcupine fault.

Pyke (1982) defined a regional stratigraphy in the Timmins area based on the recognition of a number of volcanic cycles. A suite of calc-alkalic felsic to intermediate volcanic and sedimentary rocks (the Marker Horizon, MERQ-OGS) separates the Stoughton-Roquemaure and Kinojevis groups in Currie and Bowman Townships, and is now inferred to be equivalent to Middle Tisdale rocks in the Timmins area. Unfortunately there is very little outcrop in the area of the Issuer's properties east of Night Hawk Lake, but drill hole data indicate the presence of felsic and intermediate calc-alkaline rocks which may correlate with this unit. Rocks in this area have been termed the Watabeag Assemblage by Jackson and Fyon who infer from regional evidence that their age is likely between 2,705 and 2,698 million years, simplified from Pyke (1982) and MERQ-OGS (1983), shows the distribution of the Marker Horizon and equivalent units underlying the Issuer's properties in the NHLJV, Sheraton-Timmins and Currie-Bowman areas.

The Vipond "99 unit" of the Middle Tisdale Group has been dated as 2,707 million years (Ayer et al., 1997); the Marker Horizon in Currie Township has been dated as 2,706 +/-2 million years; and the belt of "Upper Tisdale" rocks south of the Shaw Dome in Douglas Township as 2,703 (Corfu, 1993 and references therein). Hence it seems likely that the calc-alkaline volcanic rocks underlying much of the NHLJV area are correlative with similar units in the Middle Tisdale Group. This assemblage is a significant host to gold mineralization in the Timmins area, and to small base metal deposits in the Currie-Bowman area. Ongoing work by the OGS is attempting to refine the chemistry, ages and correlation of these units in the subject area (Ayer et al., 1997).

North-striking diabase dykes of the Matachewan swarm are numerous, particularly in the eastern part of Sheraton Township. Many of these are non-magnetic. Strongly magnetic, east-northeast trending Keeweenawan diabase dykes are parallel to significant gold bearing structures.

Rocks of the Middle Tisdale Group host significant gold mineralization in the Timmins area. The Timmins area also contains some significant base metal deposits, with which the Cross Lake discovery has been compared. The Kidd Creek Zn-Cu-Ag VMS deposit is located in the 2,715 Ma old Kidd-Munro Assemblage; the Kamiskotia Assemblage, dated as 2,705 Ma (Barrie and Davis, 1990), hosts a number of base metal deposits in calc-alkaline high silica rhyolites within a sequence dominated by tholeiitic mafic volcanics. The geological setting of the Cross Lake deposit within a thick sequence of felsic to intermediate volcanic and volcaniclastic rocks differs from both Kidd Creek and Kamiskotia, although it may be the same age as the latter. At both Kidd Creek and Kamiskotia, the base metal deposits are associated with highly evolved rhyolites. Preliminary partial analysis of the chemistry of the rhyolitic rocks at Sheraton Township by Bowen (personal communication, December 1997) suggests that they are primitive with low contents of high field strength elements (Zr, Hf, Y, HREE). These are distinct from those at Kidd Creek and Kamiskotia. The chemistry of some mafic rocks from the Cross Lake Zone, however, is similar to that of mafic rocks at Kidd Creek and Kamiskotia.

Another type of mineralization in the Timmins camp, which may be pertinent to the Sheraton Lake Zone is the porphyry copper deposit hosted by the Pearl Lake Porphyry. Pyke (1982) cites a reserve of 8 million tons exceeding a cut-off grade of 0.7% Cu, within a potential resource of 80 million tons.

Two uneconomic base metal mineral deposits have previously been discovered close to the NHLJV Property: the Tillex copper deposit, and the Seaway zinc showing, both described in an earlier section of this report. In addition, the Queenston-Strike Cu-Zn-Ag deposit, which is located in Robertson Township some 30 kilometres to the south of the Cross Lake Zone, may also be in the same sequence, but correlation is less certain. Queenston intersected massive pyrite containing sphalerite and chalcopyrite over short intervals, including:

Hole #	Cu (%)	Zn (%)	Thickness (metres)
90-3	1.90	0.83	4.5
90-4	0.93	5.17	4.3

The mineralization is described as VMS overlying a broad zone of stringer sulphides in silicified and chloritic basalt. Queenston noted that zinc mineralization was associated with the siliceous alteration, while copper was more prominent in chloritic altered zones.

Several gold showings have been reported: Laird (1931) described the Reid gold showing in Conc. 2, lots 5 and 6, Currie Township. Gold values of up to 0.21 oz/ton Au were returned from silicified pillow lavas. Small quantities of sphalerite, chalcopyrite and iron sulphides were also noted. Laird also reported on the Anderson gold discovery in Conc. 6, lot 6, Currie Township. Here, spectacular gold mineralization was found to be associated with a feldspar porphyry dyke, with sphalerite, chalcopyrite, galena, bornite and garnet. In Sheraton Township, the J.P. Roy gold showing, was reported by Berry (1940) in lots 3 and 4, Con 6. Berry collected a sample of pyrite-bearing quartz stringers in greenstone which assayed 0.32 oz/ton Au.

Previous work in Currie Township has focused on felsic volcanics and graphitic metasedimentary rocks of the Marker Horizon (see following section on Regional Geology) and upon the intercalated felsic and mafic volcanic rocks of the Stoughton-Roquemaure Group to the north. Mining claims of the NHLJV in Currie Township are underlain by the latter, immediately north of the Issuer's Currie-Bowman Property which covers the Marker Horizon. The most comprehensive work previously undertaken on the NHLJV claims in Currie Township is that of Chevron Canada Resources Ltd. (Chevron) in Concessions 3 to 6, Lots 7-11, between 1985 and 1987, following the discovery of gold grains by OGS in its sonic drill hole number 84-28.

In 1985 Chevron conducted 22.25 line kilometres of ground magnetic surveys in concessions 3 to 4, lots 7 to 10, and completed a single diamond drill hole in Concession 4, lot 8, about 1,000 metres southwest of Grassy Lake. The hole intersected feldspar porphyry, chlorite-carbonate schist, mafic tuff and chlorite schist. No assays are reported. Chevron went on to complete additional ground geophysical surveys, two reverse circulation drill programs, and nine diamond drill holes for a total of 3,396 metres during 1986 and '87. In December 1986 Chevron drilled 19 RC holes to test for gold values up-ice from previously drilled anomalies. A second group of nineteen RC holes totaling 2,531 ft. was drilled to test a possible gold source along the southern part of the property where sheared and altered bedrock had been previously recognized. Two IP surveys were conducted from October 1986 to January 1987, totaling 37.5 line kilometres. Follow-up of three IP anomalies was recommended, and one of these was tested by hole CU87-1, which is reported to have missed the target. Holes 86-1, 86-2, 87-2 and 87-3 were designed to test for bedrock sources of gold anomalies found by the RC drilling. Holes 86-4 to -7 tested the gold potential of the shear zone in the southern part of Chevron's claims.

The best results were in Hole CU87-4 which intersected a mafic dyke and feldspar porphyry intruding chlorite-sericite schist and crystal tuff. A value of 1.9 g/t Au over a core length of 0.4 metres was obtained, and 0.37 g/t Au over a core length of 2 metres in quartz-carbonate-tourmaline veins in a sheared feldspar porphyry. Elevated gold values are spatially associated with sericite and carbonate alteration, minor silicification and feldspar porphyry bodies. Additional IP surveys were recommended to cover the rest of the area containing anomalous gold, and diamond drilling. Other exploration work performed on the NHLJV and Currie-Bowman Properties is summarized below.

Year	Companies/Individuals	Work Performed
1973-75	Derry, Michener & Booth	Ground geophysics, geology & overburden drilling (70 holes)
1974-75	Tillex Syndicate	Drilling
1976	Ingamar Exploration Ltd.	Airborne radiometric survey

Year	Companies/Individuals	Work Performed
1976	Falconbridge Nickel Mines Limited	Ground magnetic & EM surveys
1977	Falconbridge	Ground EM surveys (HLEM)
1980-81	Asarco	Drilling (9 overburden holes) & diamond drilling (4 holes)
1981-82	Westmin	Ground magnetic surveys
1981-83	Ontario Paper Company (Papont Resources Inc)	Geological & ground magnetic & EM surveys
1982	Kidd Creek Mines Ltd.	Airborne geophysical survey
1983	OGS	INPUT magnetometer survey
1984	Asarco	Ground magnetometer survey
1985	Kidd Creek Mines Ltd.	Overburden drilling (49 holes)
1986	Cominco Ltd.	Ground geophysics & diamond drilling (1 hole)
1988-90	Cross Lake Minerals Ltd.	Whole rock geochemical study, geological mapping & magnetic, Max-Min & IP surveys
1990-91	Granges Inc.	Linecutting, ground geophysics, diamond drilling (4 holes) & geophysical surveys

Very little previous exploration work is reported for the southeastern portion of Macklem Township covered by the current NHLJV claims. The only reported work compiled by Hunt and Maharaj (1980) is a ground magnetic survey by Blackhawk-Porcupine Mines Ltd. in 1946; and geological work by J. Brisson and by Porcupine McNabb Gold Mines Ltd. in 1938. Most work reported in Macklem Township is in the northwestern area where a number of gold mines are located along the Night Hawk Lake Fault.

Leahy (1971) described a magnetometer survey by Black Hawk Porcupine Mines Limited in 1946, 300 metres north of the Thomas Township line, and 3,000 metres west of Gibson Lake. He reports that eight drill holes are recorded, but it is not clear whether these were proposed or actually drilled. The area is underlain by tuffs, massive lavas and fragmentals, strongly carbonated and sheared in a northwesterly direction. Leahy also described the Porcupine McNabb Property some 1,500 metres west northwest of the Black Hawk Porcupine Property. Gold was reported from myriad quartz stringers within carbonated mafic volcanics and volcanic breccia, cut by felsite dykes. Extensive drilling was done in 1938, as well as trenching and stripping on other parts of the property, but gold values were reportedly erratic, and bulk sampling returned only low gold values. Leahy found gold associated with iron carbonates.

A summary of work conducted is as follows:

Year	Companies/Individuals	Work Performed
1981 1983	Dome Exploration Ltd.	Ground magnetic & EM surveys Diamond drilling (16 holes)
1984	Livingstone Energy Corp.	Ground magnetic & VLF EM surveys
1985	United Kingdom Energy Inc.	Ground magnetic & VLF EM surveys on Long Lk Gold Prop. & diamond drilling (3 holes)
1986	Kidd Creek Mines Ltd.	Drilling on United Kingdom Prop

The Night Hawk JV's claims occupy the northeastern portion of Thomas Township. Work performed in this area prior to 1979 is recorded by Hunt and Maharaj (1980). A small amount of subsequent work is filed in MNDM's ERLIS database, summarized as follows:

Year	Companies/Individuals	Work Performed
1965	Markay Mining Corporation	Magnetic & EM surveys & diamond drilling (3 holes)
1983	Dome	Drilling (1 hole to 380 ft)
1971-72	Cominco Ltd.	Airborne EM & magnetic surveys
1971-77 1976	Noranda Explorations Ltd.	Ground magnetic & EM surveys Drilling EM anomaly
1983	Noranda	Drilling (1 hole to 1186 ft) & magnetometer survey
1986	B.A. Resources Ltd.	Ground magnetometer, mapping & prospecting survey over Joseph prop.

Work performed in Sheraton Township is summarized as follows:

Year	Companies/Individuals	Work Performed
1938	J.P Roy	Stripping & trenching
1960	Hollinger	Diamond drilling (5 holes) on Stairs prop.
1966	Selco Exploration Co. Ltd.	Drilling (1 hole)
1971-74	Cominco Ltd.	Aeromagnetic survey & combined EM-magnetic surveys & diamond drilling (3 holes)
1975	Ontario Paper Co. Ltd. & Geomont Exploration Co. Ltd.	Ground magnetic & IP surveys & geological work
1976	Ingamar Exploration Inc.	Airborne radiometric survey
1977	Noranda	Ground magnetic & EM surveys
1983	Johns Manville Canada	Ground magnetic & EM surveys
1983	Papont Resources Inc.	Geological & ground magnetic & EM surveys
1985	Unigold	Ground magnetic & HLEM, diamond drilling (6 holes)
1988	Ventex Energy Ltd.	Diamond drilling (3 holes)

Work performed in Bond Township is summarized as follows:

Year	Companies/Individuals	Work Performed
1966	Selco	Drilling (5 holes)
1971-72	Seaway Copper Mines Limited optioned by Republic Ores & Mining Corporation Limited	Ground magnetometer & HLEM surveys Diamond drilling (4 holes)

The initial work performed by the Issuer in the area now covered by the Night Hawk JV was focused on Currie and Bowman Townships. This area is west of, and along strike from, the Ross gold mine in Hislop Township, and close to the Tillex copper deposit and the Seaway zinc occurrence, within a belt of felsic volcanic rocks, previously thought to be time equivalents of the Kidd Creek Mine assemblage. Geochronological work has subsequently shown that this belt is in fact the time equivalent of the Tisdale and Kamiskotia assemblages.

In 1989 and 1990 the Issuer performed detailed ground geophysical surveys to define drill targets. The property was joint ventured with Granges Inc. which completed 6 diamond drill holes, three of which intersected copper and zinc mineralization in what was interpreted as a cherty exhalite. Granges returned the property to the Issuer. A modified claim group was optioned to Falconbridge in January 1995 (now held 60-40 by Echo Bay and the Issuer, respectively), and is described in the Currie-Bowman section of this report, Item 3.3.11.

In 1993 Golden Dragon staked 111 claims in Bond and Sheraton Townships. A 50% interest in these claims was given to the Issuer in settlement of a debt owed to the Issuer as a result of a previous joint venture. These claims cover the westward extension of the Marker

Horizon stratigraphy of Currie and Bowman Townships, the northward extension of the conductors identified in Sheraton Township, and the J.P. Roy gold showing.

Late in 1995 and early in 1996 a package of 41 claims in Currie, Bond, Macklem, Sheraton and Thomas Townships was assembled by the Issuer (40%), East West (40%) and Golden Dragon (20%), and optioned to Golden Knight. This land package constituted the NHLJV. The claims were thought to cover a major fault and porphyry system parallel to the Night Hawk Lake fault. Extensive IP and magnetic surveys ensued, followed by diamond drilling late in 1996. The results of this and subsequent programs are described below.

The NHLJV was formalized on October 28, 1996, with Golden Knight as the operator, until January 1, 2000, when Repadre took over as a result of the merging of the two companies. In November 2000, when the JV partners acquired Repadre's 60% interest, the Issuer became the operator.

SUMMARY OF EXPLORATION
NIGHT HAWK JV PROPERTY
1997-2000

Date	Location	Work Done	Remarks, Hole #s
Apr, 1996-Jan, 1997	Currie	Magnetics, IP	
Oct-Dec, 1996	Currie	Diamond drilling	C-96-01 to C-96-10
Feb-Apr, 1997	Currie	Diamond drilling	C-97-11 to C-97-12
Mar, 1996-Mar, 1997	Bond	Magnetics, IP	
Feb-Apr,1997	Bond	Diamond drilling	B-97-01 to B-97-08
Feb-May, 1997	Bond, Sheraton	Mag, IP	Incl. Sheraton Lake+ Driftwood Options, Cross Lake Zone
Aug 1996, Jan, 1997	Macklem	Magnetics, IP	
Feb-Apr,1997	Macklem	Diamond drilling	M-97-01 to M-97-02
April-May, 1997	Sheraton	Diamond drilling	SK-97-1 to SK-97-5
July-Dec, 1997	Sheraton Lake Zone	Diamond drilling	SK-97-6, 7, 12-15
	Cross Lake Zone	Diamond drilling	SK-97-08 to 10,
	Cross Lake Zone	Diamond drilling	SK-97-16 to 20
	North of Cross Lake Zone	Diamond drilling	SK-97-11
Feb-March, 1998	Sheraton Lake Zone	Diamond drilling	SK 98-21 to 23
	Bond	Diamond drilling	B-98-9
	SW of Cross Lake Zone	Diamond drilling	SK 98-24
Nov-Dec, 1998	West end of Cross Lake Zone	Diamond drilling	SK 98-25 to 27
Nov-Dec, 2000	West end of Cross Lake Zone; Sheraton Lake Zone	MMI soil sampling	

From 1997 to 2000, a total of 47 diamond drill holes had been completed on the NHLJV Property for a total of 15,026 metres, as well as 899 metres in four of the Issuer's holes which extended into the NHLJV Property from the adjacent Sheraton-Timmins Property.

The NHLJV's initial work was focused on Currie Township. Magnetic and IP surveys were performed over 54 line kilometres of grid in parts of concessions 4 and 5, lots 1 to 12 from April to June, 1996 (Daigle, 1996). A further 25.6 line kilometres of grid were surveyed by magnetometer in the fall of 1996 and another 16.9 line kilometres in January 1997. Varved clay overburden up to 75 metres thick reduced the effectiveness of the geophysical surveys, and some of the earlier IP survey was repeated with higher powered equipment. Ten diamond drill holes were completed from October to December, 1996 for a total of 2,663 metres (Daigle,1997a).

These were designed to test IP anomalies associated with northeast trending structures. Selected core was analyzed for gold by Swastika Laboratories of Swastika, Ontario. Some samples were tested for silver, copper, molybdenum, arsenic, nickel. Check analyses were performed on anomalous gold values. Results were disappointing, revealing only scattered elevated gold values over narrow widths. The best results are tabulated below:

Hole Number	Interval (metres)	Length (metres)	Gold (g/t)
C 96-01	116.0-117.0	1.0	1.02
C 96-02	176.5-177.0	0.5	1.661
C 96-07	107.0-107.4	0.4	39.45

The anomalous gold value in hole number C-96-01 occurred within sheared and chloritized felsic fragmental volcanic rocks containing stringers of pyrite and quartz with minor chalcopyrite and ankerite. The hole intersected mainly felsic fragmental rocks with minor mafic tuff and feldspar porphyry. Numerous lamprophyre dykes are recorded in the drill logs.

Mineralization in hole C-96-02 occurred in a 7 cm wide quartz vein, associated with tourmaline bands in a fractured, pale green feldspar porphyry. Much of the hole intersected quartz-feldspar porphyry, with minor rhyolite and mafic tuff, intruded by narrow syenite and lamprophyre dykes. Chlorite alteration, calcite veinlets, minor disseminated pyrite and chalcopyrite were noted.

Visible gold was noted in Hole C-96-07 in a quartz veinlet within a bleached, carbonated, pyritic section of mafic volcanic rock. Mafic volcanics are the dominant lithology intersected by this hole. Albitite dykes were seen in Hole C-96-08 at a vertical depth of 200 metres.

A few other isolated one metre intervals of elevated gold values (100 ppb to 500 ppb) were obtained in holes numbers 1, 2, 6, 7, 8 and 10.

The second drilling campaign of the NHLJV was concentrated in Bond Township, along strike from and to the west of the targets previously tested in Currie Township from February - April 1997. Twelve diamond drill holes were drilled in total: eight in Bond Township, two in Currie Township and two holes in Macklem Township.

A baseline oriented at 60 degrees was used to control all surveys in Bond and Sheraton Townships. IP, magnetic and EM surveys were completed from February to May, 1997 over different sections of the grid, including the Sheraton Lake Zone and Cross Lake Zone. In Bond Township, south of Moose Lake, Concessions 1 to 3, Lots 2 to 6 were surveyed by ground magnetic and IP methods in March and April 1996 and March 1997 (Daigle, 1997b). The magnetic survey appears simply to have defined ENE-trending and north-south trending diabase dykes.

Several IP anomalies were tested by diamond drill holes numbers B-97-1 to B-97-8 from February to April 1997. The IP anomalies were explained by the disseminated pyrite and pyrrhotite, especially where concentrations exceeded about 10% by volume (Bowen, 1997c). Numerous pyritic units were intersected within a sequence of felsic tuffs, lapilli tuffs, rhyolite and graphitic sediments. Other IP anomalies are interpreted to be caused by bedrock highs, and some are associated with diabase dykes. Minor amounts of sphalerite, galena and chalcopyrite were observed in holes numbers B-97-3, 7 and 8, yielding corresponding anomalous zinc and copper values in the range of 0.1% to 0.4 %. Hole B-97-08, drilled on the Driftwood River option, contained several intervals of elevated zinc values between 202 metres and 223 metres down-hole, with the best value being 0.62% zinc over a core length of 1.35 metres in a cherty ground-mass interpreted as a possible exhalite.

Good gold values were obtained over short intervals in holes B-97-04 and B-97-08. The former intervals occur within intermediate to felsic volcanic rocks which display quartz and quartz-carbonate veining, epidote, hematite and chlorite alteration. The gold in Hole B-97-08 is associated with sericitic, chloritic, slightly siliceous intermediate tuff containing some 10% stringer pyrite veinlets.

Hole B-98-9 was drilled in February 1998 near Hole B-97-3 to test the same IP anomaly in which anomalous copper and zinc had been intersected. No significant results were obtained.

In Currie Township, anomalous gold (up to 215 ppb) was intersected in hole C-97-1 between 155 metres and 159.5 metres in a fractured, pyritic, chloritized and carbonated diorite, in a section dominated by quartz feldspar porphyry and mafic to intermediate lavas. A value of 1 g/t Au was returned from hole C-97-2 over a core length of 0.5 metres (162.5 to 163.0 metres) in a chloritized lapilli tuff.

In Macklem Township ground magnetic and IP surveys were conducted from June to August 1996, and further magnetic surveying performed over grid extensions in January 1997. Thick varved clay overburden reduced the effectiveness of geophysical methods in this location. Nevertheless, two diamond drill holes tested weak IP anomalies which are located up to 500 metres north of gold occurrences previously explored by Black Hawk Porcupine Mines Limited in 1946. The host rocks are volcanic, believed to be equivalent to the Middle Tisdale Group, located near the axis of an easterly plunging syncline (MERQ-OGS, 1983). Diamond drill hole M-97-01 intersected variolitic, amygdaloidal and massive mafic lava. Chlorite and sericite alteration with quartz-carbonate veining were observed. A value of 1.1 g/t Au over a core length of 1.15 metres was obtained from sericitic, chloritic mafic lava, containing pyritic quartz-calcite veinlets and fracture-fillings. Minor chalcopyrite was also noted in these veinlets.

The best results from the NHLJV's second drill campaign are as follows:

BEST INTERSECTIONS, NIGHT HAWK LAKE JV					
SECOND DRILL CAMPAIGN, 1997					
Hole Number	Interval (metres)	Length (metres)	Copper (%)	Zinc (%)	Gold (g/t)
B-97-03	83.5-88.8	5.3	0.33		
incl.	86.0-87.0	1.0	1.05		
	145.5-152.0	6.5		0.51	
incl.	149.5-150.5	1.0		1.71	
B-97-04	90.0-90.65	0.65			8.9
	94.05-95.2	1.15			1.9
	132.5-133.0	0.5			17.2
B-97-07	199.0-202.0	3.0		0.23	
B-97-08	119.0-120.5	1.5			1.5
	202.3-203.65	1.35		0.62	
C-97-2	162.5-163.0	0.5			1.0
M-97-2	185-186.15	1.15			1.1

The NHLJV's third round of drilling focused on what is now called the Sheraton Lake Zone, immediately southwest of Sheraton Lake in Sheraton Township.

A grid was re-established over claims in the Sheraton Lake Option, and surveyed by IP (55.5 kilometres), magnetic (59.9 kilometres) and HLEM (20 kilometres) geophysical methods, and a number of anomalies were identified. From April to May 1997, five holes totaling 1,828 metres were drilled to test EM and IP targets west of Sheraton Lake, which were thought to represent the westward extension of the rocks which host the Seaway Occurrence one kilometre northeast of Sheraton Lake. Holes numbers SKG 97-2, 3 and 5 intersected several zones of copper mineralization within felsic tuffs and fragmental volcanic rocks.

Since the Issuer's announcement (June 20, 1997) of the discovery of significant base metals in its Hole CLS 97-1, the NHLJV's efforts have been divided between the Cross Lake Zone and the Sheraton Lake Zone.

The Sheraton Lake Zone was followed-up with the drilling of six more holes, numbered SKG 97-6, 7, 12, 13, 14 and 15, which also returned anomalous gold, silver, copper and zinc values over short intervals. In February and March 1998 the western extension of the Sheraton Lake Zone was tested by holes 98-SK-22 and 98-SK-23.

The Cross Lake Zone was tested by diamond drill holes numbers SK 97-8, 9 and 10, located in the south eastern part of Concession 5, Lot 9, between 500 metres and 900 metres southwest of the discovery hole. Significant gold, zinc, silver and lead values were encountered. Hole SK 97-10 was subsequently deepened, and Holes SK 97-16 to 20 and SK 98-24 were drilled to explore this zone further. A significant interval of gold mineralization was encountered in Hole SK 97-10 as well as numerous intervals of low grade zinc mineralization.

In April 1998, Golden Knight reported results on five additional holes, totalling 1,729 metres. The most significant hole, SK 98-24, intersected copper mineralization approximately 350 metres below surface. A 13.5 metre intersection (between 344.0 and 357.5 metres) which graded 1% copper, including 1.6% copper over 7.5 metres (348.5 to 356.0 metres), was hosted by chlorite altered cherty exhalatives. The footwall zinc zone was intersected between 370 metres and 453 metres (83 metres) and contained highly anomalous values, including 2.2% zinc over 1.5 metres. This hole tested a deep anomaly defined by mise-a-la-masse and Pulse EM geophysics and was significant in that subsequent down-hole geophysics suggested that the edge of a potentially larger copper zone had been intersected. Hole SK98-24 extended the strike length of copper mineralization in the Cross Lake Zone to 700 metres, and down-hole geophysics indicated further potential along strike and at depth. All holes intersected geology favourable for massive sulphide mineralization, as well as locally anomalous base metal values.

During summer and fall 1998, Golden Knight performed a small amount of IP, mise-a-la-masse, surface and borehole Pulse EM, humus geochemical sampling, and surveying of drill hole locations and property boundaries. All of the pre-existing drill core was re-logged.

Three diamond drill holes (SK 98-25, SK 98-26 and SK 98-27) were drilled during November and December 1998 for a total of 1,020 metres, to test Pulse EM anomalies at the west end of the Cross Lake Zone, immediately east of the Gibson Lake road. The bottom part of diamond drill hole CLS 98-54, from 485.0 to 737.0 metres was also drilled on the Night Hawk JV Property in the same area.

Diamond drill hole SK 98-25 was drilled to test an IP anomaly on the edge of several small, moderate Pulse EM targets to a down-hole depth of 380 metres. It was subsequently deepened to 452 metres. The hole penetrated tuffaceous sediments and lapilli tuff.

Diamond drill hole SK 98-26 was drilled to a depth of 245.0 metres to test the upper part of a well defined, moderately strong Pulse EM anomaly.

Diamond drill hole SK 98-27 tested the deeper part of the same Pulse EM target. It intersected chloritized, bleached and pyritic crystal tuff, quartz feldspar porphyry and sheared felsic tuffs and coarse fragmental volcanic rocks. An interval from 242 metres to 257 metres contains up to 20% disseminated pyrite in a highly carbonated tuff, with abundant quartz carbonate veins.

The interval from 485 metres to the bottom (737 metres) of diamond drill Hole CLS 98-54 is located within the Night Hawk JV Property. No significant metal values were obtained from this hole, which intersected altered felsic and intermediate tuff, lapilli tuff, fragmental volcanic rocks, chert and rhyolite, and ending in tuffaceous metasediments. The IP and Pulse EM anomalies appear to be explained by pyritic intervals in the upper part of the hole on the Sheraton-Timmins Property. No work was carried out in 1999.

The OGS "Operation Treasure Hunt" airborne geophysical survey, which was released in fall 2000, outlined the Sheraton Lake Zone and delineated several more EM anomalies on the flanks and along strike of the known mineralization that require testing. Another high priority target is a cluster of EM anomalies, outlined by the OGS survey and ground IP surveys, located halfway (500 metres) between the Cross Lake and Sheraton Lake Zones with a parallel strike direction.

In November 2000, the Issuer ground tested these areas using MMI soil analyses to prioritize targets for future detailed exploration. The work was conducted under the supervision of the Issuer's Qualified Person and Vice President, Exploration, Jim Miller-Tait, P.Geo. The soil samples using the MMI method were assayed at XRAL Laboratories, a division of SGS Canada Inc., of Toronto, Ontario, using their proprietary method.

In the fall of 2002, after optioning the property, Falconbridge completed 16.8 kilometres of line-cutting and ground geophysical surveys (HLEM and Magnetic survey), diamond drilling of 442 metres in two holes and associated bore hole pulse electromagnetic ("BHEM") surveys. One target was down-graded based on geophysical data obtained through assessment research and the second was tested by DDH SHER52-01 which intersected a 1.5 metre massive pyrite horizon above a 13 metre wide interval of strongly conductive graphitic argillite to explain the conductor. However, chalcopyrite mineralization was intersected throughout the hole, most notably within a sequence of felsic fragmentals immediately over 1.5 metres. A second target in the northwestern corner of the grid was also defined by the HLEM survey. This weak but isolated HLEM conductor was tested by DDH SHER52-02; however, the hole failed to intersect any definitive cause for the HELM response. BHEM surveys were not possible on the hole due to the extremely poor ground conditions and numerous zones of cave within the borehole.

Falconbridge is currently reviewing the geophysical data obtained in 2002, the results of which will determine follow-up work in 2003.

Item 4: Selected Consolidated Financial Information

The following tables set forth selected financial data with respect to Cross Lake Minerals Ltd. on a basis for the periods indicated. The information appearing below has been derived from and should be read in conjunction with the annual audited financial statements of Cross Lake Minerals Ltd. and notes thereto.

Years ended December 31	2002	2001	2000
Total revenues	$ 27,459	$ 30,034	$ 59,379
Loss from continuing operations – total	235,400	300,081	326,804
Loss from continuing operations – per share[1]	0.01	0.01	0.01
Net loss – total	235,400	493,909	839,609
Net loss – per share[1]	0.01	0.01	0.03
Total assets	5,598,033	5,636,909	6,157,453
Total long-term financial liabilities	-	-	-
Cash dividends declared per share	-	-	-
Mineral property expenditures	195,879	323,991	302,351

[1] Presented on an undiluted basis as a fully diluted basis would be anti-dilutive.

For each of the three years presented, the Issuer was engaged in the activity of acquiring and exploring mineral properties. Its accounting policies are in accordance with Canadian generally accepted accounting principles and were not significantly altered during the three years. In particular, the principle of deferring of mineral property acquisition and related exploration costs until commencement of production or the sale or abandonment of such properties was applied on a consistent basis throughout the three years.

Prior to the fourth quarter of 2002, total revenues consisted primarily of interest income and were dependent upon the Issuer's cash position during the year. Since then, revenues have been mostly due to management fees received as operator of the QR Project. The variability of net loss during the three years is due to the timing of the abandonment and write-off of various properties by the Issuer. Mineral property expenditures were reliant upon the Issuer's access to financial resources during a fiscal year.

Summary of Quarterly Results

	Revenues	Earnings (Loss)[1] from Continuing Operations	Earnings (Loss) from Continuing Operations per Common Share[3]	Net Earnings (Loss)[1][2] (unaudited)	Net Earnings (Loss) per Common Share[3]
2002					
Fourth Quarter	$21,209	$(26,663)	$(0.01)	$(26,663)	$(0.01)
Third Quarter	3,984	(61,589)	(0.01)	(61,589)	(0.01)
Second Quarter	1,348	(69,899)	(0.01)	(69,899)	(0.01)
First Quarter	918	(77,249)	(0.01)	(77,249)	(0.01)
2001					
Fourth Quarter	1,470	(75,519)	(0.01)	(248,884)	(0.01)
Third Quarter	5,608	(65,769)	(0.01)	(87,317)	(0.01)
Second Quarter	9,669	(82,234)	(0.01)	(82,234)	(0.01)
First Quarter	13,287	(76,559)	(0.01)	(75,474)	(0.01)

(1) The 2002 loss from continuing operations and net loss figures are the same for both before and after extraordinary items.
(2) The 2001 net loss includes mineral property write-offs of $193,828.
(3) The per share earnings (loss) figures are the same for both before and after extraordinary items and are presented on an undiluted basis only as a fully diluted basis would be anti-dilutive.

In 2001 and in the first quarter of 2002, revenues declined due to less interest income as a result of the Issuer's decreasing cash reserves. In the second quarter of 2002, net proceeds of $186,785 were received from a private share placement. With the acquisition of the QR Mine in July 2002, revenues increased with the receipt of management fees from the operation of the project.

In the fourth quarter of 2001, the loss for the period increased significantly due primarily to the write-off of mineral properties of $175,165. In the fourth quarter of 2002, the loss for the period decreased significantly due primarily to the increase in revenue from management fees and the decrease in general and administrative expenses to $47,872 from $65,573 in the previous quarter.

Item 5: Management's Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion and analysis should be read in conjunction with the audited financial statements for the fiscal years ended December 31, 2002 and 2001 and accompanying notes.

Operating Results

The following table summarizes financial data from the Issuer's operating results for the fiscal years ended December 31, 2002 and 2001:

Years ended December 31		2002		2001
Total assets	$	5,598,033	$	5,636,909
Total liabilities		29,933		22,285
Working capital		298,019		325,179
Cash & cash equivalents		275,263		324,768
Gross revenues		27,459		30,034
General & administrative expenses		262,859		330,115
Loss before mineral property write-offs		235,400		300,081
Net loss		235,400		493,909
Loss per share		0.01		0.01
Mineral property expenditures		195,879		323,991
Mineral properties – deferred costs		5,229,255		5,243,341
Funds provided by financing activities		186,176		-
Shareholders' Equity:				
Dollar amount	$	5,568,100	$	5,614,624
Number of securities		37,768,493		35,227,665

Net Loss

During fiscal 2002, the Issuer incurred a net loss of $235,400 ($0.01 per share) compared to a loss in 2001 of $493,909 ($0.01 per share) after a write-off of $193,828 of mineral property costs. The reported net losses for 2002 and 2001 may or may not be indicative of future losses or earnings as charges for mineral properties written off, if any, are dependent upon the Issuer's decisions to abandon certain properties, based on exploration results achieved or funding constraints.

General and administrative expenses decreased to $262,859 in 2002 from $330,115 in the previous year. This decrease in 2002 reflects a reduction in personnel and the Issuer's continuing efforts to cut costs. Reductions occurred in all the general and administrative expense areas, with the exception of insurance, which increased slightly to $13,540 in 2002 from $13,224 in 2001, and trust and filing which increased to $32,542 in 2002 from $24,036 in the previous year. This increase was primarily due to additional filing fees to the Toronto Stock Exchange.

Revenues

Revenues were $27,459 in fiscal 2002, compared to $30,034 in 2001. Interest income decreased to $5,013 in 2002 from $24,766 in 2001 due to the Issuer's reduced cash position. Management fees increased to $22,446 from $5,268 in 2001, due to charge-outs resulting from the operatorship of the QR Project.

Property Expenditures

Mineral property expenditures amounted to $198,579 in 2002, compared to $326,691 in the previous year. Acquisition costs for the year totalled $34,440, compared to $58,838 in 2001. Of the $ 34,440, $12,915 related to the QR Property, $10,000 to the Sheraton-Timmins, $8,825 to the Cariboo, and $2,700 in share issuance to the Swannell. Exploration expenditures for 2002 were $164,139, compared to $267,853 in the previous year. Of the $164,139 spent on exploration, $40,751 was on the Swannell Property, $33,680 on the Cariboo, $32,822 on the QR, $20,087 on the Ingenika, $14,368 on the Myoff and $22,431 on miscellaneous properties.

The Issuer received $212,665 in property option payments during 2002 pursuant to farm-out agreements on the Sheraton-Timmins ($85,000), QR ($62,282) and Cariboo ($65,383) Properties.

Liquidity and Working Capital

The Issuer had a working capital position of $298,019 at December 31, 2002 ($325,179 in 2001). This working capital is considered sufficient for property maintenance requirements, administrative overhead and minimal exploration expenditures until at least the end of 2003, assuming the earn-in partners on the Night Hawk Lake, QR and Cariboo Properties continue to fund expenditures. Funds will have to be raised to conduct any exploration programs of significance and there is no assurance that the Issuer will be successful in securing such funding.

The Issuer invests surplus cash in liquid, high-grade investments, with varying maturity dates, selected with regard to operational cash requirements and prevailing interest rates. Risks associated with these investments are judged by the Issuer to be very low.

Capital Resources

The Issuer relies on the issuance of share capital to raise capital. There can be no assurance, however, that the Issuer will be able to obtain required financing in the future on acceptable terms.

The Issuer completed one financing in 2002 which netted the Issuer $186,176. There were no financings completed in 2001. At December 31, 2002, the Issuer had administrative lease payment commitments of $26,841 during 2003, compared to $24,000 in 2002.

Quarterly Information

Please refer to Item 4 herein for quarterly information for the eight quarters up to December 31, 2002.

Outlook

Junior exploration companies, including the Issuer, rely primarily on equity financing for funding and there is no assurance that the Issuer will be successful in securing such funding. While market conditions remain unfavourable, the Issuer will strive to conserve cash. Current properties of merit will continue to be maintained and, when financially feasible, explored. As opportunities become available, the Issuer's portfolio will be enhanced with inexpensive properties of merit. As in the case of the Night Hawk Lake, QR and Cariboo Properties, joint venture partners will be sought to fund exploration work.

Item 6: Market for Securities

The Issuer's common shares trade on the TSX, in Toronto, Canada, under the symbol "CRN".

Item 7: Directors and Officers

7.1 Name, Address, Occupation and Security Holding

The following table sets out the names of the directors and officers, all offices in the Issuer each now holds, each person's principal occupation, business or employment, and the period of time during which each has been a director or officer of the Issuer:

Name, Municipality of Residence and Position with the Issuer	Principal Occupation, Business or Employment for the Past Five Years	Date Appointed to Present Position
Erik Andersen Vancouver, B.C. *Vice President, Land*	Vice President, Land, of the Issuer since April 1996; mineral land consultant since March 1996; previously retired.	April 12, 1996
John H. Davies, B.Sc. (Hons) (3) Mississauga, Ontario *Director*	Director of the Issuer since August 1987; Retired President and Director, Barringer Research Ltd., 1984 to May 2001.	August 17, 1987
Henry G. Ewanchuk, B.Sc. (Hons), P.Eng. (2)(3)(4) Vancouver, B.C. *Chairman & Director*	Chairman (since August 1997) and Director of the Issuer since April 1996; President (from June 1998 to January 2002 and C.E.O. (from November 1997 to January 2002); Director, Imperial Metals Corporation, February 1995 to August 1998.	April 12, 1996
Chet Idziszek, M.A.Sc. (1)(2)(4) Powell River, B.C. *Director*	Director of the Issuer since April 1996; Director, C.E.O. (1994) and President, Adrian Resources Ltd., since 1990; C.E.O. and Director, Madison Enterprises Corp. since November 1993.	April 12, 1996
Michele A. Jones, B.A. (Hons) Vancouver, B.C. *Executive Vice President, Administration*	Executive Vice President, Administration, of the Issuer since June 1998; Corporate Secretary of the Issuer from April 1996 to June 1998.	June 18, 1998
Kristina Jackson, B.A. Delta, B.C. *Corporate Secretary*	Corporate Secretary of the Issuer since June 1998; Assistant Corporate Secretary of the Issuer from November 1997 to June 1998.	June 18, 1998
J. Brian Kynoch, B.A.Sc., P.Eng. (4) Vancouver, B.C. *Interim President & Director*	Interim President since January 2002 and Director since April 1996; C.O.O. of the Issuer from October 1999 to January 2002; Senior Vice President and Chief Operating Officer, Imperial Metals Corporation, since February 1995 and Director since May 1996; Colony Pacific Explorations Ltd., Director from March 1996 to April 2001.	April 12, 1996
James Miller-Tait, B.Sc., P.Geo. North Vancouver, British Columbia *Vice President, Exploration*	Vice President, Exploration of the Issuer since November 1998; Project Geologist of the Issuer January 1998 to November 1998; President, Sikanni Mine Development Ltd., January 1997 to January 1998.	November 26, 1998

Name, Municipality of Residence and Position with the Issuer	Principal Occupation, Business or Employment for the Past Five Years	Date Appointed to Present Position
James Mudie, B.Sc.,C.G.A. Kelowna, British Columbia *C.F.O.*	C.F.O. of the Issuer since May 1999; Public Accountant, De Visser & Company, June 1994 to January 1998.	May 20, 1999
Keith E. Steeves, F.C.A. (1)(4) Richmond, B.C. *Director*	Director of the Issuer since August 1997; Independent consultant since 1996; currently Director of Teck Cominco Limited.	August 27, 1997
Malcolm J. A. Swallow, B.Sc. (Hon) (2)(3)(4) Langley, B.C. *Director*	Director of the Issuer since January 1997; President of Canadian Zinc Corporation, since May 2000; Vice President, Development, Imperial Metals Corporation, April 1994 to May 2000; Director, Anglesey Mining PLC, June 1988 to present.	January 27, 1997
James W.F. Tutton, B.Comm. (1) Whistler, B.C. *Director*	Director of the Issuer since August 1987; President of the Issuer from April 1996 to June 1998; Secretary, Archon Minerals Limited, from June 1995 to May 2000.	August 17, 1987

(1) Member of Audit Committee
(2) Member of Technical Committee
(3) Member of Corporate Governance Committee
(4) Member of Compensation Committe

Each director elected will hold office until the next annual general meeting of the Issuer, unless the director's office is earlier vacated in accordance with the Articles of the Issuer.

As at May 1, 2003, the Directors and senior officers of the Issuer as a group beneficially own, directly or indirectly, 7.2% of the outstanding common shares of the Issuer.

7.2 Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Issuer has been the subject of any corporate cease trade orders or bankruptcies, penalties or sanctions, nor personal bankruptcies, except as follows. Mr. Brian Kynoch, Interim President and Director of the Issuer, is also Senior Vice President and Chief Operating Officer of Imperial. On November 23, 2001, IMC announced that it had voluntarily filed for, and had been granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. On March 7, 2002, IMC announced that its creditors and shareholders had strongly approved the Plan. On March 8, 2002, a final order approving its Plan was received from the Supreme Court of British Columbia.

7.3 Conflicts of Interest

To the knowledge of management of the Issuer, no insider or nominee for election as a director of the Issuer had any interest in any material transaction during the year ended December 31, 2002, or has any interest in any material transaction in the current year, except for the following:

1. In May 2002, the Issuer was granted the right to acquire a 100% interest in the Cariboo Property from Imperial. Mr. Brian Kynoch is a director and officer of both the Issuer and Imperial.
2. In June 2002, Messrs. Henry Ewanchuk (Chairman and director), Malcolm Swallow (director) and Erik Andersen (officer) participated as to an aggregate 277,774 common shares of a private placement of 2,495,828 common shares.
3. Mr. James W. F. Tutton, director of the Issuer, is also a director of East West which holds one property on a joint venture basis with the Issuer.

In addition, please refer to Item 3.2 Risk Factors – Conflicts of Interest

Item 8: Additional Information

Additional information, including Directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, where applicable, are contained in the Issuer's Information Circular dated May 1, 2003 for its Annual General Meeting to be held June 12, 2003.

Additional financial information is contained in the Issuer's 2002 Annual Report to Shareholders, which includes the audited financial statements for the year ended December 31, 2002.

The Issuer shall provide, upon request to the Secretary and upon payment of a reasonable charge where permitted, a copy of the 2002 Annual Information Form, the 2002 audited financial statements of the Issuer and the accompanying auditor's report thereon, any subsequent interim financial statements and the Information Circular.